     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1998
                                                     REGISTRATION NO. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                         ATHERTON CAPITAL INCORPORATED
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

            DELAWARE                              6162                            94-3263361
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                         1001 BAYHILL DRIVE, SUITE 155
                              SAN BRUNO, CA 94066
                                (650) 827-7800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANTS PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                                DAVID L. ELDER
                            CHIEF EXECUTIVE OFFICER
                         ATHERTON CAPITAL INCORPORATED
                         1001 BAYHILL DRIVE, SUITE 155
                              SAN BRUNO, CA 94066
                                (650) 827-7800
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:

               ALAN K. AUSTIN, ESQ.                               MARK R. LEVIE, ESQ.
                BRIAN C. ERB, ESQ.                               LAWRENCE T. KANE, ESQ.
         WILSON SONSINI GOODRICH & ROSATI                  ORRICK, HERRINGTON & SUTCLIFFE LLP
             PROFESSIONAL CORPORATION                      OLD FEDERAL RESERVE BANK BUILDING
                650 PAGE MILL ROAD                                 400 SANSOME STREET
             PALO ALTO, CA 94304-1050                         SAN FRANCISCO, CA 94111-3143
                  (650) 493-9300                                     (415) 392-1122

                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                         PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF SECURITIES     AGGREGATE OFFERING         AMOUNT OF
           TO BE REGISTERED                  PRICE (1)          REGISTRATION FEE
--------------------------------------------------------------------------------
Common Stock, $0.001 par value.......      $60,000,000              $17,700

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o).

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY SUCH STATE.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS         Subject to completion, dated June 3, 1998
dated     , 1998

                                        Shares

                                     [LOGO]

                                  Common Stock

All of the shares of Common Stock (the "Common Stock") offered hereby (the "Offering") are being issued and sold by Atherton Capital Incorporated (the "Company"). Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial
public offering price will be between $    and $    per share. See
"Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Application has been made to list the Common Stock for quotation on the Nasdaq National Market under the symbol "ATHR".

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               PRICE TO UNDERWRITING PROCEEDS TO
                                                PUBLIC  DISCOUNT (1) COMPANY (2)
--------------------------------------------------------------------------------
Per Share.....................................    $        $            $
--------------------------------------------------------------------------------
Total (3).....................................   $         $            $
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The Company and certain selling stockholders (the "Selling Stockholders") have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $    .
(3) The Company and the Selling Stockholders have granted the Underwriters a
    30-day option to purchase up to     additional shares of Common Stock
    solely to cover over-allotments, if any, at the Price to Public less the Underwriting Discount. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount, Proceeds to Company and
    Proceeds to Selling Stockholders will be $    , $    , $    and $   ,
    respectively. See "Underwriting."

The shares of Common Stock are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates for such shares of Common Stock will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or about
    , 1998.

Piper Jaffray Inc.                                      PaineWebber Incorporated

[Set forth on this page is a map of the United States indicating (i) the Company's 12 locations (including the Company's home office) which service six regions encompassing the entire United States and (ii) the location of franchise units financed by the Company.]

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES OF COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE UNDERWRITING.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) reflects the 1000-for-one split of the Company's Common Stock effected in October 1997 and (iii) reflects the filing, to be effected concurrently with the Offering being made hereby, of an Amended and Restated Certificate of Incorporation, providing for, among other things, the authorization of 5,000,000 shares of undesignated preferred stock (the "Preferred Stock"). In this Prospectus, unless the context otherwise indicates, references to "Atherton" or the "Company" are to Atherton Capital Incorporated, a Delaware corporation, and its predecessor, Atherton Capital Partners, L.P., a California limited partnership.

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors set forth in this Prospectus.

                                  THE COMPANY

COMPANY OVERVIEW

  The Company is a leading specialty commercial finance company engaged in the business of financing seasoned, multi-unit operators of established national and regional franchise concepts. The Company initially focused on providing financing to franchisees of quick service restaurant concepts, such as Burger King, Wendy's and Taco Bell. The Company has expanded its business to encompass other franchise industries, including casual and family dining concepts, such as Denny's and TGI Friday's; specialty retail concepts, such as Midas, Blockbuster and Jiffy Lube; and retail energy concepts, such as Amoco and Citgo. The Company offers diverse and flexible loan products designed to meet the varied financing needs of franchise operators, including store refinancings, acquisitions of existing units, new store construction, real estate acquisitions, store improvements and equipment purchases. The Company underwrites franchise loans primarily on the basis of sustainable cash flow and enterprise value (the price an independent prospective buyer would pay for the operating business) rather than on the more traditional basis of the value of real estate and personal property collateral.

  The Company originates fixed and floating interest rate loan products through 12 locations which service six regions encompassing the entire United States. The Company's loans have been funded primarily through the Warehouse Line of Credit (the "Warehouse Line") and the Subordinated Debt Facility (the "Facility") provided by Koch Industries, Inc. ("Koch") through its wholly-owned subsidiary, Franchise Finance Corp. ("FFC"). From the Company's inception through March 31, 1998, the Company has funded more than $395.8 million in loans with an average loan size of approximately $661,000. Annual loan originations grew to $179.5 million in 1997, up from $114.2 million in 1996. Loan growth continued during the first quarter of 1998, with total originations of $92.9 million, compared to $21.0 million during the first quarter of 1997. At March 31, 1998, the Company had four loans to two borrowers amounting to $2.3 million, or less than 1% of all loans in the Company's servicing portfolio, more than 30 days delinquent and had no loans more than 60 days delinquent. From its inception through March 31, 1998, the Company has experienced no charge-offs.

  The Company sells loans primarily to institutional investors through securitization transactions. To date, the Company has securitized 30.9% of all loans originated and, beginning in the second quarter of 1998, intends to effect securitization transactions on a quarterly basis. There can be no assurance, however, that the Company will be able to complete securitizations quarterly, or at all. As of March 31, 1998, the Company held $259.1 million of loans for sale, including construction loans. The Company also acts as the servicing advisor for its securitized loans and receives a servicing fee for such services. The Company's founders, David L. Elder and Arthur P. Brazy, Jr., have worked together since 1992 developing securitizable loan products for franchisees.

  The Company attributes its loan origination and revenue growth to its (i) franchise industry experience, (ii) innovative financial product offerings,
(iii) strong relationships with franchisors and franchisees throughout the country, (iv) extensive proprietary databases, (v) proven risk management and underwriting methodologies, (vi) superior customer service and (vii) securitization expertise.

INDUSTRY OVERVIEW

  Franchised businesses encompass a wide range of retail industries, including restaurants, retail gas outlets ("RGOs"), automotive services and other specialty retail concepts. In 1997, franchised businesses operated one out of every 12 business establishments in the United States and generated approximately $800 billion, or 40%, of all retail sales, according to the International Franchise Association ("IFA"). According to the IFA, there are more than 550,000 franchises in the United States employing more than 8 million persons.

  Franchised concepts approved by the Company share many of the same characteristics, including large numbers of units, strong unit level performance and standardized operations. The restaurant industry, which generally can be divided into two segments, quick service restaurants ("QSRs") and full service restaurants (which include family and casual dining concepts), is one of the largest components of the franchise market. Revenues in the restaurant industry in 1997 totaled approximately $215 billion, or approximately two-thirds of food service sales that year, according to the National Restaurant Association. Similarly, the RGO market consists of a significant number of operating units with over 180,000 retail locations, including gasoline/convenience stores, traditional service stations and truck stops, according to National Petroleum News. Specialty retail franchise concepts, such as automotive service providers, exhibit the same attributes as restaurant franchise concepts and RGO concepts. According to the Automotive Parts and Accessories Association, the retail automotive services industry had over $151 billion in annual sales in 1997.

  Historically, the alternatives available to franchisees seeking to finance their business operations have been limited, and available sources of financing have often imposed significant restrictions on borrowers. In the early 1990s, a new generation of franchise lenders emerged, consisting of a small number of specialty commercial finance companies dedicated to financing franchisees in a more efficient and cost effective manner than traditional bank and finance company lending sources. The Company believes that there will be increasing demand for franchise loan products as a result of expected strong growth rates and certain trends in franchise industries, including acquisition, enhancement and refranchising of stores by franchisors and continued consolidation among franchisees.

BUSINESS STRATEGY

  The Company's goal is to be the leading financial resource for the franchise industry. The Company is committed to quality loan originations, product innovation, superior customer service and maximization of stockholder value. The following strategic elements are integral to the Company's success in achieving its goal:

  Increase Lending to Existing Markets. The Company intends to continue to leverage its brand name, reputation for competitive prices and quality service in order to expand its market share in the restaurant and specialty retail franchise lending segments. The Company believes that recent growth in the restaurant and specialty retail segments, along with continued trends toward refranchising of units currently owned by franchisors and consolidation among franchisees, will create additional financing opportunities for the Company.

  Expand into New Franchise Markets. The Company has identified as potential expansion opportunities several franchise market segments which exhibit characteristics similar to those of its existing client base, such as large numbers of franchise units, significant funding requirements, strong unit level cash flows, standardized operations and a lack of alternate competitive funding sources. The Company believes it is well-positioned to offer its franchise finance products to other largely underserved segments of various franchise industries.

  Develop Additional and Improve Existing Financial Products. The Company intends to continue its development of new, more flexible financial products and lending programs that are specifically tailored to meet the needs of franchisees in a variety of franchise systems. The Company also intends to continue to improve its existing products in response to evolving borrower needs.

  Diversify Revenue Sources. The Company intends to explore other strategies for revenue growth and diversification, including the acquisition of existing loan portfolios, the offering of advisory services within the franchise industry and the development of lease, vendor and distributor financing programs.

  Provide Superior Customer Service. The Company believes that a key to its success has been its responsiveness to customer needs and the quality of its personnel. To enhance customer service, the Company has made investments in loan origination infrastructure and high quality underwriting, closing, documentation and servicing personnel, while outsourcing administrative functions in order to focus on its core competencies.

  Maintain High Credit Standards. Management emphasizes high credit quality standards in order to achieve strong loan portfolio performance. The Company's expertise in analyzing industries, concepts, borrowers and transactions will be important as it continues to expand into new market segments and introduce new products.

  Improve Borrowing Spread and Diversify Funding Sources. The Company continually seeks to reduce its funding costs and diversify its warehouse funding sources. Currently, the Company is negotiating to obtain additional, lower cost warehouse facilities. There can be no assurance, however, that the Company will succeed in obtaining additional credit facilities on favorable terms, or at all.

  Improve Secondary Market Execution. The Company is committed to maintaining effective secondary market execution on the loans it originates and sells. The Company believes that its favorable securitization execution has resulted primarily from the credit quality and attractive terms of the loans it originates. In addition, the Company acts as the servicing advisor for the loans it has securitized, providing a liaison between the secondary market and its customers.

                                  THE OFFERING

 Common Stock offered by
  the Company (1)..........         shares
 Common Stock to be
  outstanding after this
  Offering.................         shares (1)(2)
 Use of Proceeds........... The Company intends to use the net proceeds to fund future loan originations, for general corporate purposes and to
                            reduce outstanding borrowings under the Warehouse Line and the
                            Facility. See "Use of Proceeds."
 Proposed Nasdaq National
  Market Symbol............ "ATHR"

--------
(1) Assumes no exercise of the Underwriters' over-allotment option.

(2) Based on shares outstanding as of March 31, 1998. Excludes an aggregate of
    (i) 2,323,100 shares of Common Stock reserved for issuance pursuant to the Company's 1997 Stock Plan, of which options to purchase 1,614,987 shares at a weighted average exercise price of $1.43 were granted to officers and
    employees of the Company in October 1997, and (ii)        shares of Common
    Stock reserved for issuance pursuant to the Company's Employee Stock Purchase Plan. See "Management -- 1997 Stock Plan," "-- Employee Stock Purchase Plan," "Description of Capital Stock" and Notes 3 and 13 of Notes to Financial Statements.

                                  RISK FACTORS

  Prospective investors should consider carefully the information contained under "Risk Factors," as well as the other information and data included in this Prospectus, for certain considerations relevant to evaluating an investment in the shares of Common Stock offered hereby.

                        SUMMARY FINANCIAL AND OTHER DATA

  The following summary financial and other data should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The statement of operations data for the fiscal years ended December 31, 1997 and 1996, and for the period from February 10, 1995 (the inception date of Atherton Capital Partners, L.P. ("ACP")) to December 31, 1995, are derived from the financial statements of the Company and ACP, the Company's predecessor. Such statements have been audited by KPMG Peat Marwick LLP, independent auditors, and are included elsewhere in this Prospectus. The statement of operations data of the Company for the three months ended March 31, 1998 and 1997 and the balance sheet data as of March 31, 1998 are derived from unaudited financial statements of the Company included elsewhere in this Prospectus. The operating results for the three months ended March 31, 1998 and 1997 are not necessarily indicative of the results to be expected for any other interim period or any other future fiscal year.

                           THREE MONTHS ENDED        YEAR ENDED      PERIOD FROM
                                MARCH 31,           DECEMBER 31,     INCEPTION TO
                          ---------------------- ------------------  DECEMBER 31,
                             1998        1997       1997     1996        1995
                          ----------  ---------- ---------- -------  ------------
                            (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Gain on sale of loans
  (1)...................  $      --       $6,833     $6,833 $   --     $   --
 Net interest income....         768         360      2,192     865         55
 Processing fee income
  (2)...................           1           8         17     392        --
 Loan servicing income..          43          60        291     179         52
 Other income...........          16           1        177      --         12
                          ----------  ---------- ---------- -------    -------
    Total revenues......         828       7,262      9,510   1,436        119
Expenses:
 Salaries and benefits..         598         242      2,091     875        740
 Provision for loan
  losses................         300         --         200     --         --
 General and
  administrative........         655         362      1,994   1,235        805
                          ----------  ---------- ---------- -------    -------
    Total expenses......       1,553         604      4,285   2,110      1,545
                          ----------  ---------- ---------- -------    -------
Income (loss) before tax
 and minority interest..        (725)      6,658      5,225    (674)    (1,427)
Income tax expense
 (benefit)..............        (265)      2,861      2,339     --         --
                          ----------  ---------- ---------- -------    -------
Income (loss) before
 minority interest......        (460)      3,797      2,886    (674)    (1,427)
                          ----------  ---------- ---------- -------    -------
Minority interest.......         --          --         --      585        --
                          ----------  ---------- ---------- -------    -------
Net income (loss).......  $     (460)     $3,797     $2,886 $(1,259)   $(1,427)
                          ==========  ========== ========== =======    =======
Net income per share--
 basic..................  $    (0.02) $     0.18 $     0.13
Net income per share--
 diluted................  $    (0.02) $     0.17 $     0.12
Weighted average common
 shares outstanding --
  basic.................  23,231,000  20,718,000 22,611,356
                          ==========  ========== ==========
Weighted average common
 shares outstanding --
  diluted...............  24,845,987  22,332,987 24,226,343
                          ==========  ========== ==========

--------
(1) Gain on sale of loans for the three months ended March 31, 1997 and the year ended December 31, 1997 includes $1.8 million of cash gains received at the time of sale. Loan origination fees recognized as a component of the gain on sale of loans generated $1.5 million of cash which was received at the time the loans were originated.

(2) In 1997, the Company adopted FAS 125 "Accounting for Transfers of Servicing and Financial Assets and Extinguishments of Liabilities" which allowed the Company to recognize a gain on the sale of loans at the time of securitization (see footnote (1) above). Prior to adoption of FAS 125, the Company recognized loan fees collected at the time of origination as processing fee income.

                                               AS OF       AS OF DECEMBER 31,
                                             MARCH 31,  -------------------------
                                               1998       1997      1996    1995
                                             ---------  --------  -------- ------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash.......................................  $    608   $    762  $  1,620 $  733
Loans held for sale (including construction
 loans)....................................   259,098    167,690    98,633    --
Loans held for investment..................       917      1,284       --     --
Retained interest in loan securitizations..     4,086      3,950       --     --
Accrued interest receivable................     1,748      1,254       653    --
Capitalized servicing rights...............       841        879       143    183
Other assets...............................     1,253      1,055       613    724
                                             --------   --------  -------- ------
  Total assets.............................   268,551    176,874   101,662  1,640
Warehouse line.............................   247,620    160,231    94,542    --
Subordinated debt facility.................     8,478      4,182     4,716    --
Deferred income taxes......................     1,937      2,202       --     --
Other liabilities..........................     3,046      2,452     1,025    143
                                             --------   --------  -------- ------
  Total liabilities........................   261,081    169,067   100,283    143
                                             --------   --------  -------- ------
Minority interest..........................       --         --         87    --
                                             --------   --------  -------- ------
Partners' capital..........................        --        --      1,292  1,497
Common stock...............................        23         23       --     --
Additional paid-in capital.................     6,746      6,746       --     --
Deferred compensation......................    (1,724)    (1,847)      --     --
Retained earnings..........................     2,425      2,885       --     --
                                             --------   --------  -------- ------
Total partners' capital/stockholders'
 equity....................................  $  7,470   $  7,807  $  1,292 $1,497
                                             ========   ========  ======== ======

                          THREE MONTHS THREE MONTHS                           PERIOD FROM
                             ENDED        ENDED     YEAR ENDED DECEMBER 31,   INCEPTION TO
                           MARCH 31,    MARCH 31,   ------------------------  DECEMBER 31,
                              1998         1997        1997         1996          1995
                          ------------ ------------ -----------  -----------  ------------
                                              (DOLLARS IN THOUSANDS)
SELECTED OPERATING
 STATISTICS:
Loan Originations:
 Total loan
  originations..........    $ 92,881     $ 20,992   $   179,453  $   114,171     $9,375
 Average initial
  principal balance per
  loan..................    $    641     $    617   $       667  $       660     $  781
 Weighted average
  interest rate:
  Fixed rate loans......        8.51%        9.75%         9.93%        9.83%      9.56%
  Floating rate loans...        9.00%       10.38%         9.65%         -- %       -- %
Loan sales:
 Original principal
  balance of loans sold
  through
  securitization........    $    --      $ 99,809   $    99,809  $    22,415     $  --
Loans held in servicing
 portfolio..............    $368,063     $134,828   $   278,585  $   119,049     $9,355
Loans more than 30 days
 delinquent as a
 percentage of servicing
 portfolio..............         0.6%         -- %          0.2%         0.4%       -- %
Loans more than 60 days
 delinquent as a
 percentage of servicing
 portfolio..............         -- %         -- %          -- %         -- %       -- %
Loans more than 90 days
 delinquent as a
 percentage of servicing
 portfolio..............         -- %         -- %          -- %         -- %       -- %
Charge-offs as a
 percentage of servicing
 portfolio..............         -- %         -- %          -- %         -- %       -- %

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves various risks. Prior to investing in the Common Stock being offered hereby, prospective investors should consider carefully the factors set forth below, together with the other information set forth in this Prospectus. Certain information contained in this section and elsewhere in this Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors set forth in this section and elsewhere in this Prospectus.

SUBSTANTIAL NEED FOR LIQUIDITY TO FUND LENDING ACTIVITIES

  The Company has an ongoing need to finance its lending activities, which are expected to increase to the extent that the volume of loan originations increases. The Company's primary operating cash requirements will include the funding of (i) permanent loans pending sale, construction loans and delinquent or defaulted loans pending liquidation, (ii) fees and expenses incurred in connection with its securitization program, (iii) overcollateralization, reserve account requirements or other credit enhancement costs in connection with securitized loans, (iv) interest, fees and expenses associated with the Warehouse Line and the Facility with FFC and any other line of credit or similar facility into which the Company may enter in the future, (v) federal and state income tax payments and (vi) ongoing administrative and other operating expenses, including expenses incurred in connection with loan workouts. The Company currently funds its cash requirements primarily through securitizations, borrowings from FFC under the Warehouse Line and the Facility, origination fees, servicing advisor fees and interest on loans held by the Company.

  The Company uses borrowings under the Warehouse Line and the Facility to fund its loan originations. Such borrowings are secured by loans originated and held by the Company. There can be no assurance that the Company will be able to continue to meet its debt service obligations resulting from borrowings and, to the extent that it cannot, the Company risks the loss of some or all of the assets securing its debt.

  Warehouse lines of credit are generally of short maturity, and accordingly the Company must renew or replace them from time to time. The Warehouse Line and the Facility will each expire and all borrowings thereunder will become due and payable on December 31, 1999. There is no assurance that the Company will be able to renew the Warehouse Line or the Facility on a timely basis, on acceptable terms, or at all. See "-- Significant Reliance on Relationship with Koch Industries." The Company is currently negotiating additional warehouse lines of credit with third party lenders, but there can be no assurance that financing through borrowings in an amount sufficient to satisfy the Company's future cash requirements will be available on acceptable terms, if at all.

  In addition, there can be no assurance that the Company will have access to the capital markets in the future for equity or debt issuances or for securitizations. The Company's inability to access the capital markets or obtain acceptable financing would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SUBSTANTIAL DEPENDENCE ON SECURITIZATIONS

 General

  The Company currently sells through securitization transactions substantially all of the loans that it originates. In general, the Company's securitizations involve the sale of a pool of loans on a non-recourse basis to a special purpose entity ("SPE"). The SPE issues securities evidencing interests in the loan pool which are purchased by institutional investors. Such securities may be issued in multiple classes that have been assigned ratings by nationally recognized credit rating agencies reflecting the relative rights of each of the rated classes to receive payments. Although the Company originates and acts as the servicing advisor for the loans that it securitizes, legal and beneficial ownership of securitized loans is held by the issuing SPE, and such loans serve as collateral for the securities issued by the SPE. The assets of the SPE are not available to pay creditors of the Company. The Company's ongoing interest in such assets is generally limited to its retained interests, including (i) overcollateralization amounts and (ii) servicing advisor fees.

  Although the Company sells the underlying loans to a SPE in its securitizations, because the SPE may pay dividends or make other distributions to the Company, and because the Company owns, directly or indirectly, all the equity interests in the SPE, the Company continues to be subject to risks of delinquencies, prepayments and charge-offs of the securitized loans.

  While the Company intends to complete loan securitizations on a quarterly basis, there can be no assurance that the Company will be able to complete securitizations quarterly, or at all. The Company will be required to originate loans of sufficient volume in order to meet its planned loan securitization schedule. In addition, certain other factors described below, some of which are beyond the Company's control, affect the Company's ability to complete securitizations of its loans. The Company's inability to originate loans of sufficient volume or on a timely basis, or any adverse changes in any of the factors set forth below, could impair the Company's ability to securitize loans, which could have a material adverse effect upon the Company's business, financial condition and results of operations. Specifically, the Company's failure to complete a planned securitization in any future quarter would have a material adverse effect on the Company's results of operations for that quarter. See "-- No Prior Public Market; Possible Volatility of Stock Price."

 Risks Associated with Calculation of Gain on Sale

  The "gain on sale" associated with securitizations and loan sales is the largest component of the Company's revenues. In addition, the Company establishes retained interests in loan securitizations as a balance sheet asset item, which is amortized based on the estimated cash flows over the remaining terms of the securitized loans. The gain on sale of loans in a securitization is computed as the excess of the cash received and assets retained over the carrying value of the loans sold, less transaction costs. The fair value of retained interests in loan securitizations is computed as the present value of the estimated cash flows associated with the retained interests, using a discount rate and prepayment and credit loss assumptions. Of the $6.8 million gain on sale from securitizations recognized by the Company in 1997, $1.8 million was comprised of cash received by the Company at the time of securitization. The remaining $5.0 million gain on sale represented the present value of anticipated cash flows on retained interests and fee income previously received in cash and deferred until the time of the loan sale. Depending upon the securitization structure and execution of the transaction, in future transactions the Company may not receive some or all of the cash representing the gain on sale of the securitization until payments are received on the securitized assets, or may never receive some or all of such cash. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Accounting for Gain on Sale of Loans; Retained Interests in Loans Sold" and "-- Liquidity and Capital Resources."

  The anticipated payments to the Company or its subsidiaries on the retained interests in a loan securitization are discounted at a specified rate and further reduced by the Company's estimate of future credit losses and loan prepayments over the remaining terms of the securitized loans. To date, in discounting anticipated cash flows to be released to the Company from the SPE (cash out method) on its retained interests in securitized loans, the Company generally (i) has used an effective annual discount rate of 12%, (ii) has assumed an annual default rate equal to 0.5% of the outstanding principal balance of its loans, with an assumed 50% recovery rate on defaulted loans 24 months subsequent to the date of default and (iii) has assumed an annual prepayment rate of 5% of the then outstanding principal balance of the securitized loans. If prevailing interest rates rise, the Company may need to increase the required discount rate used in determining the value of retained interests in securitizations, thus reducing the Company's gain on sale. In addition, the Company would record an expense, reducing the carrying value (on a consolidated basis) of retained interests in prior loan securitizations. The actual rate of credit losses and prepayments are influenced by a variety of economic and other factors, including general economic conditions and business competition. Accordingly, there can be no assurance that the actual rate of credit losses and prepayments on the loans sold in the Company's securitizations will not exceed the Company's estimates or historical experience. If actual credit losses and prepayments exceed the Company's estimates, the Company would be required to record an expense in a future period or periods, reducing the carrying value (on a consolidated basis) of retained interests in loan securitizations. There can be no assurance that future changes in the Company's securitization structures, interest rates or future credit loss and prepayment levels will not result in losses which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

  Although it records a gain on sale at the closing of a securitization, the Company is permitted to defer actual payment of taxes on such gain until cash is actually received from borrowers. To the extent that the Company is unable to defer such taxes in future securitization transactions or is required by the Internal Revenue Service to accelerate the payment of taxes which previously had been deferred, the Company's liquidity, and thus its ability to pursue its growth strategy and to fund its future loan origination and securitization activities, may be adversely affected.

 Timing Risks

  The Company has completed two securitizations since its inception in February 1995. Beginning in the second quarter of 1998, the Company intends to effect securitization transactions on a quarterly basis, but there can be no assurance that the Company will be able to do so. Market and other considerations such as the volume and timing of loan originations affect the timing of such transactions and may cause the Company's results of operations to fluctuate accordingly. Any delay in the sale of a loan pool beyond a quarter-end would postpone the recognition of gain related to such loans and may result in the Company's reporting losses for such quarter. See "-- No Prior Public Market; Possible Volatility of Stock Price" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 Execution Risks

  In order to securitize its loans on favorable terms, the Company must obtain ratings for its securities from nationally recognized credit rating agencies. The Company's inability to obtain ratings for its securities would likely cause the Company's costs of securitization to increase and its gain on sale resulting from such securitization to decrease, and could result in an inability to sell its securities. The Company may rely on credit enhancements purchased from monoline insurance companies to enable it to obtain the necessary credit ratings. The unwillingness of insurance companies to guarantee payment of principal and interest on the Company's securitized loans, or the Company's inability to obtain such insurance coverage on advantageous terms, could have a material adverse effect on the Company's ability to securitize loans on favorable terms, if at all.

  To the extent there is a decrease in the credit quality of loans originated by the Company or similar loans originated by its competitors, the ability of the Company to obtain ratings and securitize or sell loans may be adversely affected. Even if the Company is able to obtain such ratings, rating agencies may require that a higher proportion of the securities issued in the Company's securitizations be subordinated, thus decreasing the proceeds earned by the Company. Moreover, an adverse change in the performance of loan pools securitized by the Company or similar loan pools securitized by its competitors could also adversely affect the Company's ability to obtain ratings and to securitize or sell loans. In addition, to the extent that the Company makes loans in new market segments or to different types of entities in existing market segments, there is a risk that such loans will not be securitizable or will be securitizable only on terms that are not advantageous to the Company.

  Substantially all of the Company's loans contain provisions that discourage prepayment of such loans. Prepayment provisions included in a majority of the Company's fixed rate loan documents provide for a prepayment fee in an amount sufficient to compensate the Company or investors in the Company's securitizations for the difference in their yield upon reinvestment of the prepayment proceeds and the expected yield to maturity of the loan. Prepayment penalties included in the documents governing the Company's other loans, however, are less severe. Prepayment restrictions on the Company's loans can, but do not necessarily, provide a deterrent to prepayments. If actual prepayments materially exceed Company estimates, the carrying value of the Company's retained interests in loan securitizations may decrease, and the Company may be unable to effect future securitizations on terms similar to its recent securitizations, if at all.

 Market Risks

  The securitization market for the Company's loans is relatively undeveloped compared to the securitization market for other types of loans, and may be more susceptible to market fluctuations or other adverse changes than more developed capital markets. Conditions in the securities markets in general and conditions in the asset-backed securities market specifically affect the Company's ability to securitize or sell loans.

  Any substantial reduction in the size, pricing or availability of the securitization market for the Company's loans, for whatever reason, would have a material adverse effect on the Company's business, financial condition and results of operations.

SIGNIFICANT RELIANCE ON RELATIONSHIP WITH KOCH INDUSTRIES

  The Company's relationship with Koch and FFC is significant in a number of respects. FFC is a wholly-owned subsidiary of Koch, a privately held, multi-national industrial and financial services company. Koch, through FFC, provides a total of $320 million (which amount will decrease to $270 million in October 1998) in revolving credit to the Company through the Warehouse Line and the Facility. In addition, Koch currently provides all of the Company's interest rate swaps. Koch, through FFC, owns approximately 35% of the Company's outstanding Common Stock prior to this Offering, and an FFC designee, Jeffrey R. Thompson, serves as a director of the Company.

  There can be no assurance that Koch will retain its equity interest in the Company or that it will continue to provide financing or interest rate swaps to the Company. If Koch were to divest its equity interest in the Company, it may have less incentive to continue to provide financing or interest rate swap transactions to the Company. If Koch decides not to renew the Warehouse Line or the Facility upon their expiration on December 31, 1999 or to discontinue providing swaps, the Company would be required to find alternative sources for its financing and interest rate risk management. The Company is currently negotiating to obtain additional warehouse lines of credit, but there can be no assurance that such alternative financing will be available on acceptable terms, if at all. To the extent that the Company is unable to obtain alternative financing, it may have to curtail its loan origination activities. To the extent that the Company is unable to obtain interest rate swaps, it will be exposed to a substantially increased risk of financial loss resulting from interest rate fluctuations. For these reasons, termination of the Company's relationship with Koch could have a material adverse effect on the Company's business, financial condition and results of operations.

LOAN UNDERWRITING AND CREDIT QUALITY RISKS

  Loans are held in the Company's portfolio pending their sale or securitization, and certain loans may be held by the Company until maturity. In addition, the Company earns fees by acting as the servicing advisor on such loans. To the extent that the Company receives servicing advisor fees for the loans it originates, or a subsidiary of the Company retains an interest in loans that have been securitized, the Company is exposed to underwriting and credit quality risk on such loans.

  Reliance on Loans to Franchisees

  Loans to franchisees generally involve all of the risks associated with small business loans. The ability of a borrower operating as a franchisee to repay its loan is subject to general business risks typically associated with operating a business and particularly with operating a franchised business (many of which are beyond the control of any borrower), including, without limitation, (i) an increase in the cost of labor, products or other essential supplies, (ii) a decrease in the consumer demand for a particular product or class of products offered by a particular franchise concept, (iii) adverse changes in the economy in the geographic location in which a particular franchise unit is located, (iv) changes in the law, including, without limitation, mandatory increases in the minimum wage payable to employees, (v) the brand recognition and strength of the franchise system of a particular franchisee, (vi) competition among franchisees within a particular industry and (vii) the management and key personnel of a particular franchisee.

  DEPENDENCE ON FRANCHISOR AND SYSTEM. The success of the business of a franchisee is largely dependent upon brand recognition and the strength of the franchise system in which it operates. While all of the Company's loans have been made to borrowers within systems approved by the Company, and the approval of a system is based on, among other things, the historical performance of the system, the strength of the franchisor and the support which it provides to the system, there is no assurance that the prior performance of any system will be indicative of future results, or that any franchisor will continue to have its present strength or continue to provide its present level of support for its system. In addition, the fact that brand name recognition and system support provides much of the basis for the successful operation of individual franchise businesses can also mean that changes or problems affecting a franchisor, a system in general or certain locations within a system can have a substantial negative impact on the operations of otherwise successful individual franchise units. In addition, changes in the requirements placed by the franchisor on its franchisees can negatively impact the operating performance of a borrower within a system.


  PARTICULAR RISKS OF FRANCHISEES IN THE RETAIL ENERGY INDUSTRY. Franchisees operating in the retail energy industry are often dependent upon supply agreements with national retail petroleum companies which require such franchisees to purchase all or a portion of their petroleum product requirements from such companies. These agreements may also contain terms which require franchisees to pay additional costs to their suppliers in the event such franchisees fail to achieve certain target earnings or to make additional payments to suppliers if such franchisees do not purchase a specified minimum amount of product per year. If a franchisee does not meet its target earnings and/or minimum purchase requirements, the cost to such franchisee of petroleum products could increase substantially, and such franchisees' profit margins and consequently its ability to repay its loans could be adversely affected.

  In addition, the operation and management of retail energy businesses involves the use and limited storage of certain hazardous materials. The Company's loans may be secured by convenience store and gas station locations with underground storage tank systems ("USTs") and other environmental risks. Under various federal, state and local laws, ordinances and regulations, various categories of persons, including owners, operators or managers of real property may be liable for the costs of investigation, removal and remediation of hazardous substances that are or have been released on or in their property even if such releases were by former owners or occupants. Any liability of franchisees for assessment and remediation activities in connection with releases into the environment of gasoline or other regulated substances from USTs or otherwise at such franchisees' gasoline facilities could adversely impact franchisees' ability to repay any loans from the Company or the value of any pledged collateral.

 Uncertainty of Business Valuation

  The Company underwrites its franchise loans primarily on the basis of sustainable cash flows and enterprise value (the price an independent prospective buyer would pay for the operating business) rather than solely on the basis of the value of real estate and personal property collateral attributable to the related store. The enterprise value is determined by third-party valuation consultants utilizing a valuation methodology that generally takes into account an analysis of historical sales and cash flow data, operating statements, site inspections, management interviews and a database of comparable transactions which indicates a valuation range relative to sales and cash flow margins for stores within a specific franchise concept. Because small businesses are typically privately owned, there is generally no publicly available information about such companies, and the Company must rely on its employees and agents to obtain information regarding potential borrowers in connection with the Company's lending decisions. While publicly available information permits the Company to perform certain risk analysis concerning the default, failure and closure risks within industries and among franchise systems, generally there is no assurance that the available information correctly reflects the risks associated with lending to borrowers in an industry or concept or to any specific borrower within any industry or concept.

  There can be no assurance that any valuation performed or received by the Company in connection with any loan actually reflects an amount that would be realized upon a current sale of the franchise unit and related personal and real property. Moreover, such a valuation is not indicative of the value of the enterprise at any time after the date of the valuation. In that regard, valuations with respect to each loan are obtained at the time the loan is originated, and the Company does not regularly perform or commission any valuations subsequent to the funding of a permanent loan. Future values may depend upon a variety of factors, including the economic success of the franchise unit, local and general competitive and economic conditions, as well as the strength of the relevant franchise system, the franchisor and the related borrower. In addition, other factors may adversely affect the market value of collateral without affecting the current net operating income of the related franchise unit, including changes in government regulations, changes in health, zoning or tax laws, potential environmental liabilities, or other legal liabilities and changes in prevailing market rates of interest. Moreover, it is likely that during the time leading up to a default by a particular borrower, certain factors may occur to reduce the revenues or cash flow generated by such borrower's franchise units, and consequently the enterprise value of such borrower's enterprise may be reduced.

  A borrower's franchise agreement is generally not included in the collateral securing a loan. Accordingly, the Company may not foreclose on the franchise agreement in the event of a default by the borrower. Because the collateral securing the Company's loans is often of limited value other than to a party who has the right to operate the franchise unit, the liquidation value of such collateral generally will be less than the value of the enterprise as determined above. Accordingly, in order to realize the full value of the collateral securing a loan (which may or may not be sufficient to satisfy a borrower's obligations to the Company), the Company generally will be required to obtain the cooperation of the franchisor. Because the interests of the Company and the franchisor may not coincide in the event a borrower defaults, there can be no assurance that such cooperation will be obtained.

 Limitations of Real Estate and Equipment Collateral

  A substantial majority of the loans made by the Company are secured by (i) a security interest in a borrower's franchise unit-related personal property for a particular location and (ii) a mortgage or deed of trust on a borrower's interest in the real property upon which the franchise unit operates. The market value of equipment and certain other collateral of the type securing the Company's loans generally declines with age, and such equipment and other collateral may decline substantially in value either suddenly or periodically as a result of technological advances or changes in franchise system requirements.

  Where a loan is secured by a borrower's ownership interest in the franchise-related real estate, the Company determines the value of such real property interest based upon an independent, third-party valuation. The Company's valuation methodology values the real property on an in-use, income approach which assumes that the property is in use as an income producing franchise property. Because the Company's loans are made on a business valuation basis, the sale or liquidation of the real estate collateral alone generally would not provide a borrower with sufficient proceeds to satisfy its obligations to the Company. Moreover, such a valuation is not indicative of the value of a real property interest at any time after the date of the valuation. Future values may depend upon a variety of factors, including demographic or physical changes in the surrounding area, the absence of sufficient non-disturbance agreements, changes in general or local economic conditions, increases in interest rates, real estate taxes and other operating expenses (including energy costs), ingress and egress, changes in governmental rules and regulations (including environmental rules), acts of God and other factors. Accordingly, there can be no assurance that the valuation actually reflects the amount that would be realized upon a current sale of the real property interest. As a result, if a borrower becomes unable to meet its obligations under a loan, any amount realized in a liquidation of such borrower's real property could be substantially less than the amount owed by such borrower to the Company.

  Many of the Company's loans are secured by leasehold interests in real property. Loans secured by a lien on a borrower's leasehold interest in a property are subject to certain additional risks not associated with loans secured by a lien on the borrower's ownership interest in such property. The most significant of these risks would occur if the borrower's leasehold were to be terminated, in which case the Company would be left without its real property security. In addition, in cases where a lease, a memorandum of the lease or an assignment of the lease is not recorded in the public record, the rights of the borrower and the Company as leasehold mortgagee under the borrower's lease may be subject to a third party asserting an interest in the leasehold estate senior to that of the borrower. In such case the Company could lose its rights in the lease to a third party and be left without its security.

  In addition, in many instances a borrower's leasehold interest in franchise unit-related real property is of limited value other than to a party that also has the right to operate the franchise at such location. As a result, in the event that the Company acquires the borrower's interest in franchise-related real property through foreclosure or similar proceeding, the Company may be restricted in the use of such real property and may be unable to succeed to the rights of a franchisee under the related franchise agreement. Moreover, in many cases, the real property upon which the franchise unit operates may not readily be converted to alternative uses in the event that the operation of such location for its original purposes becomes unprofitable for any reason. In such cases, the conversion of the locations to alternative uses generally would require substantial capital expenditures by the Company.

 Concentration Risks

  The Company may be exposed to certain concentration risks including risks of
(i) franchise concept concentration, (ii) borrower or affiliated borrowers concentration and (iii) geographic concentration.

  The majority of the Company's loans to date have been to franchisees which operate in the restaurant segment (e.g. Burger King, Wendy's and Taco Bell) or the specialty retail segment (e.g. Midas, Blockbuster and Jiffy Lube). For the three months ended March 31, 1998 and the year ended December 31, 1997, restaurant originations comprised approximately 67.8% and 100%, respectively, of total loan originations, while specialty retail originations represented 32.2% and 0%, respectively. In the event that any of the included franchise concepts suffers a material adverse change, the borrower in such franchise concept would be adversely affected, and there would be a concomitant adverse impact on each such borrower's ability to repay its obligations to the Company. In addition, the Company has made loans to a limited number of borrowers. During the three months ended March 31, 1998, the Company made loans to one borrower whose loans comprised 37.1% of the Company's total loan originations during the period and the Company's five largest groups of affiliated borrowers had loans comprising 82% of the Company's total loan originations during the period. During the year ended December 31, 1997, the Company made loans to one affiliated group of borrowers whose loans comprised 19.8% of the Company's total loan originations during the year. The Company's five largest affiliated groups of borrowers in 1997 had loans comprising 36.9% of the Company's total originations. To the extent that loans to a particular borrower or an affiliated group of borrowers constitute a material portion of the Company's then outstanding loans, the Company could suffer material losses in the event such borrower or affiliated group defaulted on its loans. Finally, to date, a substantial majority of the Company's loans have been made to borrowers operating franchise units in a limited number of geographic areas. Of total loan originations for the three months ended March 31, 1998, 18.6% were originated in Wisconsin, 17.7% were originated in Michigan, 12.0% were originated in Minnesota, 10.4% were originated in Texas and 10.1% were originated in Missouri. Of the total loan originations for the year ended December 31, 1997, 18.0% were originated in Florida, 11.9% were originated in Michigan, and 10.6% were originated in California. Of the total loan originations for the year ended December 31, 1996, 14.8% were originated in California and 11.0% were originated in Illinois. In the event that any such state suffers a material adverse change (whether as a result of deteriorating economic conditions, natural disasters or otherwise), all borrowers in such state would likely be adversely affected.

 Limited Recourse to Principal of Borrowers

  Although the terms of the Company's loans provide for recourse against the borrowing entities, there can be no assurance that the enforcement of such recourse provisions will be practicable or that the assets of the respective borrowers will be sufficient to permit a recovery on a defaulted loan in excess of the liquidation value of the related collateral. The borrowers on the Company's loans generally are corporations, limited liability companies, limited partnerships and other limited liability entities, and the principals of such borrowers generally are not required to guarantee such loans personally. As a result, in the event of a default by a borrower, the shareholders, members, partners or other principals of the defaulting borrower generally will have no personal liability to the Company.

 Limited Covenant Restrictions

  The Company's loan agreement with each borrower generally contains only a limited number of restrictive covenants, including, in certain cases, covenants to maintain specified liquidity ratios, dividend restrictions and covenants restricting a borrower's ability to encumber or dispose of the collateral (other than, among other things, encumbrances in connection with purchase money financings, certain other permitted encumbrances and dispositions in the ordinary course of business). The Company's loan agreements generally do not contain other covenants, such as covenants requiring maintenance of a minimum loan-to-value ratio, net worth or value of liquid assets, or covenants restricting or prohibiting distributions. The absence of such covenants (which are often included in traditional bank financing agreements) may limit the Company's ability to respond to declining collateral values and/or to recover amounts in respect of a loan in the event of a default. Moreover, borrowers may be natural persons or entities, and entity borrowers are generally not required to be special purpose entities. Because the Company's loan agreements place only minimal restrictions on borrowers' business activities, such borrowers remain subject to business, credit, financial and other risks unrelated to the operations of the franchise units subject to the Company's loan.

 Short-Term Construction Loans

  The Company has recently begun to offer short-term construction loans to certain franchisees to fund the construction of new stores. These loans are generally converted into permanent loans after the construction is completed. For the three month period ended March 31, 1998 and the year ended December 31, 1997, construction loans represented 2.0% and 4.6%, respectively, of the Company's total loan originations. Construction loans have different risks than the permanent loans originated by the Company, in part because in underwriting such loans, the Company relies more heavily on the operator's experience and the strength of the business concept rather than the historical profitability of the unit. In addition, construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of the business unit under construction, which is of uncertain value prior to completion and commencement of operations. In the event that construction is not completed or the business unit does not commence operations successfully, the collectability of the related loan may be impaired. Finally, no payments are generally applied to reduce the principal due on construction loans until they are converted into permanent loans, further increasing the risk of nonpayment. For these reasons, the Company may be exposed to a greater risk of loss on construction loans. See "Business -- Loan Products -- Construction Loans."

  The Company does not currently securitize any of its construction loans and funds such loans primarily with borrowings under the Warehouse Line, and thus retains a relatively greater proportion of the credit risk of such loans. In the event that the Company is unable to convert a construction loan at maturity to a permanent loan and no other lender refinances such loan, the Company may incur losses upon foreclosure or other collection action. See "Business -- Loan Products--Construction Loans."

 Balloon Loans

  Certain of the Company's loans, representing 12.7% of the aggregate principal balance of loans held for sale as of March 31, 1998, do not fully amortize over their respective terms to maturity. Thus, each such loan will have a substantial payment (a "Balloon Payment") due at its stated maturity unless prepaid prior thereto. Loans with Balloon Payments involve a greater risk than fully-amortizing loans because the ability of a borrower to make a Balloon Payment typically will depend upon its ability to refinance the loan or raise capital from other sources. The ability of a borrower to effect a refinancing will depend on a number of factors, including the value of the collateral, the level of available interest rates at the time of refinancing, the financial condition and operating history of the borrower and the collateral, prevailing economic conditions, and the availability of credit for loans secured by franchises generally.

 Legal Limitations on Foreclosure Proceedings

  The Company's ability to foreclose on collateral securing the Company's loans is subject to various legal limitations, including those imposed by "one action" or "election of remedies" rules in various jurisdictions. Such rules limit the remedies available to secured creditors and prevent secured creditors from seeking deficiency judgments (i.e., personal judgments) against defaulting debtors, and thus limit such creditors' recovery on defaulted loans to the value of the collateral securing such loans. If such a rule is applied to the Company in a situation where the value of collateral securing a defaulted loan is less than the amount owed to the Company, the Company could suffer a substantial loss.

  In addition, foreclosure and similar proceedings must be brought in state court, and the courts of one state cannot exercise jurisdiction over property in another state. In many cases, loans by the Company to a single borrower or affiliated borrowers are secured by property located in different states. Because of variations among state laws, it may be necessary upon a default under any such loan to foreclose on the related collateral in a particular order rather than simultaneously in order to ensure that the related mortgages and security interests are not impaired or released. There can be no assurance that the Company will in all cases be successful in preserving its security interests in related collateral located in different states. Moreover, even if the Company is able to preserve such security interests, its inability to foreclose simultaneously on all collateral pledged by a single borrower or group of affiliated borrowers will enhance the ability of such borrower or borrowers to assert certain borrower defenses or to shield certain collateral from foreclosure.

 Potential Bankruptcy of Borrowers or Franchisors

 The bankruptcy of a borrower would impair the Company's ability to realize on collateral securing a loan and/or to enforce deficiency judgments against a borrower. In this regard, one of the Company's borrowers has declared bankruptcy with respect to one franchise property pledged as collateral for a loan extended by the Company in the amount of $267,000. Among other things, in the event of a bankruptcy of a borrower, the Company would be stayed from foreclosing on its collateral and, often, such borrower would be under no obligation to make interest or principal payments during the course of its bankruptcy case. Further, under the bankruptcy laws, in certain circumstances, the amount and terms of a loan held by the Company and secured by a lien on a borrower's property may be modified. For example, the outstanding amount of the Company's loan may be reduced to the then-current value of the property securing the loan, thus leaving the Company a general unsecured creditor for the difference between such value and the outstanding balance of the loan. Other modifications may include a reduction in the amount of each scheduled payment to the Company and/or an extension (or shortening) of the term to maturity or a reduction in the interest rate on the loan to then-current rates. Also, a bankruptcy court may permit a borrower, through its reorganization plan, to reinstate a loan payment schedule even if the Company has obtained a final judgment of foreclosure prior to the filing of the borrowers petition in bankruptcy. If a loan made by the Company is secured by a leasehold mortgage, then in the event of the bankruptcy of the related borrower, the related lease may be terminated, thus depriving the Company of its security and potentially rendering the leasehold mortgage valueless.

  The bankruptcy of a franchisor or other party upon whom a franchise system is dependent could also have a substantial negative effect on such franchise system and/or on the borrowers within such franchise system. In addition, the bankruptcy of a franchisor could permit such franchisor to elect to terminate its franchise agreement with a borrower. While the borrower may seek to retain its rights under the franchise agreement, there is no assurance that such effort would be successful, and even if it were successful, there would be no assurance the borrower would be permitted to retain its rights beyond the term of its original franchise agreement. See "-- Reliance on Loans to Franchisees -- Dependence on Franchisor and System."

 Environmental Liability

 The Company performs only a limited amount of environmental investigation in connection with its loans. With respect to any property securing a Company loan, absent evidence of an existing environmental problem, the Company does not perform any investigation beyond the review of certain environmental reports. Moreover, the Company undertakes very limited investigation on any other properties that may, due to their geographic proximity to borrowers' properties, have the potential to affect borrowers' properties. There can be no assurance that real property owned or leased by borrowers, including the real property securing the Company's loans, is free of environmental problems. Contamination by hazardous substances of a borrower's real property may reduce the value of such borrower's business and impair its ability to repay its loans. Moreover, contamination of property securing one of the Company's loans may give rise to a lien on that property to ensure payment of the cost of clean-up, and, in certain circumstances, may subject the Company to liability. Under certain state and federal laws, a lender may become liable for cleanup of a property and adjacent properties that are contaminated by releases from the property if the lender engages in certain activities. See "Business -- Regulation -- Environmental Laws Affecting Borrowers in Specific Segments."

  To the extent the Company makes loans to borrowers in the retail energy segment, the risk of environmental liability increases. In connection with such loans, the Company requires that secured creditors' environmental liability insurance be obtained. See "Business -- Regulation." There can be no assurance that such insurance or any investigation performed by the Company will shield it from any environmental liability incurred in connection with loans to borrowers in the retail energy market.

INTEREST RATE FLUCTUATIONS

  The Company's profitability may be adversely affected during any period of unexpected or rapid changes in interest rates. For example, in an inflationary economy, interest rates normally increase. A substantial and sustained increase in interest rates, whether due to inflation or otherwise, could adversely affect the Company's ability to originate loans. The Company's profitability may be directly affected by fluctuations in interest rates which affect the Company's ability to earn a spread between interest received on its loans held for sale and rates of interest paid by the Company on the Warehouse Line, the Facility and/or other lines of credit. If prevailing interest rates rise, the Company may need to increase the required discount rate used in determining the value of its retained interests in securitizations, thus reducing the Company's gain on sale. In addition, the Company may be required to record an expense, reducing the carrying value (on a consolidated basis) of retained interests in prior loan securitizations.

  The Company is required under the Warehouse Line to hedge all of its fixed-rate loan balances securing the Warehouse Line. The Company's hedging strategy normally includes acquiring life-of-the-loan interest rate swaps in such amounts and maturities as to effectively hedge the interest rate volatility of its portfolio. There can be no assurance that the Company's hedging strategy will protect the Company from interest rate risks. All of the Company's interest rate swaps are currently provided by Koch under an interest rate swap agreement with the Company. Koch, through its subsidiary FFC, holds a substantial equity interest in the Company and provides loans to the Company under the Warehouse Line and the Facility. There can be no assurance that FFC will retain its equity interest in the Company or continue to provide loans to the Company after the maturity date of the Warehouse Line and the Facility, or that Koch will continue to provide interest rate swaps to the Company. See "--
 Significant Reliance on Relationship with Koch Industries." To the extent that the Company is unable to obtain such swaps from Koch or another party, the Company will be exposed to a substantially increased risk of financial loss resulting from interest rate fluctuations.

DEPENDENCE ON THIRD-PARTY SERVICER

  The Company currently outsources the administrative aspects of servicing all loans it originates (securitized and warehoused) to a third-party servicer. The Company is dependent on this third-party servicer for the servicing of loans and has entered into servicing contracts with this third party pursuant to which such servicer is paid a monthly fee to perform administrative functions such as collection of principal and interest payments, distribution of proceeds, monitoring of insurance requirements, distribution of late payment notices and record keeping. The Company does not control this third party and there can be no assurance that it will perform its functions in a timely and adequate manner. The Company may be liable in certain circumstances for damages caused by the third party's failure to perform its servicing functions. In addition, there can be no assurance that this third party, or an alternative third-party servicer, will be available or willing to perform such day-to-day servicing in the future on commercially reasonable terms, if at all. To the extent that the Company has to perform such servicing functions itself, the Company will have to hire and train additional personnel and reallocate resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Loan Servicing and Credit Quality."

POTENTIAL REPURCHASES OF SECURITIZED LOANS

  The Company may be required to repurchase one or more loans sold in a securitization to the extent that the Company has breached a representation or warranty made by the Company with respect to such loans at the time of the securitization. Customary representations and warranties include (i) no default, breach, violation or event permitting acceleration exists under the loan documents, (ii) a legal, valid and binding franchise agreement exists with respect to the related franchise units and (iii) each loan was underwritten in accordance with the Company's underwriting guidelines. To the extent that the Company is required to repurchase any loan, it will be exposed to normal credit risks relating to such loan. See "-- Loan Underwriting and Credit Quality Risks."

RISKS OF EXPANSION

  The Company's continued growth will depend largely upon its ability to increase its volume of loan originations through increased penetration of the franchise market segments it currently serves, as well as through expansion into new franchise market segments, and will require the Company to grow its operations. The success of this expansion will depend on a number of factors, including the availability of capital, the ability to attract and retain qualified marketing executives and other employees, the ability to manage the growth, the development and/or enhancement of management, information and operating systems to support expanded activities and general economic and business conditions. There can be no assurance that the Company will be able to expand its operations to increase its volume of loan originations on a timely or profitable basis, or at all or will be able to maintain the loan performance it has experienced in the past. Any failure of the Company to increase its loan volume could have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Business Strategy."

COMPETITION

  As a specialty franchise finance lender, the Company faces intense competition, primarily from other franchise lenders, commercial banks, thrift institutions, diversified finance companies, asset-based lenders, specialty commercial finance companies and real estate investment trusts, among others. Many of these competitors are substantially larger and have considerably greater financial, marketing and capital resources than the Company. In addition, certain of the Company's competitors may have higher risk tolerances or different risk assessments which could allow them to build market share or establish lower margin requirements and pricing levels. Competition may also be affected by fluctuations in interest rates and general economic conditions. During periods of rising interest rates, competitors that have locked in low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's customers to refinance their loans. During economic slowdowns or recessions, the Company's borrowers may experience financial difficulties and may be receptive to offers by the Company's competitors. Furthermore, the current level of gains realized by the Company and its competitors on the sale of franchise loans is attracting and may continue to attract additional competitors into the market with the possible effect of lowering gains that may be realized on the Company's loan sales. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends in large part on the continued service of its executive officers and other key management, sales and other personnel, particularly David L. Elder, the Company's Chief Executive Officer, Arthur P. Brazy Jr., the Company's President, and Mark H. McGourty, the Company's Senior Vice President and Chief Financial Officer. The Company intends to enter into employment agreements with Messrs. Elder, Brazy and McGourty. However, such employment agreements will not guarantee the services of these employees. In addition, the failure of Messrs. Elder or Brazy to be actively involved in the Company's business would constitute a breach of the terms of the Facility. The loss of the services of any of Messrs. Elder, Brazy and McGourty or of other key personnel could have a material adverse effect on the Company's business, financial condition or results of operations. The Company does not maintain "key man" life insurance on any of its employees. The Company's future success also depends to a significant extent on its ability to identify, attract, hire and retain additional qualified personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Management" and "Business --
 Employees."

CONCENTRATION OF STOCK OWNERSHIP AND CONTROL

  Upon completion of this Offering, based on the shares outstanding as of March 31, 1998, the two founders of the Company, David L. Elder and Arthur P.
Brazy Jr., will beneficially own an aggregate of approximately   % of the
outstanding Common Stock (or approximately   % if the Underwriters' over-
allotment option is exercised in full). In addition, FFC will beneficially own
approximately   % of the outstanding Common Stock (or approximately   % if the
Underwriters' over-allotment option is exercised in full). As a result, Mr. Elder, Mr. Brazy and FFC (the "Principal Stockholders"), if they were to act together, would be able to control the outcome of substantially all matters requiring stockholder approval, including the election of the entire Board of Directors, amendment of the Company's Certificate of Incorporation, mergers, sales of all or substantially all of the Company's assets and other major corporate transactions and the response of the Company to any non-negotiated takeover attempt. In addition, pursuant to a stockholders agreement among the Principal Stockholders, for so long as FFC owns at least 15% of the Company's outstanding Common Stock and continues to lend to the Company under the Warehouse Line, the Principal Stockholders have agreed to elect one FFC nominee to the Company's Board of Directors. See "Management," "Certain Transactions" and "Principal Stockholders."

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

  The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 could have the effect of delaying or preventing a change of control of the Company. Further, certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. These provisions include advance notice procedures for stockholders to nominate candidates for election as directors of the Company, no stockholder action by written consent, limitations on persons who can call stockholder meetings and supermajority voting procedures for certain amendments to the Company's Certificate of Incorporation.

  Upon completion of this Offering and the filing of the Company's Amended and Restated Certificate of Incorporation, the Company's Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plans to issue shares of Preferred Stock. See "Description of Capital Stock -- Preferred Stock" and "-- Certain Anti-Takeover Effects of Provisions of Delaware Law and the Company's Certificate of Incorporation and Bylaws."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this Offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public trading market for the Common Stock will develop or be sustained after this Offering. The initial public offering price will be determined by negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters and may not be indicative of the market price at which the Common Stock will trade after the Offering.

  The market price of the Company's Common Stock may be highly volatile and could be subject to wide variations in response to actual or anticipated quarterly variations in operating results, completion or lack of completion of loan securitizations, activities by competitors, market conditions in the commercial finance industry and changes in financial estimates by equity research analysts or other events or factors. The Company plans to consummate securitizations each quarter, but in the event the Company does not close a securitization in a quarter, the Company's quarterly financial results will be significantly and adversely affected. In addition, broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of the Company's Common Stock. There can be no assurance that the market price for the Company's Common Stock will not decline below the initial public offering price. See "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Investors participating in this Offering will incur immediate and
substantial dilution of $     per share based on an assumed initial offering
price of $     per share. To the extent outstanding options to purchase the
Company's Common Stock are exercised, there will be further dilution. There can be no assurance that the Company will not require additional funds to support its capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity or debt financings or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in further dilution to the Company's stockholders. See "Dilution."

YEAR 2000 ISSUES

  There is significant uncertainty regarding the effect of the Year 2000 problem because computer systems that do not properly recognize date sensitive information when the year changes to 2000 could generate erroneous data or altogether fail. The Company believes that the computer equipment and software used by the Company will function properly with respect to dates in the Year 2000 and thereafter. However, third parties that have relationships with the Company, including its servicer, vendors and borrowers, may experience significant Year 2000 issues. These issues may have a serious adverse effect on the operations of such third parties, including a shut-down of operations for a period of time, which may, in turn, have a material adverse effect on the Company's business, financial condition and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of the Company's Common Stock in the public market after this Offering could adversely affect the market price of the Common Stock and could adversely affect the Company's ability to raise capital. Upon completion of this Offering (based on shares outstanding at
March 31, 1998), the Company will have outstanding           shares of Common
Stock, assuming no exercise of the Underwriters' over-allotment option and no
exercise of outstanding options. Of these shares, the        shares of Common
Stock sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act, as amended, (the "Securities Act") unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 23,231,000 shares of Common Stock held by the existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act. As a result of lock-up agreements and the provisions of Rule 144, Restricted Shares will be available for sale in the public market as follows: (i) no shares will be eligible for immediate sale in the public market on the date of this Prospectus and (ii) 23,231,000 shares will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this Prospectus, subject to certain volume and other limitations under Rule 144. In October 1997, stock options to purchase 1,614,987 shares of Common Stock were granted to certain employees and officers of the Company. The Company intends to file a registration statement on Form S-8 within 90 days after the Offering to register all of the shares of Common Stock reserved for issuance under the 1997 Stock Plan. See "Shares Eligible for Future Sale" and "Underwriting."

  The Company, the Principal Stockholders and TAG have entered into a stockholders' agreement pursuant to which the Company has agreed to file one or more registration statements under the Securities Act in the future for shares of the Company held by the Principal Stockholders, subject to certain conditions set forth therein. Pursuant to the stockholders' agreement, the Company will use its reasonable efforts to cause such registration statements to be kept continuously effective for the public sale from time to time of the shares of the Company held by the Principal Stockholders. See "Certain Transactions."

                                  THE COMPANY

  Atherton Capital Incorporated (the "Company") is a leading specialty commercial finance company engaged in the business of financing seasoned, multi-unit operators of established national and regional franchise concepts. The Company was incorporated in Delaware in March 1997 as the successor to the business of Atherton Capital Partners, L.P. ("ACP").

  ACP was established by David L. Elder, the Company's Chief Executive Officer, and Arthur P. Brazy, Jr., the Company's President, in February 1995 as an operating company to engage in the franchise finance business. Prior to that time, Mr. Elder had founded The Atherton Group Incorporated ("TAG") in November 1989 to engage in real estate acquisitions and consulting. In January 1992, Mr. Brazy joined Mr. Elder at TAG.

  In February 1995, TAG and Messrs. Elder and Brazy contributed and sold their rights to receive certain cash flows from securitizations completed by Messrs. Elder and Brazy on behalf of entities other than the Company to ACP in connection with ACP's formation. In exchange for such interests, TAG and Messrs. Elder and Brazy received partnership interests in ACP of 1%, 50% and 34%, respectively. Banco Santander purchased the remaining 15% interest in ACP at the time of ACP's formation. In January 1996, Koch, through FFC, its wholly-owned subsidiary, acquired a 5% interest in ACP. In December 1996, FFC purchased Banco Santander's interest in ACP, increasing its ownership interest to 20%. In January 1997, FFC acquired an additional 4.5% interest in ACP from Messrs. Elder and Brazy, further increasing its ownership interest to 24.5%.

  In March 1997, ACP contributed its assets and liabilities to the newly-formed Atherton Capital Incorporated in exchange for stock, which was distributed to the partners of ACP. At the time of the Company's incorporation, Koch made an additional cash investment in the Company, increasing its ownership interest in the Company to approximately 35%.

  The Company's principal executive offices are located at 1001 Bayhill Drive, Suite 155, San Bruno, California 94066 and its telephone number is (650) 827-7800. The Company originates loans through 12 locations which service six regions encompassing the entire United States.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the          shares of
Common Stock being offered hereby are estimated to be approximately $
million (approximately $     million if the Underwriters' over-allotment
option is exercised in full), at an assumed initial public offering price of
$      per share, after deducting the estimated underwriting discount and offering expenses. The Company intends to use net proceeds to fund loan originations and for general corporate purposes. Pending the use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment grade obligations and/or reduce outstanding borrowings under the Warehouse Line and the Facility on an interim basis. See "Business -- Financing."

                                DIVIDEND POLICY

  The Company does not intend to pay any cash dividends with respect to its Common Stock in the foreseeable future. The Company intends to retain any earnings for use in the operation of its business and to fund future growth. In addition, the payment of dividends is prohibited by the terms of the Facility. See "Business -- Financing."

                                CAPITALIZATION

  The following table sets forth the borrowings and total capitalization of the Company at March 31, 1998 and the as adjusted capitalization of the Company at March 31, 1998, reflecting the sale by the Company of the shares of Common Stock offered hereby after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company.

                                                              MARCH 31, 1998
                                                           ---------------------
                                                            ACTUAL   AS ADJUSTED
                                                           --------  -----------
                                                           (IN THOUSANDS EXCEPT
                                                            SHARE INFORMATION)
   DEBT:
   Warehouse line........................................  $247,620     $
   Subordinated debt facility............................     8,478
                                                           --------     ----
       Total debt........................................  $256,098
   STOCKHOLDERS' EQUITY (1):
    Preferred stock, $0.001 par value; 5,000,000 shares
     authorized, no shares issued and outstanding, actual
     and as adjusted.....................................  $    --      $
    Common stock, $0.001 par value; 30,000,000 shares
     authorized, 23,231,000 shares issued and
     outstanding, actual; 30,000,000 shares authorized,
                shares issued and outstanding, as
     adjusted............................................        23
    Additional paid-in capital...........................     6,746
    Deferred compensation................................    (1,724)
    Retained earnings....................................     2,425
                                                           --------     ----
       Total stockholders' equity........................     7,470
                                                           --------     ----
         Total capitalization............................  $263,568     $
                                                           ========     ====

--------
(1) See Notes 3 and 13 of Notes to Financial Statements.

                                   DILUTION

  The net tangible book value of the Company as of March 31, 1998 was $
or $      per share of Common Stock. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock at that date. After giving effect to the sale by the Company of
the          shares of Common Stock offered hereby (after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company), the Company's net tangible book value at March 31, 1998 would have
been $      or $      per share. This represents an immediate increase in net
tangible book value to existing stockholders of $      per share and an
immediate dilution to new investors of $      per share. The following table
illustrates the per share dilution:

   Assumed initial public offering price per share................       $
    Net tangible book value per share as of March 31, 1998........ $
    Increase in net tangible book value per share attributable to new investors................................................
                                                                   ----
   Net tangible book value per share after this Offering..........
                                                                        ------
   Dilution per share to new investors............................      $
                                                                        ======

  The following table sets forth as of March 31, 1998 the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid, and the average price per share paid by existing stockholders and by the new investors (before deducting estimated underwriting discounts and commissions and offering expenses payable by the Company):

                                             SHARES         TOTAL
                                           PURCHASED    CONSIDERATION   AVERAGE
                                         -------------- --------------   PRICE
                                         NUMBER PERCENT AMOUNT PERCENT PER SHARE
                                         ------ ------- ------ ------- ---------
   Existing stockholders................             %   $          %    $
   New investors........................
                                          ---     ---    ----    ---
     Total..............................          100%           100%
                                          ===     ===    ====    ===

  The foregoing table assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." The foregoing table also excludes an aggregate of
(i) 2,323,100 shares of Common Stock reserved for issuance pursuant to the Company's 1997 Stock Plan, of which options to purchase 1,614,987 shares at a weighted average exercise price of $1.43 were granted to certain employees and
officers of the Company in October 1997, and (ii)         shares of Common
Stock reserved for issuance pursuant to the Company's Employee Stock Purchase Plan. See "Management --1997 Stock Plan," "-- Employee Stock Purchase Plan," "Description of Capital Stock" and Notes 3 and 13 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

  The following selected financial and other data should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The statement of operations data for the fiscal years ended December 31, 1997 and 1996, and for the period from February 10, 1995 (the inception date of Atherton Capital Partners, L.P. ("ACP")) to December 31, 1995, are derived from the financial statements of the Company and ACP, the Company's predecessor. Such statements have been audited by KPMG Peat Marwick LLP, independent auditors, and are included elsewhere in this Prospectus. The statement of operations data of the Company for the three months ended March 31, 1998 and 1997 and the balance sheet data as of March 31, 1998 are derived from unaudited financial statements of the Company included elsewhere in this Prospectus. The operating results for the three months ended March 31, 1998 and 1997 are not necessarily indicative of the results to be expected for any other interim period or any other future fiscal year.

                             THREE MONTHS
                                 ENDED               YEAR ENDED       PERIOD FROM
                               MARCH 31,            DECEMBER 31,      INCEPTION TO
                         ----------------------  -------------------  DECEMBER 31,
                            1998        1997        1997      1996        1995
                         ----------  ----------  ----------  -------  ------------
                           (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Gain on sale of loans
  (1)................... $      --   $    6,833  $    6,833  $   --     $   --
 Net interest income....        768         360       2,192      865         55
 Processing fee income
  (2)...................          1           8          17      392        --
 Loan servicing income..         43          60         291      179         52
 Other income...........         16           1         177      --          12
                         ----------  ----------  ----------  -------    -------
    Total revenues......        828       7,262       9,510    1,436        119
Expenses:
 Salaries and benefits..        598         242       2,091      875        740
 Provision for loan
  losses................        300         --          200      --         --
 General and
  administrative........        655         362       1,994    1,235        805
                         ----------  ----------  ----------  -------    -------
    Total expenses......      1,553         604       4,285    2,110      1,545
                         ----------  ----------  ----------  -------    -------
 Income (loss) before
  tax and minority
  interest..............       (725)      6,658       5,226     (674)    (1,427)
Income tax (expense)
 benefit................        265      (2,861)     (2,339)     --         --
                         ----------  ----------  ----------  -------    -------
 Income (loss) before
  minority interest.....       (460)      3,797       2,885     (674)    (1,427)
Minority interest.......        --          --          --      (585)       --
                         ----------  ----------  ----------  -------    -------
Net income (loss)....... $     (460) $    3,797  $    2,885  $(1,259)   $(1,427)
                         ==========  ==========  ==========  =======    =======
Net income per share--
 basic.................. $    (0.02) $     0.18  $     0.13
Net income per share--
 diluted................ $    (0.02) $     0.17  $     0.12
Weighted average common
 shares outstanding--
 basic.................. 23,231,000  20,718,000  22,611,356
                         ==========  ==========  ==========
Weighted average common
 shares outstanding--
 diluted................ 24,845,987  22,332,987  24,226,343
                         ==========  ==========  ==========

--------
(1) Gain on sale of loans for the three months ended March 31, 1997 and the year ended December 31, 1997 includes $1.8 million of cash gains received at the time of sale. Loan origination fees recognized as a component of the gain on sale of loans generated $1.5 million of cash which was received at the time the loans were originated.
(2) In 1997, the Company adopted SFAS 125 "Accounting for Transfers of Servicing and Financial Assets and Extinguishments of Liabilities" which allowed the Company to recognize a gain on the sale of loans at the time of securitization (see footnote (1) above). Prior to adoption of SFAS 125, the Company recognized loan fees collected at the time of origination as processing fee income.

                                               AS OF       AS OF DECEMBER 31,
                                             MARCH 31,  -------------------------
                                               1998       1997      1996    1995
                                             ---------  --------  -------- ------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash.......................................  $    608   $    762  $  1,620 $  733
Loans held for sale (including construction
 loans)....................................   259,098    167,690    98,633    --
Loans held for investment..................       917      1,284       --     --
Retained interest in loan securitizations..     4,086      3,950       --     --
Accrued interest receivable................     1,748      1,254       653    --
Capitalized servicing rights...............       841        879       143    183
Other assets...............................     1,253      1,055       613    724
                                             --------   --------  -------- ------
  Total assets.............................   268,551    176,874   101,662  1,640
Warehouse line.............................   247,620    160,231    94,542    --
Subordinated debt facility.................     8,478      4,182     4,716    --
Deferred income taxes......................     1,937      2,202       --     --
Other liabilities..........................     3,046      2,452     1,025    143
                                             --------   --------  -------- ------
  Total liabilities........................   261,081    169,067   100,283    143
                                             --------   --------  -------- ------
Minority interest..........................       --         --         87    --
                                             --------   --------  -------- ------
Partners' capital..........................        --        --      1,292  1,497
Common stock...............................        23         23       --     --
Additional paid-in capital.................     6,746      6,746       --     --
Deferred compensation......................    (1,724)    (1,847)      --     --
Retained earnings..........................     2,425      2,885       --     --
                                             --------   --------  -------- ------
Total partners' capital/stockholders'
 equity....................................  $  7,470   $  7,807  $  1,292 $1,497
                                             ========   ========  ======== ======

                          THREE MONTHS THREE MONTHS                           PERIOD FROM
                             ENDED        ENDED     YEAR ENDED DECEMBER 31,   INCEPTION TO
                           MARCH 31,    MARCH 31,   ------------------------  DECEMBER 31,
                              1998         1997        1997         1996          1995
                          ------------ ------------ -----------  -----------  ------------
                                              (DOLLARS IN THOUSANDS)
SELECTED OPERATING
 STATISTICS:
Loan Originations:
 Total loan
  originations..........    $ 92,881     $ 20,992   $   179,453  $   114,171     $9,375
 Average initial
  principal balance per
  loan..................    $    641     $    617   $       667  $       660     $  781
 Weighted average
  interest rate:
  Fixed rate loans......        8.51%        9.75%         9.93%        9.83%      9.56%
  Floating rate loans...        9.00%       10.38%         9.65%         -- %       -- %
Loan sales:
 Original principal
  balance of loans sold
  through
  securitization........    $    --      $ 99,809   $    99,809  $    22,415     $  --
Loans held in servicing
 portfolio..............    $368,063     $134,828   $   278,585  $   119,049     $9,355
Loans more than 30 days
 delinquent as a
 percentage of servicing
 portfolio..............         0.6%         -- %          0.2%         0.4%       -- %
Loans more than 60 days
 delinquent as a
 percentage of servicing
 portfolio..............         -- %         -- %          -- %         -- %       -- %
Loans more than 90 days
 delinquent as a
 percentage of servicing
 portfolio..............         -- %         -- %          -- %         -- %       -- %
Charge-offs as a
 percentage of servicing
 portfolio..............         -- %         -- %          -- %         -- %       -- %

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Company's Financial Statements and Notes thereto appearing elsewhere herein.

OVERVIEW

  The Company is a leading specialty commercial finance company engaged in the business of financing seasoned, multi-unit operators of established national and regional franchise concepts. The Company was incorporated in Delaware on March 10, 1997 as the successor to the business of Atherton Capital Partners, L.P. ("ACP").

  ACP was established by David L. Elder, the Company's Chief Executive Officer, and Arthur P. Brazy, Jr., the Company's President, in February 1995 as an operating company to engage in the franchise finance business. Prior to that time, Mr. Elder founded The Atherton Group Incorporated ("TAG") in November 1989 to engage in real estate acquisitions and consulting. In January 1992, Mr. Brazy joined Mr. Elder at TAG.

  In February 1995, TAG and Messrs. Elder and Brazy contributed and sold their rights to receive certain cash flows from securitizations completed by Messrs. Elder and Brazy on behalf of entities other than the Company to ACP in connection with ACP's formation. In exchange for such interests, TAG and Messrs. Elder and Brazy received partnership interests in ACP of 1%, 50% and 34%, respectively. Banco Santander purchased the remaining 15% interest in ACP at the time of ACP's formation.

  In January 1996, Koch, through its wholly-owned subsidiary FFC, acquired a 5% interest in ACP. In December 1996, FFC purchased Banco Santander's interest in ACP, increasing its ownership interest in ACP to 20%. In January 1997, FFC acquired an additional 4.5% interest in ACP from Messrs. Elder and Brazy, increasing its ownership interest to 24.5%.

  In March 1997, ACP contributed its assets and liabilities to the newly-formed Atherton Capital Incorporated in exchange for stock, which was distributed to the partners of ACP. At the time of the Company's incorporation, FFC made an additional investment in the Company and further increased its ownership interest to approximately 35%.

  The statement of operations for the period ended March 31, 1997 and for the year ended December 31, 1997 included herein are the cumulative results of the Company and ACP. The statement of operations and loan origination data for the years ended December 31, 1996 and for the period from February 10, 1995 through December 31, 1995 included herein are those of ACP, the Company's predecessor.

 Loan Originations

  The Company historically has originated long-term, fixed rate loan products. In 1997, the Company began offering short-term construction loans and floating rate loans. The Company originates loans through twelve locations in six regions encompassing the entire United States. The Company's loans originated in the year ended December 31, 1997 averaged approximately $667,000 per loan and approximately $2.1 million per borrower, and had a weighted average maturity of 13 years. The Company's loans originated during the three-month period ended March 31, 1998 averaged approximately $641,000 per loan and approximately $4.0 million per borrower. 65.1% of the aggregate principal balance of the loans originated during the three-month period ended March 31, 1998 represented loans to two groups of affiliated borrowers. Due in large part to prepayment penalties and the assumability of its loans, the Company historically has experienced an annual prepayment rate of less than 1.5%.

  Loan originations increased 342.4% to $92.9 million for the three months ended March 31, 1998 compared to $21.0 million for the three months ended March 31, 1997, and increased 57.2% to $179.5 million for the year ended December 31, 1997 as compared to $114.2 million for the year ended December 31, 1996. During 1997, the Company originated loans to borrowers in 14 franchise concepts compared to eight concepts in 1996, relating to units located in 28 states compared to 23 states in 1996.

  The following table summarizes the Company's loan originations for the three months ended March 31, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995.

                             THREE MONTHS ENDED           YEAR ENDED
                                  MARCH 31,              DECEMBER 31,
                             --------------------  --------------------------
                               1998       1997       1997      1996     1995
                             ---------  ---------  --------  --------  ------
                                        (DOLLARS IN THOUSANDS)
Loan originations:
 Original loan balance...... $  92,881    $20,992  $179,453  $114,171  $9,375
 Number of loans............       145         34       269       173      12
 Average loan balance....... $     641  $     617  $    667  $    660  $  781
Weighted average interest
 rate:
 Fixed rate loans...........      8.51%      9.75%     9.93%     9.83%   9.56%
 Floating rate loans........      9.00%     10.38%     9.65%      -- %    -- %

 Loan Securitizations

  The Company currently sells through securitization transactions substantially all of the loans it originates. In general, the Company's securitizations involve the sale of a pool of loans on a non-recourse basis to a special purpose entity ("SPE"). The SPE issues securities evidencing interests in the loan pool, which are purchased by institutional investors. Such securities are generally issued in multiple classes that have been assigned ratings by nationally recognized credit rating agencies reflecting the relative rights of each of the rated classes to receive payments. Securitization structures may vary based upon a number of factors, including without limitation loan portfolio credit quality and characteristics, market conditions and the availability of credit enhancements such as reserve funds or bond insurance. Legal and beneficial ownership of the securitized loans is held by the issuing SPE, and such loans serve as collateral for the securities issued by the SPE. The assets of the SPE are not available to pay creditors of the Company. The Company's ongoing interest in such assets is limited to its retained interests. The following table summarizes the Company's loan securitizations from inception through March 31, 1998:

                                          ORIGINAL   OUTSTANDING
                                          ISSUANCE    PRINCIPAL
                                          PRINCIPAL   AMOUNT AT    CUMULATIVE
        ISSUER             DATE ISSUED     AMOUNT   MARCH 31, 1998   LOSSES
-----------------------  ---------------- --------- -------------- ----------
                                               (IN THOUSANDS)
Video Franchise Capital
 Trust 1996-1            January 24, 1996  $22,415     $16,419        $ --
Atherton Franchise Loan
 Funding 1997-A LLC      March 14, 1997    $97,276     $92,457        $ --

See "Business -- Financing -- Securitizations."

 Accounting for Gain on Sale of Loans; Retained Interests in Loans Sold

  At the close of a securitization, the Company removes from its balance sheet the loans held for sale and adds to its balance sheet (i) the cash received and (ii) the estimated fair value of the retained interests in the loans sold that are held by a non-consolidated subsidiary of the Company. The excess of the cash received and assets retained over the carrying value of the loans sold, less transaction costs, equals the net gain on sale of the loans recorded by the Company. The carrying value of the loans reflects the lower of cost or market value as determined by indicators of value obtained from independent third parties or current investor yield requirements. The Company's cost of a loan reflects the current outstanding principal balance of the loan net of deferred loan origination fees, certain direct loan costs deferred at the time of origination and premiums or discounts on purchased loans.

  The Company is not aware of an active market for the purchase or sale of retained interests in securitized loans. Accordingly, management estimates the fair value of the retained interests by discounting the expected cash flows to be received from (i) the excess of the principal balance of the loans pledged over the principal balance of the securities sold to investors (the overcollateralization amount) and (ii) the retained servicing rights, using discount rates commensurate with the risks involved. The Company must also estimate future rates of prepayments, delinquencies, defaults and default loss severity as they impact the amount and timing of cash flows. To date, in discounting anticipated cash flows to be released from the trusts (cash out method) on its retained interests in securitized loans, the Company generally
(i) has used an effective annual discount rate of 12%, (ii) has assumed an annual default rate equal to 0.5% of the outstanding principal balance of its loans, with an assumed 50% recovery rate on defaulted loans 24 months subsequent to the date of default and (iii) has assumed an annual prepayment rate of 5% of the then outstanding principal balance of the securitized loans. See "Risk Factors --Substantial Dependence on Securitizations -- Risks Associated with Calculation of Gain on Sale."

  Retained interests in loans sold generate interest income, net of interest expense and amortization of premiums and discounts. Interest income is recognized by the Company to the extent of its ownership interest in the related earnings or losses of the SPE. The retained interest is carried at fair value. If prevailing interest rates rise, the Company may need to increase the required discount rate used in determining the value of retained interests in securitizations, thus reducing the Company's gain on sale. In addition, the Company would record an expense, reducing the carrying value (on a consolidated basis) of retained interests in prior loan securitizations. In addition, actual rates of credit losses and prepayments are influenced by a variety of economic and other factors, including general economic conditions and competition. The Company continues to be subject to risks of delinquencies, charge-offs and prepayment of the securitized loans to the extent of the Company's retained interest in the loan securitizations. If actual credit losses and prepayments exceed the Company's estimates or historical experience, the Company would be required to record an expense in a future period or periods, reducing or eliminating the carrying value of retained interests in loan securitizations.

  Although the Company sells the underlying loans to a SPE in its securitizations, it will often retain a subordinated class of securities issued by the SPE or an interest in one of the forms of credit enhancement supporting the more senior classes, such as a reserve account or the residual interest. The Company (on a consolidated basis), therefore, continues to be subject to risks of delinquencies, prepayments and charge-offs of the securitized loans to the extent the Company holds any subordinated classes of securities, provides reserve funds or retains an interest in the credit enhancements. See "Risk Factors -- Loan Underwriting and Credit Quality Risks."

RESULTS OF OPERATIONS

 Three Months Ended March 31, 1998 Compared to Three Months Ended March 31,
1997

  The following discussion compares the Company's results of operations for the three months ended March 31, 1998 to those for the three months ended March 31, 1997. Results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the year ended December 31, 1998, or any interim period.

                                           THREE MONTHS ENDED THREE MONTHS ENDED
                                             MARCH 31, 1998     MARCH 31, 1997
                                           ------------------ ------------------
                                                      (IN THOUSANDS)
   Revenues:
    Gain on sale of loans.................      $   --             $  6,833
    Interest income.......................        4,609               1,906
    Interest expense......................       (3,841)            (1,546)
                                                -------            --------
       Net interest income................          768                 360
   Loan servicing income..................           43                  60
   Processing fee income..................            1                   8
   Other income...........................           16                   1
                                                -------            --------
   Total revenues.........................          828               7,262
                                                -------            --------
   Expenses:
    Salary and benefits...................          598                 242
    Professional services.................          182                  89
    Travel and business promotion.........           93                  74
    Marketing.............................          114                  39
    Premises and equipment................          149                  99
    Provision for loan losses.............          300                 --
    Amortization..........................           16                  15
    General and administrative............          101                  46
                                                -------            --------
   Total expenses.........................        1,553                 604
                                                -------            --------
   Net income (loss) before taxes.........         (725)              6,658
   Income tax (expense) benefit...........          265              (2,861)
                                                -------            --------
   Net income (loss)......................      $  (460)           $  3,797
                                                =======            ========

  Total revenues decreased 88.6% to $828,000 for the three months ended March 31, 1998, from $7.3 million for the comparable period in 1997. During the same periods, the Company's total expenses increased 157.1% to $1.6 million from $604,000. As a result, the Company's net income decreased 112.1% to a net loss of $460,000 for the three months ended March 31, 1998, as compared to net income of $3.8 million for the comparable period in 1997.

  The decrease in revenues was primarily attributable to a $6.8 million decrease in gain on sale of loans. During the three months ended March 31, 1998, no loans were securitized, as compared to $97.3 million of loans sold in a securitization, for a gain on sale of $6.8 million (of which $1.8 million was cash), during the three months ended March 31, 1997. For a discussion of how gain on sale is calculated by the Company, see "-- Overview -- Accounting for Gain on Sale of Loans; Retained Interests in Loans Sold."

  Net interest income increased 113.3% to $768,000 for the three months ended March 31, 1998, as compared to $360,000 for the same period in 1997. The increase was due primarily to an increase in loans held for sale from $23.5 million at March 31, 1997 to $259.1 million at March 31, 1998, resulting from increased loan originations of 342.4% or $71.9 million during the three months ended March 31, 1998 as compared to the three months ended March 31, 1997.

  The increase in expense of $949,000 for the three months ended March 31, 1998 was due primarily to infrastructure additions, including salary and benefit increases, to support increased loan originations. Salaries and benefits expense increased $356,000, or 147.1%, reflecting the addition of 26 employees during the 12-month period ended March 31, 1998 and amortization of $123,000 of deferred compensation expense relating to options granted by the Company in October 1997. Professional services increased 104.5% to $182,000 for the three months ended March 31, 1998 as compared to $89,000 for the three months ended March 31, 1997. In addition, the allowance for loan losses, which was first established in the amount of $200,000 during 1997 with respect to loans made to a particular borrower, was increased to $500,000 at March 31, 1998 to reflect the borrower's filing of a bankruptcy petition affecting one of the three stores collaterizing the transaction. Subsequently, the borrower defaulted on two of its three loans.

 Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

                                               YEAR ENDED        YEAR ENDED
                                            DECEMBER 31, 1997 DECEMBER 31, 1996
                                            ----------------- -----------------
                                                      (IN THOUSANDS)
   Revenues:
    Gain on sale of loans..................      $ 6,833           $   --
    Interest income........................        8,808             3,925
    Interest expense.......................       (6,616)           (3,060)
                                                 -------           -------
       Net interest income.................        2,192               865
   Loan servicing income...................          291               179
   Processing fee income...................           17               392
   Other income............................          177               --
                                                 -------           -------
   Total revenues..........................        9,510             1,436
                                                 -------           -------
   Expenses:
    Salaries and benefits..................        2,091               875
    Professional services..................          514               299
    Travel and business promotion..........          320               196
    Marketing..............................          179               213
    Premises and equipment.................          472               289
    Provision for loan losses..............          200               --
    Amortization...........................           62                50
    General and administrative.............          447               188
                                                 -------           -------
   Total expenses..........................        4,285             2,110
                                                 -------           -------
   Net income (loss) before taxes and mi-
    nority interest........................        5,225              (674)
   Income tax expense......................       (2,339)              --
                                                 -------           -------
   Income (loss) before minority interest..        2,886              (674)
   Minority interest.......................          --               (585)
                                                 -------           -------
   Net income (loss).......................      $ 2,886           $(1,259)
                                                 =======           =======

  Total revenues increased 562.3% to $9.5 million for the year ended December 31, 1997 from $1.4 million for the year ended December 31, 1996. For the same years, the Company's total expenses increased 103.1% to $4.3 million from $2.1 million. As a result, the Company's net income increased to $2.9 million for the year ended December 31, 1997, as compared to a net loss of $1.3 million for 1996.

  The $8.1 million increase in revenues for the year ended December 31, 1997 was attributable primarily to the sale of approximately $97.3 million of loans in a securitization in 1997, resulting in a $6.8 million gain on sale of loans (of which $1.8 million was cash).

  Net interest income also contributed to the increase in revenues, increasing 153.4% to $2.2 million for the year ended December 31, 1997, as compared to $865,000 for the year ended December 31, 1996. The increase in net interest income was due primarily to a 70.0% increase in loans held for sale of $69.1 million, resulting from a 57.2% increase in loan originations to $179.5 million in 1997 as compared to $114.2 million in 1996.

  The 103.1% increase in total expenses to $4.3 million for the year ended December 31, 1997 compared to $2.1 million for the year ended December 31, 1996 resulted primarily from the growth in operations of the Company due to the increase in loan originations. Salaries and benefits expense increased $1.2 million, or 139.0%, reflecting the addition of 26 employees during the 12-month period ended March 31, 1998 and amortization of $123,000 of deferred compensation expense relating to options granted by the Company in October 1997, general and administrative expenses increased $259,000, or 137.8%, and provision for loan losses increased $200,000 for the year ended December 31, 1997 as compared to the year ended December 31,1996.

 Year Ended December 31, 1996 Compared to the Period from Inception to December 31, 1995

                                                                 PERIOD FROM
                                               YEAR ENDED       INCEPTION TO
                                            DECEMBER 31, 1996 DECEMBER 31, 1995
                                            ----------------- -----------------
                                                      (IN THOUSANDS)
   Revenues:
    Gain on sale of loans..................      $   --            $   --
    Interest income........................        3,925               111
    Interest expense.......................       (3,060)              (56)
                                                 -------           -------
    Net interest income....................          865                55
   Loan servicing income...................          179                52
   Processing fee income...................          392               --
   Other income............................          --                 12
                                                 -------           -------
   Total revenues..........................        1,436               119
                                                 -------           -------
   Expenses:
    Salaries and benefits..................          875               740
    Professional services..................          299               454
    Travel and business promotion..........          196               109
    Marketing..............................          213                39
    Premises and equipment.................          289               108
    Provision for loan losses..............          --                --
    Amortization...........................           50                 4
    General and administrative.............          188                92
                                                 -------           -------
   Total expenses..........................        2,110             1,546
                                                 -------           -------
   Net income (loss) before taxes and mi-
    nority interest........................         (674)           (1,427)
   Income tax expense......................          --                --
                                                 -------           -------
   Income (loss) before minority interest..         (674)           (1,427)
   Minority interest.......................         (585)              --
                                                 -------           -------
   Net income (loss).......................      $(1,259)          $(1,427)
                                                 =======           =======

  Total revenues increased from $119,000 in 1995 to $1.4 million for the year ended December 31, 1996. In 1996, the Company's total expenses increased 36.6% to $2.1 million from $1.5 million. As a result, the Company's net loss decreased by $168,000 to $1.3 million.

  The increase in total revenues of $1.3 million from 1995 to 1996 was largely a result of a $811,000 increase in net interest income. The increase in net interest income was due primarily to the increase in loans held for sale resulting from an increase in loan originations to $114.2 million in 1996 as compared to $9.4 million in 1995. The increase in loan originations was attributable in part to the Company's ability to finance loans directly during 1996 through the Warehouse Line.

  In 1996, the Company recognized $392,000 in processing fee income in connection with the securitization of $22.4 million in loans. In 1997, the Company adopted SFAS 125 "Accounting for Transfers of Servicing and Financial Assets and Extinguishments of Liabilities" which allowed the Company to recognize a gain on the sale of loans at the time of securitization. Prior to adoption of SFAS 125, the Company recognized loan fees collected at the time of origination as processing fee income.

  Loan servicing advisor fee income increased 244.2% to $179,000 for the year ended December 31, 1996 as compared to $52,000 in 1995.

  The 36.6% increase in total expenses to $2.1 million for the year ended December 31, 1996, compared to $1.5 million for the year ended December 31, 1995 resulted primarily from increases in marketing expenses of 446.2% to $213,000 for the year ended December 31, 1996 compared to $39,000 for 1995. In addition, premises and equipment expenses increased 167.6% to $289,000 for the year ended December 31, 1996 compared to $109,000 in 1995.

LIQUIDITY AND CAPITAL RESOURCES

  The Company requires access to short-term warehouse and other lines of credit in order to fund loan originations pending sale or securitization. At March 31, 1998, the Company had the following lines of credit:

                                                      WEIGHTED
                                                      AVERAGE
                                         INDEX AND INTEREST RATE
                                          MARGIN       AS OF      COMMITMENT  PRINCIPAL
       LENDER           EXPIRATION DATE    RANGE   MARCH 31, 1998   AMOUNT   OUTSTANDING
---------------------  ----------------- --------- -------------- ---------- -----------
                                                    (DOLLARS IN THOUSANDS)
FFC Warehouse Line of
 Credit                December 31, 1999 LIBOR+         7.79%      $300,000   $247,620
                                         2.0-3.5%
FFC Subordinated Debt  December 31, 1999 LIBOR+        13.25%      $ 20,000   $  8,478
                                         7.5%

See "Business -- Financing -- Lines of Credit."

  The Company is currently negotiating for additional credit facilities with third-party lenders in order to finance its expanding loan origination activities. There can be no assurance, however, that the Company will be able to obtain any such new facilities.

  The Company's sources of operating cash flow include (i) loan origination income and fees, (ii) net interest income on loans held for sale, (iii) servicing advisor fees and (iv) cash proceeds from loan securitizations. Cash from loan origination fees, net interest income on loans held for sale and servicing advisor fees, as well as available borrowings, provide adequate liquidity to fund current operating expenses and loan origination needs. See "Business -- Financing -- Securitizations."

  For the three months ended March 31, 1998, net cash used by operating activities was $4.4 million. This includes cash used in loan originations of $5.8 million, which was attributable to the Company's increased loan origination volume. For the year ended December 31, 1997, net cash used by operating activities was $3.6 million, including cash used by loan origination activity of $107.5 million.

  For the three months ended March 31, 1998, net cash provided by financing activities was $4.3 million, which was attributable to increased amounts of Facility borrowings resulting from increased loan originations during the period. For the year ended December 31, 1997, net cash provided by financing activities was
$2.9 million, which was attributable primarily to a capital contribution resulting from the issuance of additional shares of Common Stock to an existing stockholder.

INFLATION AND INTEREST RATE FLUCTUATIONS

  The Financial Statements and Notes thereto presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased costs of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company's operations are monetary in nature.

  A substantial and sustained increase in interest rates, whether due to inflation or otherwise, could adversely affect the Company's ability to originate loans. The Company's profitability may be directly affected by fluctuations in interest rates which affect the Company's ability to earn a spread between interest received on its loans held for sale and rates of interest paid by the Company on the Warehouse Line, the Facility and/or other lines of credit. If prevailing interest rates rise, the Company may need to increase the required discount rate used in determining the value of its retained interests in securitizations, thus reducing the Company's gain on sale. In addition, the Company may be required to record an expense, reducing the carrying value (on a consolidated basis) of retained interests in prior loan securitizations.

TAX CONSIDERATIONS

  Prior to its incorporation on March 10, 1997, the Company's predecessor qualified to be taxed as a partnership. As such, the Company's predecessor was not responsible for federal or state income taxes. Accordingly, income and loss was allocated to the partners and taxed directly to the partners for federal income and state franchise tax purposes. As a result of the change in tax status effective with the incorporation of the Company, the Company is required to provide for all income taxes at statutory rates. These factors are estimated to result in an effective tax rate for periods subsequent to the date of incorporation of approximately 44.8%. See Notes 3 and 14 of Notes to Financial Statements.

ACCOUNTING CONSIDERATIONS

  In June 1997, FASB issued SFAS No. 130 "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company adopted SFAS 130 on January 1, 1998. The adoption of SFAS 130 had no impact on the Company's financial position, results of operations or disclosures.

  In June 1997, FASB issued SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. Management is in the process of identifying its operating segments and intends to make the required disclosures for operating segments in its 1998 annual financial statements. SFAS 131 will result in disclosure changes only.

  In February 1998, FASB issued SFAS No. 132, "Employers Disclosures about Pension and Other Postretirement Benefits" ("SFAS 132"). SFAS 132 amends the disclosure requirements of SFAS No. 87, "Employers' Accounting for Pensions," SFAS No.88, "Employers Benefits," and SFAS No. 106, "Employers' Accounting for Retirement Benefits Other than Pensions." SFAS 132 standardizes the disclosure requirements of SFAS Nos. 87 and 106 to the extent practicable and recommends a parallel format for presenting information about pensions and other retirement benefits. SFAS 132 is effective for fiscal years beginning after December 15, 1997. SFAS 132 will result in disclosure changes only.

YEAR 2000 ISSUES

  The Company has assessed its internal systems, programs and data processing applications as well as those provided to the Company by third-party vendors with respect to Year 2000 data processing issues. A significant portion of the Company's loan servicing is performed by a third-party servicer from which the Company has received oral confirmation that it expects to be compliant with Year 2000 issues on a timely basis. However, there can be no assurance that such third party servicer's efforts will be successful. In addition, other third parties that have relationships with the Company, including borrowers, may experience significant Year 2000 issues. The Company has not incurred significant expense to date, and does not anticipate incurring significant future expense, to address Year 2000 issues although there can be no assurance that the Company will not incur significant future expenses.

                         FRANCHISING INDUSTRY OVERVIEW

OVERVIEW

  The Company is a leading specialty commercial finance company engaged in the business of financing seasoned, multi-unit operators of established national and regional franchise concepts.

  A franchise is a business operating pursuant to a franchise agreement under which the franchisee undertakes to conduct a business or sell a product or service in accordance with methods and procedures prescribed by a franchisor, and the franchisor undertakes to assist the franchisee through advertising, promotion and other advisory services. Franchises encompass a wide range of retail industries, including restaurants, retail gas, automotive services and other specialty retail. In 1997, franchised businesses operated one out of every 12 business establishments in the U.S. and generated approximately 40% of all retail sales, or approximately $800 billion, according to the International Franchise Association ("IFA"). According to the IFA, there are more than 550,000 franchises in the United States employing more than 8 million persons.

 Restaurants

  The food services industry was estimated by the National Restaurant Association to have had total revenues of approximately $320 billion in 1997, two thirds of which were attributable to restaurant sales. The restaurant business can generally be divided into two markets: quick service restaurants ("QSRs") and full service restaurants (which include family and casual dining concepts). QSRs, including such concepts as Burger King and Taco Bell, have demonstrated average sales growth from 1985 through 1996 of approximately 7% per year, according to Fitch IBCA, Inc. Full service concepts, which through high-end casual dining concepts cater to the maturing demographics of the U.S. population, have experienced consistent average sales growth in excess of 4% per year over the past four years according to the Restaurant Industry Operations Report. According to Nation's Restaurant News, as of June 1997, the top 100 restaurant franchise concepts total approximately 136,000 units, of which more than 85,000 were franchised.

  The Company believes that expansion and consolidation of the franchise industry is likely to result from store acquisitions, expansion into alternate delivery mechanisms (such as kiosks and co-branded stores) and international operations. Moreover, certain franchisors, such as Taco Bell, Pizza Hut and KFC, have recently begun to sell previously franchised units currently owned by the franchisor (i.e., refranchising) in an effort to reduce their fixed assets and focus on their core competencies. The Company believes that these consolidation trends are likely to result in an increasing number of stronger, larger multi-unit franchise operators with seasoned management teams, stronger credit profiles and increased needs for acquisition and other types of financing.

 Retail Gas Outlets

  The retail gas outlet ("RGO") market shares many of the same operating characteristics as the restaurant industry, including large numbers of franchise units, significant funding requirements, strong unit level cash flow, standardized operations and a lack of competitive long-term funding sources. According to National Petroleum News, there were approximately 185,000 retail locations selling motor fuel in 1997, including gasoline/ convenience stores, traditional service stations and truck stops. In addition, many retail gas outlets are reconfiguring their operations to include alternative profit centers through co-branding with convenience stores, car washes, QSRs and car care centers, intensifying the need for additional capital.

 Specialty Retail

  Other franchised industries include various specialty retail industries and concepts, such as truck stops/auto plazas, automotive service providers and video rental stores. The increasing technical complexity of automotive repair and current demands on consumers' time has led to growth in demand for automotive repair specialists. In response, franchisors such as Midas and Jiffy Lube and various other automotive service concepts have begun to expand their product offerings and have been constructing new stores and expanding existing units. According to the Automotive Parts and Accessories Association, the retail automotive services segment had over $151 billion in annual sales in 1997.

TRADITIONAL FRANCHISE FINANCE

  Historically, financing alternatives available to franchisees have been limited. Prior to the advent of specialty franchise finance lenders, franchisees had three alternatives to raise debt capital, each of which, when available, imposed significant restrictions on borrowers, including relatively high interest rates, limited loan proceeds, restrictions on use of proceeds, personal guarantees and other constraining terms and provisions.

 Traditional Asset-Based Lending

  Banks, leasing companies and finance companies have traditionally been the largest lenders to franchisees. These lenders historically have limited their franchise lending exposure due to their perception that franchisees present the same credit risks and potential for default as other small business ventures. As a result, these lenders generally have offered loan products on a short-term, floating rate basis, have required personal guarantees and have charged relatively high rates of interest. Furthermore, asset-based lenders traditionally have restricted the amount they will advance to a percentage of the liquidation value of the collateral pledged against the loan, with little or no recognition being given to the enterprise value of the business, its cash flow capacity, store seasoning, brand affiliation or management experience. Many of these lenders have also concentrated on a small percentage of the most established national franchise concepts.

 SBA Loan Programs

  Guaranteed loans from the U.S. Small Business Administration ("SBA") typically have served as an alternative for small businesses that are unable to obtain funds from traditional lending sources. However, SBA programs generally offer only limited advances to borrowers, impose significant covenants and guarantee loans only in limited principal amounts. Furthermore, SBA loans restrict use of loan proceeds, have burdensome documentation requirements and require a time consuming approval process.

 Direct Financing from the Franchisor

  Many franchisors offer franchisees some assistance in obtaining financing for their capital needs. However, such assistance often consists only of advice or the recommendation of a preferred lender. Actual financial assistance typically has been restricted to new store development and has been limited in amount. This financing alternative recently has become even more limited as franchisors focus more on their core competencies and less on capital intensive activities such as operating units and financing franchisees.

SPECIALTY FRANCHISE FINANCE

  In the early 1990s, a new generation of franchise lenders emerged, consisting of a small number of specialty commercial finance companies dedicated to financing franchisees in a more efficient and cost effective manner than traditional bank and finance company lending sources. Those franchise operators that were part of a large, successful and broadly diverse, national franchise concept generally exhibited lower default rates than other small businesses, and were more likely to succeed earlier in their operating histories than non-franchised small businesses. Minimum operating and performance standards set by the franchisor, combined with the franchisor's overall support of the franchise system, often enhanced a franchise operator's potential to succeed and service debt. Franchisors also often provide support in site selection, operator training, marketing, advertising, project pricing and financial feasibility analyses. In addition, a franchisor has a vested interest in maintaining the viability of its franchise system through material financial support, as store failures would negatively impact the markets' perception of the brand value of the franchise system as a whole and interrupt the franchisor's royalty income payments.

FRANCHISE FINANCE OPPORTUNITY

  The Company believes that existing sources for financing continue to fail to meet all of the needs of franchisee borrowers. The Company believes that industries and concepts with large funding requirements, proven ability to generate cash flow, standardized operations, limited long-term funding sources and other characteristics appropriate for a structured finance product include restaurants, RGOs, automotive services, video rental stores and other specialty retail concepts. The Company believes that there will be increasing demand for franchise loan products as a result of expected strong growth rates in franchised industries and certain trends in the franchise industry including store acquisition and enhancement, refranchising and continued consolidation among franchisees. There can be no assurance, however, that such increased demand will materialize.

                                   BUSINESS

OVERVIEW

  The Company is a leading specialty commercial finance company engaged in the business of financing seasoned, multi-unit operators of established national and regional franchise concepts. The Company initially focused on providing financing to franchisees of quick service restaurant ("QSR") concepts, such as Burger King, Wendy's and Taco Bell. The Company has expanded its business to encompass other franchise industries, including casual and family dining concepts, such as Denny's and TGI Friday's; specialty retail concepts, such as Midas, Blockbuster and Jiffy Lube; and retail energy concepts, such as Amoco and Citgo. The Company offers diverse and flexible loan products designed to meet the varied financing needs of franchise operators, including store refinancings, acquisitions of existing units, new store construction, real estate acquisitions, store improvements and equipment purchases. The Company underwrites franchise loans primarily on the basis of sustainable cash flow and enterprise value (the price an independent prospective buyer would pay for the operating business) rather than on the more traditional basis of the value of real estate and personal property collateral.

  The Company originates fixed and floating interest rate loan products through 12 locations which service six regions encompassing the entire the United States. The Company's loans have been funded primarily through the Warehouse Line and the Facility provided by Koch through its wholly-owned subsidiary, FFC. From the Company's inception through March 31, 1998, the Company has funded more than $395.8 million in loans with an average loan size of approximately $661,000. Annual loan originations grew to $179.5 million in 1997, up from $114.2 million in 1996. Loan growth continued during the first quarter of 1998, with total originations of $92.9 million, compared to $21.0 million during the first quarter of 1997. At March 31, 1998, the Company had four loans to two borrowers amounting to $2.3 million, or less than 1% of all loans in the Company's servicing portfolio, more than 30 days delinquent and had no loans more than 60 days delinquent. One of the Company's borrowers has declared bankruptcy with respect to one franchise property pledged as collateral for a loan extended by the Company in the amount of $267,000. From its inception through March 31, 1998, the Company has experienced no charge-offs.

  The Company sells loans primarily to institutional investors through securitization transactions. To date, the Company has securitized 30.9% of all loans originated and, beginning in the second quarter of 1998, intends to effect securitization transactions on a quarterly basis. There can be no assurance, however, that the Company will be able to complete securitizations quarterly, or at all. As of March 31, 1998, the Company held $259.1 million of loans, including construction loans. The Company also acts as the servicing advisor for its securitized loans and receives a servicing advisor fee for such services. The Company's founders, David L. Elder and Arthur P. Brazy, Jr., have worked together since 1992 developing securitizable loan products for franchisees.

  The Company attributes its loan origination and revenue growth to its (i) franchise industry experience, (ii) innovative financial product offerings,
(iii) strong relationships with franchisors and franchisees throughout the country, (iv) extensive proprietary databases, (v) proven risk management and underwriting methodologies, (vi) superior customer service and (vii) securitization expertise.

BUSINESS STRATEGY

  The Company's goal is to be the leading financial resource for the franchise industry. The Company is committed to quality loan originations, product innovation, superior customer service and maximization of stockholder value. The following strategic elements are integral to the Company's success in achieving its goal:

 Increase Lending to Existing Markets

  The Company intends to continue to leverage its brand name, reputation for competitive prices and quality service in order to expand its market share in the restaurant and specialty retail franchise lending segments. The

Company believes that recent growth in the restaurant and specialty retail segments, along with continued trends of refranchising of units currently owned by franchisors and consolidation among franchisees will create additional financing opportunities for the Company. The Company makes use of its proprietary databases of franchise industry contacts to increase its penetration of existing markets.

 Expand into New Franchise Markets

  The Company has identified as potential expansion opportunities several franchise market segments which exhibit characteristics similar to those of its existing client base, including large numbers of franchise units, significant funding requirements, strong unit level cash flows, standardized operations and a lack of alternate competitive funding sources. The Company believes it is well-positioned to offer its franchise finance products to other largely underserved segments of various franchise industries.

 Develop Additional and Improve Existing Financial Products

  The Company has introduced several new loan products to various concepts and franchisees, and it intends to continue its development of new, more flexible financial products and lending programs that are specifically tailored to meet the needs of franchisees in a variety of franchise systems. In addition, the Company continuously analyzes and seeks to enhance its existing products. For example, the Company recently began offering a zero fee, zero point loan and intends to market more aggressively its floating rate product. The Company has also begun offering construction loans to experienced multi-unit operators for new store development. The Company's construction loans are designed to convert automatically into its standard long-term, permanent loan product upon the fulfillment of certain conditions, thereby allowing the Company to capture a franchisee's permanent financing business at a project's outset. The Company may also offer other products to meet the evolving needs of franchisees, including mezzanine debt and equity capital.

 Diversify Revenue Sources

  The Company intends to explore other strategies for revenue growth and diversification, including the acquisition of existing loan portfolios, the offering of advisory services within the franchise industry and the development of lease, vendor and distributor financing programs.

 Provide Superior Customer Service

  The Company believes that a key to its success has been its responsiveness to customer needs, which is directly attributable to the quality of its personnel and its focus on serving the needs of its customer base. The Company's management, as well as its sales, marketing and underwriting executives, has spent many years developing expertise in the franchise finance market and are therefore able to add substantial value in formulating the products the Company offers to its borrowers. The Company believes its experience translates into more efficiently structured transactions and thus into savings in cost and time for its borrowers. In addition, to enhance customer service, the Company has made investments in loan origination infrastructure as well as high quality underwriting, closing, documentation and servicing personnel, while outsourcing administrative functions in order to focus on its core competencies.

 Maintain High Credit Standards

  Management emphasizes high credit quality standards in order to achieve strong loan portfolio performance. The Company believes its proprietary underwriting model and industry expertise enable it to identify the most creditworthy potential borrowers. The Company's expertise in analyzing industries, concepts, borrowers and transactions will be important as it enters new markets and introduces new products.

 Improve Borrowing Spread and Diversify Funding Sources

  The Company continually seeks to reduce its funding costs and diversify its warehouse funding sources. The Company seeks to lengthen the maturities of its committed secured credit facilities and increase the number of providers. Currently, the Company is negotiating to obtain additional, lower cost warehouse facilities providing greater lending flexibility. There can be no assurance, however, that the Company will succeed in obtaining such credit facilities on favorable terms, or at all. Reduction in the Company's funding costs would enable the Company to remain rate competitive. Moreover, the development of additional lender relationships provides the Company with greater resources and flexibility to address possible future market conditions.

 Improve Secondary Market Execution

  The Company is committed to maintaining effective secondary market execution on loans that it originates and sells. The Company's securitizations have enabled it to reduce its exposure to the risks associated with holding loans on its balance sheet. The Company believes that the favorable execution it has experienced to date is primarily the result of the attractive terms and the credit quality of the loans that it originates. In addition, the Company acts as the servicing advisor for the loans it has securitized, providing a liaison between the secondary market and its customers.

LOAN PRODUCTS

  The Company provides a number of loan products, including both fixed and floating rate permanent loans and floating rate construction loans, to meet the financing needs of franchisees.

  Permanent Loans. The Company traditionally offered long-term, fixed and floating rate, fully-funded, non-recourse financing to franchisees operating in established national and regional franchise concepts. Financing provided by the Company has been used for the refinancing of existing units, store acquisitions, store development and improvement, and real estate and equipment acquisitions. The Company's permanent loans are generally fully amortizing. Fixed rate loans bear interest at a U.S. Treasury rate plus a spread, while floating rate loans bear interest at LIBOR plus a spread and interest is generally recalculated on a monthly basis. All franchise loans currently originated by the Company are assumable (subject to certain limitations) and include prepayment penalties.

  Construction Loans. The Company recently began providing short-term, floating rate construction loans to experienced multi-unit franchise operators developing additional stores. These loans, during the construction phase, require only interest payments and generally provide for draws based on milestones set forth in the loan documents. The Company's construction loans offer certain benefits generally not available from other traditional financing sources. First, the Company will finance 100% of a development project's actual construction costs, realizing that "as completed" enterprise value will be created by the construction and development process well in excess of the costs of construction. Second, the Company will release personal guarantees required during construction as the sales and coverage ratios of the completed, operating unit meet certain underwriting parameters set by the Company (QSRs typically require less than six months to complete and 12 months to stabilize operations). Third, concurrently with the approval of a construction loan, the Company provides a qualified commitment for permanent long-term financing. Finally, the Company's construction loans allow a borrower to request an enterprise valuation for its store after an 18 to 24 month seasoning period in order to draw cash proceeds based on the additional business value the operator has created. Management expects construction loans to comprise a growing proportion of new originations by the end of 1998. If construction is not completed within a specified time period, the loan becomes due and payable.

LOAN ORIGINATION HISTORY

  Since 1995, the Company has originated more than $395 million of franchise loans, substantially all of which were originated subsequent to January 1, 1996. The Company's loan originations during the first quarter of 1998 totaled $92.9 million. The Company has originated loans on a nationwide basis to borrowers operating in 19 franchise concepts in 35 states. In addition, the Company's management has approved more than 30 additional franchise concepts for loan originations.

  The following table sets forth the Company's loan originations by franchise segment for the periods indicated.

                      THREE MONTHS ENDED MARCH 31, 1998        THREE MONTHS ENDED MARCH 31, 1997
                   ---------------------------------------- ----------------------------------------
                              WEIGHTED AGGREGATE                       WEIGHTED AGGREGATE
                     NUMBER   AVERAGE  ORIGINAL     % OF      NUMBER   AVERAGE  ORIGINAL     % OF
                    OF LOANS  INTEREST   LOAN      TOTAL     OF LOANS  INTEREST   LOAN      TOTAL
                   ORIGINATED   RATE    BALANCE  ORIGINATED ORIGINATED   RATE    BALANCE  ORIGINATED
                   ---------- -------- --------- ---------- ---------- -------- --------- ----------
                                                (DOLLARS IN THOUSANDS)
Restaurant Loans:
 Fixed Rate
 Loans...........      78      8.49%    $59,113     63.6%       33      10.41%   $20,042     95.5%
 Floating Rate
 Loans (1).......       7      9.00%      3,866      4.2%        1       9.75%       950      4.5%
                      ---      -----    -------    ------      ---      ------   -------    ------
 Total
 Restaurant......      85      8.52%     62,979     67.8%       34      10.38%    20,992      100%
Specialty Retail:
 Fixed Rate
 Loans...........      60      8.56%     29,902     32.2%       --          --        --        --
 Floating Rate
 Loans (1).......      --         --         --        --       --          --        --        --
                      ---      -----    -------    ------      ---      ------   -------    ------
 Total Specialty
 Retail..........      60      8.56%     29,902     32.2%       --          --        --        --
                      ---      -----    -------    ------      ---      ------   -------    ------
Total Loan
Originations.....     145      8.53%    $92,881    100.0%       34      10.38%   $20,992    100.0%
                      ===      =====    =======    ======      ===      ======   =======    ======
                         YEAR ENDED DECEMBER 31, 1997             YEAR ENDED DECEMBER 31, 1996
                   ---------------------------------------- ----------------------------------------
                              WEIGHTED AGGREGATE                       WEIGHTED AGGREGATE
                     NUMBER   AVERAGE  ORIGINAL     % OF      NUMBER   AVERAGE  ORIGINAL     % OF
                    OF LOANS  INTEREST   LOAN      TOTAL     OF LOANS  INTEREST   LOAN      TOTAL
                   ORIGINATED   RATE    BALANCE  ORIGINATED ORIGINATED   RATE    BALANCE  ORIGINATED
                   ---------- -------- --------- ---------- ---------- -------- --------- ----------
                                                (DOLLARS IN THOUSANDS)
Restaurant Loans:
 Fixed Rate
 Loans...........     261      9.93%   $171,194     95.4%      140      9.97%   $ 91,756     80.4%
 Floating Rate
 Loans (1).......       8      9.65%      8,259      4.6%       --         --         --        --
                   ---------- -------- --------- ---------- ---------- -------- --------- ----------
 Total
 Restaurant......     269      9.92%    179,453    100.0%      140      9.97%     91,756     80.4%
Specialty Retail:
 Fixed Rate
 Loans...........      --         --         --        --       33      9.30%     22,415     19.6%
 Floating Rate
 Loans (1).......      --         --         --        --       --         --         --        --
                   ---------- -------- --------- ---------- ---------- -------- --------- ----------
 Total Specialty
 Retail..........      --         --         --        --       33      9.30%     22,415     19.6%
                   ---------- -------- --------- ---------- ---------- -------- --------- ----------
Total Loan
Originations.....     269      9.92%   $179,453    100.0%      173      9.83%   $114,171    100.0%
                   ========== ======== ========= ========== ========== ======== ========= ==========

-----
(1) Includes all construction loans originated by the Company, which generally carry higher interest rates than the Company's permanent loans.

  Geographic Distribution. The following table sets forth by state certain information regarding loans originated by the Company for the periods indicated.

                      THREE MONTHS ENDED MARCH 31, 1998             YEAR ENDED DECEMBER 31, 1997    YEAR ENDED DECEMBER 31, 1996
                      ----------------------------------------     ------------------------------- -------------------------------
                                    AGGREGATE                                 AGGREGATE                       AGGREGATE
                       NUMBER OF     ORIGINAL                      NUMBER OF  ORIGINAL             NUMBER OF  ORIGINAL
                         LOANS         LOAN        % OF TOTAL        LOANS      LOAN    % OF TOTAL   LOANS      LOAN    % OF TOTAL
                      ORIGINATED     BALANCE       ORIGINATED      ORIGINATED  BALANCE  ORIGINATED ORIGINATED  BALANCE  ORIGINATED
                      -----------   -------------  -----------     ---------- --------- ---------- ---------- --------- ----------
                                                            (DOLLARS IN THOUSANDS)
Alabama..............            1   $         950           1.0%       2     $  1,450      0.8%       12     $  6,315      5.5%
Alaska...............          --              --             --      --           --        --         2          426      0.4
Arizona..............            2           1,548           1.7        3        1,817      1.0       --           --        --
Arkansas.............            1             775           0.8        5        1,000      0.6         2        1,441      1.3
California...........            4           3,045           3.3       32       19,026     10.6        27       16,889     14.8
Colorado.............          --              --             --        7        4,893      2.7       --           --        --
Connecticut..........          --              --             --        2        2,300      1.3         2        2,340      2.0
Florida..............          --              --             --       36       32,245     18.0        12        7,225      6.3
Georgia..............            3           1,590           1.7       13        9,594      5.3        10        6,255      5.5
Illinois.............          --              --             --        5        4,050      2.3        18       12,550     11.0
Indiana..............            5           4,910           5.3      --           --        --       --           --        --
Iowa.................            1             390           0.4      --           --        --       --           --        --
Kansas...............           11           7,354           7.9        1          575      0.3         4        2,123      1.9
Louisiana............          --              --             --        3          750      0.4         2        1,478      1.3
Maryland.............          --              --             --        4        3,525      2.0         4        1,647      1.4
Massachusetts........          --              --             --       13       10,628      5.9         7        7,340      6.4
Michigan.............           19          16,435          17.7       35       21,278     11.9         9        7,240      6.3
Minnesota............           23          11,191          12.0        1          700      0.4       --           --        --
Mississippi..........          --              --             --        3        4,000      2.2       --           --        --
Missouri.............           26           9,360          10.1        1          755      0.4         2        1,600      1.4
Nebraska.............            6           2,955           3.2      --           --        --       --           --        --
Nevada...............          --              --             --        1          750      0.4       --           --        --
New Hampshire........          --              --             --        2        2,050      1.1       --           --        --
New Jersey...........          --              --             --       11        7,176      4.0         3        2,070      1.8
New York.............            1             965           1.0       10        7,320      4.1        13        9,270      8.1
Ohio.................          --              --             --        3        1,683      0.9         2          775      0.7
Oklahoma.............          --              --             --      --           --        --         1        1,450      1.3
Oregon...............            3           1,967           2.1      --           --        --       --           --        --
Pennsylvania.........          --              --             --       22       11,467      6.4         5        3,275      2.9
South Carolina.......            6           2,510           2.8      --           --        --        15        7,480      6.6
Tennessee............          --              --             --        3        1,831      1.0         6        4,048      3.5
Texas................           12           9,631          10.4       35       16,088      9.0        14       10,339      9.1
Virginia.............          --              --             --        4        2,852      1.6       --           --        --
Washington...........          --              --             --        5        4,665      2.6         1          595      0.5
Wisconsin............           21          17,305          18.6        7        4,983      2.8       --           --        --
                         ---------   -------------   -----------      ---     --------    -----       ---     --------    -----
                               145   $      92,881         100.0%     269     $179,453    100.0%      173     $114,171    100.0%
                         =========   =============   ===========      ===     ========    =====       ===     ========    =====

SALES AND MARKETING

  The Company conducts its national sales and marketing activities through 12 locations which service six regions encompassing the entire United States. The Company employs dedicated marketing executives who are responsible for developing relationships with prospective borrowers and originating loans. The Company actively recruits experienced lending officers to increase its marketing capabilities. In leveraging its sales force, the Company utilizes a variety of strategies designed to reach the greatest number of potential borrowers, including (i) participation at franchise seminars, trade shows, conventions and conferences, (ii) utilization of the Company's proprietary databases of franchise operators, (iii) referrals from existing borrowers,
(iv) referrals from franchisors and franchisor personnel, (v) advertisements in industry journals and franchisor house publications and (vi) direct mail campaigns.

  The Company's compensation structure for marketing executives is primarily performance based. The Company employs a risk- and profitability-based commission structure which provides the Company's marketing executives with an incentive to originate loans with strong credit characteristics as well as profitable terms. In addition, a portion of the commission is deferred and paid only to the extent loans continue to perform. The Company believes that the deferred aspect of the compensation system has helped minimize disruptions associated with sales force turnover.

  The Company's marketing executives also play a key role in the early stages of the Company's underwriting process. These executives typically perform field underwriting analyses utilizing the Company's proprietary desktop underwriting and risk rating models to analyze the qualifications, characteristics and risks of the franchisee borrower and the proposed transaction. In addition, marketing executives often work with the Company's corporate underwriting group to evaluate and structure proposed transactions, providing the customer with prompt feedback regarding the viability of the proposed financing. The Company believes that its rapid response time provides it with a competitive advantage in the marketplace.

UNDERWRITING

  The Company originates loans pursuant to underwriting guidelines designed to meet rating agency and institutional market requirements for loan securitizations.

  The Company's underwriting methodology generally involves four levels of analysis: (i) the specific industry and franchise concept, (ii) the consolidated operating performance of the borrowing entity and affiliates,
(iii) the specific borrowing entity and (iv) the characteristics of the individual stores and specific transaction.

 Industry and Concept Approval

  A critical factor underlying the Company's growth has been its ability to identify industries and franchise concepts which exhibit characteristics that meet the general market requirements for loan securitizations. The Company evaluates industry data to determine performance of various franchise market segments and particular franchise concepts within these segments, unit and same store sales growth and profitability and potential competition. Concepts within specific industries are evaluated to determine (i) the degree of franchisor support (in terms of training, financial assistance and otherwise),
(ii) revenue and earnings growth, (iii) the franchise system fee structure,
(iv) litigation history, (v) brand name strength, sustainability and related trademark value and (vi) other unique features. In addition, store closure and default rates are reviewed in detail to discern the reasons for any store closures or defaults that have occurred. After analyzing this information, the Company creates a proprietary credit scoring and pricing model for each franchise concept within its respective industry group.

 Borrower and Loan Approval

  The Company's approach to a given transaction analyzes the financial strength and the historical performance of the following: (i) a consolidated analysis of the borrowing entity and its affiliates, (ii) an analysis of the borrowing entity on a stand-alone basis, (iii) a consolidated analysis of the stores pledged as collateral for the loan and (iv) an individual analysis of the stores pledged as collateral. The approach examines (i) historical trends in sales, cost of goods sold, labor costs and cash flow,
(ii) sustainability of sales and operating margins, (iii) performance relative to system average, and (iv) the ability to meet debt service requirements on a historical and projected basis. The Company also reviews the overall liquidity of the principal individuals involved as well as the borrowing entity and its affiliates, experience of the operator, seasoning of the stores to be pledged, market share, capital expenditure needs, reporting capabilities, depth of management and employee turnover rates.

  The Company underwrites franchise loans primarily on the basis of sustainable cash flows and enterprise value (i.e., the price an independent prospective buyer would pay for the operating business), rather than solely on the value of real estate and personal property collateral attributable to the store. In approximately 38% of all loans originated by the Company, the borrower has pledged a fee interest in real estate. By valuing franchise businesses based on enterprise value, the Company is typically able to offer greater loan proceeds to seasoned multi-unit franchisees of targeted national and regional franchise concepts than traditional lenders. Moreover, the Company's recognition of cash flow and brand value in addition to hard asset collateral value allows it to offer more flexible terms and conditions than conventional loans available to franchisees. The Company generally seeks seasoned multi-unit franchisees with three or more years experience as a franchisee and at least two years in the specific concept, enabling the Company to use the franchisee's track record as a basis upon which to evaluate its operating capabilities and creditworthiness.

  Enterprise value is determined by third-party valuation consultants utilizing a valuation methodology that generally takes into account an analysis of historical sales and cash flow data, operating statements, site inspections, management interviews and a database of comparable transactions which indicates a valuation range relative to sales and cash flow margins for stores within a specific franchise concept. Once these components are analyzed, an enterprise valuation is calculated. Total value, the sum of such enterprise value and the value of any underlying real property collateral, is used in the determination of a loan to value ratio, which is generally limited to 70%.

  The Company also calculates a ratio of cash flow to fixed charges for each loan (the "Fixed Charge Coverage Ratio" or "FCR") in order to determine the borrower's ability to repay the proposed loan. The Company generally requires a minimum FCR of 1.15x to 1.35x per franchise unit based on the strength of the transaction and the collateral being provided. Underwriting differences between transactions may result from variations in sales and cash flow margins of the specific stores compared to average data for stores in the franchise concept, the type of collateral and the strength of the borrowing entity. By analyzing such data against concept averages, the Company can benchmark the performance of the stores and the borrower relative to other units and franchisees within the same concept.

  Maximum loan proceeds per unit are generally limited to the lesser of amounts determined by (i) a loan to value ratio no greater than 70%, (ii) a minimum FCR based on the concept, transaction and applicable collateral type pledged and (iii) an absolute loan amount per unit based on the industry and concept, but typically no greater than $2,500,000. The restrictions described above are applied on a consolidated basis where multiple stores owned by a single borrower or group of affiliated borrowers serve as collateral for each loan made to such borrower or group.

  In addition to analyzing a borrower's ability to pay, the Company relies on a review of credit reports and credit histories with suppliers, lenders and the franchisor. The Company believes that its relationships with franchisors, its experience in the franchise business, its knowledge of principal participants in the industry and the information contained in its extensive proprietary databases of franchise industry contacts provide it with insight into the creditworthiness of an applicant.

  An applicant's proposed use of proceeds is also closely evaluated as part of the underwriting process. Typical uses include the refinancing of existing debt, unit renovation, expansion or improvements, the purchase of new equipment, new unit development, the purchase of underlying leased real estate, entity reorganization (buyout of stockholders, retirement of stockholder loans), working capital or unit acquisition.

 Underwriting Process

  The Company's underwriting process is comprised of five distinct steps: (i) field underwriting, (ii) initial underwriting department review, (iii) valuation due diligence, (iv) comprehensive underwriting and (v) officer review.

  Field underwriting involves a preliminary review of a potential borrower's financial position and business operations by a regional marketing executive of the Company utilizing proprietary valuation and underwriting models developed by the Company. The field underwriting is designed to determine the feasibility, approximate loan size, pricing and terms of a proposed loan prior to the submission of a loan application. The field underwriting is generally performed by the marketing executive but may involve underwriting personnel depending upon the complexity of the proposed transaction.

  Upon acceptance of a loan proposal, an application is submitted to the underwriting department for evaluation. The underwriting department begins an initial review of the application to determine whether the Company should proceed with the loan. The initial underwriting review is designed to identify and address any major issues that might arise in the proposed transaction before third-party vendors are engaged or the comprehensive underwriting analysis begins.

  As part of the underwriting process, valuation consultants from national accounting firms are engaged to assist the Company in its investigation. These consultants provide supplemental valuation analyses and independent third-party estimates of the enterprise value, real estate value (in cases where real estate is pledged as collateral) and unit level cash flow of the proposed collateral.

  Based on the requirements of the specific transaction, Company underwriters will perform a field investigation which will include management interviews and site inspections. The underwriting group will prepare a loan committee memorandum which incorporates a comprehensive analysis of the proposed transaction including an evaluation of unit level economics, consolidated financial performance of the borrower and affiliated entities and a review of management, transaction structure, credit and documentation.

  The loan committee memorandum is submitted for review to one or more designated Company officers (depending on the size of the proposed transaction) with loan approval authority who will make the final determination whether to grant, modify or deny the loan request.

CUSTOMERS

  The Company's customer base consists of operators of established national and regional franchise concepts which exhibit strong and stable growth and performance. The Company targets the strongest operators in each franchise concept, seeking seasoned multi-unit operators within those concepts. The Company has approved more than 50 concepts for inclusion in its lending program, and to date has made loans to franchisees operating in 19 of these concepts. The Company believes that each of these concepts has experienced low store closure rates, has a proactive commitment by the franchisor to support and grow the system and has effective management and a strong infrastructure to support a diversified operation.

  The following table sets forth the Company's loan originations by franchise concept for the periods indicated:

                     THREE MONTHS ENDED MARCH 31, 1998             YEAR ENDED DECEMBER 31, 1997     YEAR ENDED DECEMBER 31, 1996
                     ----------------------------------------     -------------------------------- -------------------------------
                                   AGGREGATE                                 AGGREGATE                        AGGREGATE
                      NUMBER OF     ORIGINAL                      NUMBER OF  ORIGINAL              NUMBER OF  ORIGINAL
                        LOANS         LOAN        % OF TOTAL        LOANS      LOAN     % OF TOTAL   LOANS      LOAN    % OF TOTAL
                     ORIGINATED     BALANCE       ORIGINATED      ORIGINATED  BALANCE   ORIGINATED ORIGINATED  BALANCE  ORIGINATED
                     -----------   -------------  -----------     ---------- ---------  ---------- ---------- --------- ----------
                                                           (DOLLARS IN THOUSANDS)
Restaurants:
 Applebees..........          --    $         --             --%       1     $  1,580       0.9%      --      $    --        --%
 Arby's.............          --              --             --       76       36,939      20.6       --           --        --
 Burger King........           23          14,517          15.6      100       74,747      41.7        58       42,334     37.1
 Carl's Jr..........          --              --             --        1          590       0.3       --           --        --
 Dairy Queen........          --              --             --        3        1,700       0.9       --           --        --
 Denny's............            2           1,548           1.7      --           --         --         2        1,600      1.4
 El Pollo Loco......          --              --             --        5        2,717       1.5         6        3,175      2.8
 Hardee's...........          --              --             --        4        2,300       1.3       --           --        --
 IHOP...............          --              --             --        2        1,566       0.9       --           --        --
 In-n-Out Burger....            1           1,120           1.2      --           --         --       --           --        --
 Jack-in-the-Box....            3           1,753           1.9        5        3,430       1.9         2        1,100      1.0
 KFC................           42          35,760          38.5       21       18,700      10.4         1          275      0.2
 Papa John's........          --              --             --        8        1,750       1.0       --           --        --
 Pizza Hut..........            9           4,100           4.4      --           --         --       --           --        --
 Taco Bell..........            1             880           0.9       24       15,815       8.8        20       16,900     14.8
 TGI Friday's.......          --              --             --        2        3,000       1.7       --           --        --
 Wendy's............            4           3,301           3.6       17       14,619       8.1        51       26,372     23.1
                        ---------   -------------   -----------      ---     --------     -----       ---     --------    -----
Total Restaurant:...           85          62,979          67.8      269      179,453       100       140       91,756     80.4
                        ---------   -------------   -----------      ---     --------     -----       ---     --------    -----
Specialty Retail:
 Blockbuster........            1             775           0.8      --           -- %      --         33       22,415     19.6
 Jiffy Lube.........           59          29,127          31.4      --           --        --        --           --        --
                        ---------   -------------   -----------      ---     --------     -----       ---     --------    -----
Total Specialty
 Retail:............           60          29,902          32.2      --           --        --         33       22,415     19.6
                        ---------   -------------   -----------      ---     --------     -----       ---     --------    -----
Total...............          145   $      92,881         100.0%     269     $179,453     100.0%      173     $114,171    100.0%
                        =========   =============   ===========      ===     ========     =====       ===     ========    =====

FINANCING

  The Company relies on financing to fund its lending activities. The Company's financing requirements are expected to increase to the extent that its volume of loan originations increases. The Company's principal cash requirements include the funding of (i) permanent loans pending securitization or sale, construction loans and delinquent or defaulted loans pending liquidation, (ii) fees and expenses incurred in connection with its securitization program, (iii) overcollateralization, reserve account requirements or other enhancement costs in connection with securitized loans,
(iv) interest, fees and expenses associated with the Warehouse Line and the Facility and any other line of credit or similar facility into which the Company may enter in the future, (v) federal and state income tax payments and
(vi) ongoing administrative and other operating expenses. The Company currently funds these cash requirements primarily through securitizations and borrowings from FFC under the Warehouse Line and the Facility. See "Risk Factors -- Substantial Need for Liquidity to Fund Lending Activities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company's primary sources of funds are described below.

 Lines of Credit

  A portion of the Company's cash requirements is currently funded through the Warehouse Line and the Facility, its two credit facilities with FFC. The Warehouse Line provides a revolving credit facility which permits the Company to borrow up to $300 million (which will be reduced to $250 million in October
1998) solely for the purpose of purchasing, originating or financing loans. Each loan funded by the Company through the Warehouse Line is treated as collateral for the Company's borrowings under the Warehouse Line. Proceeds under the Warehouse Line and the Facility may be used by the Company to make permanent loans and construction loans in certain approved franchise concepts, provided that each such loan conforms with the guidelines contained in the Company's underwriting manual, is processed in accordance with Company's processing manual and is documented using certain standard loan documentation. The Company's borrowings under the Warehouse Line and the Facility may be used to purchase, originate or finance other types of loans only as approved by FFC on a case-by-case basis. The Company may borrow up to 95% of the initial principal balance of a permanent loan or up to 100% of a construction loan under the Warehouse Line. The Company may use the Facility to fund the remaining 5% of the principal balance of a permanent loan.

  The Company pays interest to FFC on its borrowings under the Warehouse Line at a rate equal to LIBOR plus (i) 3.50% per annum for each construction loan,
(ii) 2.75% per annum for each converted construction loan during the one year seasoning period immediately after store opening and (iii) 2.00% per annum for each permanent loan. The Company would be required to pay a higher rate of interest on any overdue payments. Under the terms of the Warehouse Line and the Facility, the Company is not required to pay commitment, usage or non-usage fees or points, and there are no restrictions on the amount of time a loan may remain outstanding, so long as the Company continues to hold the Loan.

  FFC generally has no recourse to the Company or its assets, other than loans, for payment of the amounts due under the Warehouse Line. In the event that no payment of principal or interest is made for a period of 90 days with respect to a loan made by the Company, FFC is entitled to foreclose on such loan. The Warehouse Line provides that in very limited circumstances, involving loss to FFC occasioned by willful misfeasance or false or misleading representations made in bad faith by the Company, FFC shall have full recourse to the Company and its assets for payments becoming due as a result of or accruing after such event. The Warehouse Line is scheduled to terminate, and all borrowings thereunder to become immediately due and payable, on December 31, 1999. The Company is currently negotiating additional warehouse lines of credit with a third party lender, but there can be no assurance that financing through borrowings in an amount sufficient to satisfy the Company's future cash requirements will be available on acceptable terms, if at all.

  Under the terms of the Facility, FFC will provide the Company with up to $20 million in revolving loans, to be used solely for one or more of the following purposes: (i) to fund no more than 15% of the principal amount of a loan, (ii) to support pricing on securitization or whole loan sales by the Company upon terms approved by

FFC ("Support Loans"), (iii) to pay for Company expenses up to an aggregate of $1 million and (iv) to fund any other use approved in writing by FFC. The Company pays FFC interest on its borrowings under the Facility at a rate equal to (i) the Applicable Treasury Rate (as defined therein) plus 7% per annum for all Support Loans and (ii) LIBOR plus 7.5% per annum for all other types of approved loans. The Company's obligations to FFC under the Facility are subordinated and junior in right of payment to its corresponding obligations to FFC under the Warehouse Line.


  The Facility also provides that the Company may not incur an aggregate amount of additional indebtedness in excess of $250,000 from third parties without FFC's consent. Further, under the terms of the Facility, the Company may not (i) pay dividends or make distributions on its equity securities, (ii) purchase, redeem, or retire its equity securities or (iii) make any distribution of assets, equity securities, obligations or other securities to any holder of its equity securities. Finally, the Company may be treated as having defaulted under the Facility in the event that Messrs. Elder and Brazy cease to be actively involved in the management of the Company. The Facility is scheduled to terminate as of December 31, 1999.

 Securitizations

  The Company currently originates all of its loans with the intention of securitizing them. The Company has completed two securitizations since 1995. The Company plans to effect quarterly securitizations beginning in the second quarter of 1998. There can be no assurance that the Company will be successful in completing securitizations on a quarterly basis or at all. See "Risk Factors -- Substantial Dependence on Securitizations." At the close of a securitization, the Company removes from its balance sheet the loans held for sale and adds to its balance sheet (i) the cash received and (ii) the estimated fair value of the retained interests in the loans sold that are held by a non-consolidated subsidiary of the Company. The excess of the cash received and assets retained over the carrying value of the loans sold, less transaction costs, equals the net gain on sale of the loans recorded by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Accounting for Gain on Sale of Loans; Retained Interests in Loans Sold."

  The following table sets forth securitization transactions involving loans originated and securitized by the Company:

                                              ORIGINAL   OUTSTANDING
                                              ISSUANCE    PRINCIPAL      CUMULATIVE
                                              PRINCIPAL   AMOUNT AT      LOSSES AT
            ISSUER             DATE ISSUED     AMOUNT   MARCH 31, 1998 MARCH 31, 1998
   ------------------------  ---------------- --------- -------------- --------------
                                                  (IN THOUSANDS)
   Video Franchise Capital
    Trust 1996-1...........  January 24, 1996  $22,415     $16,419         $ --
   Atherton Franchisee Loan
    Funding 1997-A LLC.....  March 14, 1997    $97,276     $92,457         $ --

  In addition, between 1993 and 1995, Messrs. Elder and Brazy structured three securitizations on behalf of entities other than the Company, in the aggregate principal amount of $187.6 million, relating to loans in the QSR and retail video franchise segments.

LOAN SERVICING AND CREDIT QUALITY

  The Company currently outsources the administrative aspects of servicing all loans it originates (securitized and warehoused) to a third-party servicer. Under its servicing contract with the Company, the servicer is paid a fee to perform the administrative functions such as collection of principal and interest payments, distribution of proceeds, monitoring of insurance requirements, distribution of late payment notices and record keeping. The Company retains a role as the servicing advisor in all of its transactions, for which it receives a substantial portion of the total servicing revenue. As servicing advisor, the Company maintains its relationships with borrowers and key franchisors and can ensure a high level of customer service. In addition, as servicing advisor, the Company participates in addressing any collection issues and workouts of troubled loans. The Company's cost of collections historically has not been material. There can be no assurance, however, that such costs will not become material in the future.

  At March 31, 1998, the Company had four loans to two borrowers, amounting to $2.3 million, or less than 1% of all loans held in the Company's servicing portfolio, more than 30 days delinquent. One of the Company's borrowers has declared bankruptcy with respect to one franchise property pledged as collateral for a loan extended by the Company in the amount of $267,000. From its inception in February 1995 through March 31, 1998, the Company had experienced no charge-offs.

INTEREST RATE RISK MANAGEMENT

  The Company's profitability may be adversely affected during any period of unexpected or rapid changes in interest rates. For example, in an inflationary economy, interest rates normally increase. A substantial and sustained increase in interest rates, whether due to inflation or otherwise, could adversely affect the Company's ability to originate loans. The Company's profitability may be directly affected by fluctuations in interest rates which affect the Company's ability to earn a spread between interest received on its loans held for sale and rates of interest paid by the Company on the Warehouse Line, the Facility and/or any other lines of credit. If prevailing interest rates rise, the Company may need to increase the required discount rate used in determining the value of its retained interests in securitizations, thus reducing the Company's gain on sale. In addition, the Company may be required to record an expense, reducing the carrying value (on a consolidated basis) of retained interests in prior loan securitizations.

  The Company's hedging strategy normally includes acquiring interest rate swaps in such amounts and maturities as to effectively hedge the interest rate volatility of its portfolio. The Company does not maintain uncovered or leveraged hedge positions. While the Company believes its hedging strategies are cost-effective and provide some protection against interest rate risks, there can be no assurance that the Company's hedging strategy will protect the Company from such risks. Further, the Company does not believe that hedging against interest rate risks associated with floating rate loans is cost-effective, and the Company does not utilize hedging transactions with respect to its floating rate loans.

  All of the Company's interest rate swaps are currently provided by Koch under an interest rate swap agreement. Koch, through its subsidiary FFC, holds a substantial equity interest in the Company and provides loans to the Company under the Warehouse Line and the Facility. As a result, the Company believes that Koch has a vested interest in protecting the Company from interest rate fluctuations by providing interest rate swaps. There can be no assurance, however, that FFC will retain its equity interest in the Company or continue to provide interest rate swaps or loans to the Company after the maturity date of the Warehouse Line and the Facility. To the extent that the Company is unable to obtain such swaps from Koch or another party, the Company will be exposed to a substantially increased risk of financial loss resulting from interest rate fluctuations. See "Risk Factors -- Significant Reliance on Relationship with Koch Industries" and "-- Interest Rate Fluctuations."

COMPETITION

  The Company faces intense competition in the business of originating and selling loans. Competitors in the financial services business include commercial banks, thrift institutions, diversified finance companies, asset-based lenders, specialty franchise finance companies and real estate investment trusts. Many of these competitors in the commercial finance business are substantially larger and have considerably greater financial, technical and marketing resources than the Company. Competition can take many forms, including convenience to customers in obtaining loans, customer service, marketing and distribution channels, amount and term of loans and interest rates. See "Risk Factors -- Competition."

REGULATION

 General

  Certain aspects of the Company's business are subject to regulation and supervision at both the federal and state levels. Regulated matters include loan origination, credit activities, maximum interest rates and finance and other charges, disclosure to customers, collection, foreclosure, repossession and claims handling procedures utilized by the Company, multiple qualification and licensing requirements for doing business in various jurisdictions and other trade practices. The Company is required to maintain commercial lending licenses in certain states in order to originate loans. The inability of the Company to obtain, maintain or renew such licenses would have a material adverse effect on the Company's business, financial condition and results of operations. The laws, rules and regulations applicable to the Company are subject to modification and change. There can be no assurance that other laws, rules or regulations applicable to the Company will not be adopted in the future, which could make compliance more difficult or expensive, restrict the Company's ability to originate or sell loans, limit the amount of interest and other charges earned on loans originated or sold by the Company, or otherwise adversely affect the business or prospects of the Company.

  Contamination by hazardous substances of real property securing the Company's loans may give rise to a lien on such property to assure payment of the cost of clean-up or, in certain circumstances, subject the Company to liability. Such contamination may also reduce the value of the property. Under the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") and the laws of some states, a lender may become liable for cleanup of a property and adjacent properties that are contaminated by releases from the property if the lender engages in certain activities. See "Risk Factors -- Loan Underwriting and Credit Quality Risks -- Environmental Liability."

 Environmental Laws Affecting Borrowers in Specific Segments

  The operation and management of franchise businesses may subject the Company's franchise borrowers, particularly in the area of retail energy business, to regulation and potential liabilities with respect to the use and storage of hazardous materials. In addition, borrowers may be required to obtain various environmental permits and licenses in connection with their operations and activities and comply with various health and safety regulations adopted by federal, state, local and foreign authorities governing the use and storage of such hazardous materials. Under various federal, state, local and foreign laws, ordinances and regulations, various categories of persons, including owners, operators or managers of real property, may be liable for the costs of investigation, removal and remediation of hazardous substances that are or have been released on or in their property even if such releases were by former owners or occupants. In addition, any liability of borrowers for assessment and remediation activities in connection with releases into the environment of gasoline or other regulated substances from USTs or otherwise at such borrowers' gasoline facilities could adversely impact such borrowers' ability to repay their loans from the Company or the value of any pledged collateral.

  Historically, a major impediment to lending to RGOs was the risk of environmental liability. Recently, insurance companies have been issuing policies to secured lenders to cover certain of these risks. The Company requires that such environmental insurance be obtained with respect to certain environmental costs and liabilities. There can be no assurance that such policies will cover all such environmental costs or will remain available in the future.

EMPLOYEES

  At March 31, 1998, the Company employed 37 persons. None of the Company's employees is subject to a collective bargaining agreement. The Company believes that its relations with its employees are good.

PROPERTIES

  The Company's executive and administrative offices are located at 1001 Bayhill Drive, Suite 155, San Bruno, California 94066, and consist of approximately 9,400 square feet. The lease on the premises expires on October 31, 2003, and the current annual rent is approximately $262,000.

  The Company also leases space for its other offices. These facilities are executive suite type leases, with an annual aggregate base rental of approximately $87,000. These leases are generally short-term, but vary as to duration and rent escalation provisions.

LEGAL PROCEEDINGS

  The Company occasionally becomes involved in litigation arising from the normal course of its business. Management believes that any liability with respect to pending legal actions, individually or in the aggregate, will not have a material adverse effect on the Company's business, financial condition or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information regarding the executive officers and directors of the Company as of June 1, 1998:

   NAME                    AGE POSITION
   ----                    --- --------
   David L. Elder........   51 Chief Executive Officer and Director
   Arthur P. Brazy, Jr...   39 President and Director
   Mark H. McGourty......   41 Senior Vice President and Chief Financial Officer
   Richard L. Meiklejohn.   48 Senior Vice President, Loan Originations
   Jeffrey R. Thompson...   37 Director
   Richard A. Doppelt ...   43 Director

  David L. Elder. Mr. Elder co-founded the Company with Mr. Brazy in March 1997, was its President from March 1997 to September 1997, and has served since that date as Chief Executive Officer and a director of the Company. Mr. Elder has been President of TAG, a stockholder of the Company, since its inception in 1989. TAG was the general partner of ACP, the Company's predecessor, from February 1995 to March 1997. From April 1987 to December 1989, Mr. Elder was an Executive Vice President of Drexel Burnham Realty and directed its west coast real estate investment banking group. From February 1980 to March 1987, Mr. Elder served in a number of positions relating to real estate investment, management and acquisitions at Landsing Property Corporation. Mr. Elder received a B.S. degree in economics from Oklahoma State University and an M.B.A. from the Graduate School of Business at Stanford University.

  Arthur P. Brazy, Jr. Mr. Brazy co-founded the Company with Mr. Elder in March 1997, was its Executive Vice President from March 1997 to September 1997, and currently serves as its President and a director. Mr. Brazy served as Executive Vice President of TAG, the general partner of ACP, the Company's predecessor, from February 1995 to March 1997. From January 1992 to February 1995, Mr. Brazy worked with Mr. Elder and TAG in developing and structuring various franchise loan securitization transactions. In March 1991, Mr. Brazy co-founded Franchise Mortgage Acceptance Co., L.P. ("FMAC"). Before co-founding FMAC, Mr. Brazy was a Vice President in the Investment and Finance Group of Eastdil Realty, a diversified real estate investment bank co-owned by Nomura Securities. Mr. Brazy received a B.S. degree in economics from the California Institute of Technology and an M.B.A. from the Graduate School of Business at Stanford University. Mr. Brazy pursued further graduate studies as a fellow at Oxford University.

  Mark H. McGourty. Mr. McGourty has served as a Senior Vice President and Chief Financial Officer of the Company since its inception in March 1997. Mr. McGourty served in the same position at TAG from July 1996 to March 1997, and was Vice President of Finance of TAG from December 1995 to July 1996. From February 1995 to December 1995, Mr. McGourty served as Vice President of Operations for Deepa Textiles, a textile design firm. Mr. McGourty was a co-founder and served as Chief Executive Officer of Brokers Acceptance Corporation, a residential mortgage lender, from July 1993 to January 1995. From December 1985 to June 1993, Mr. McGourty served in various positions, including Senior Vice President, Chief Financial Officer and a director, of First California Mortgage Company, a residential mortgage lender. Mr. McGourty served as a Vice President and Controller of The Associates, a commercial and consumer finance company, from December 1982 to December 1985, and as a Senior Auditor at Ernst & Young from August 1979 to December 1982. Mr. McGourty received a B.S. degree in business administration from the University of California, Berkeley.

  Richard L. Meiklejohn. Mr. Meiklejohn has served as Senior Vice President, Loan Originations of the Company since joining the Company in September 1997. From June 1987 to September 1997, Mr. Meiklejohn served in various capacities in the marketing and credit departments at Citicorp North America, Inc., most recently as Marketing Manager-Franchise Finance. Mr. Meiklejohn was Vice President of Middle Market Lending at Commercial Center Bank from October 1982 to June 1987, and held various positions at Royal Bank of Canada from 1975 to 1982. Mr. Meiklejohn received a Bachelor of Commerce degree, with honors, from Queen's University, Ontario, Canada.

  Jeffrey R. Thompson. Mr. Thompson has been a director of the Company since March 1997. Mr. Thompson has served in various capacities with Koch since June 1992 and is currently Senior Vice President, Capital Services. Mr. Thompson also serves on the boards of directors of various entities affiliated with Koch. Mr. Thompson received B.S. degrees in both Business Administration and Accounting from the University of Kansas.

  Richard A. Doppelt. Mr. Doppelt has been a director of the Company since June 1998. Mr. Doppelt has been a member of Allstate Private Equity, a division of Allstate Insurance Company, since August 1987 and is currently a Director of Allstate Private Equity. Previously, Mr. Doppelt was a corporate attorney associated with the law firm of Morrison & Foerster. Mr. Doppelt is currently a director of Sunrise Assisted Living, a company providing assisted living services to the elderly, and of Factory Card Outlet, a specialty retail chain for greeting cards, party goods and related merchandise. Mr. Doppelt received a B.S. degree in business administration from the University of California, Berkeley, a J.D. from Harvard Law School, and an M.B.A. from the Graduate School of Business at Stanford University.

  Executive officers of the Company are appointed by the Board of Directors and serve at the discretion of the Board. There are no family relationships among any of the directors or executive officers of the Company.

BOARD COMPOSITION

  Directors of the Company are currently elected annually by its stockholders to serve during the ensuing year or until their respective successors are duly elected and qualified. Pursuant to the Stockholders Agreement among the Principal Stockholders, for so long as FFC (i) owns at least 15% of the Company's outstanding Common Stock on a fully diluted basis and (ii) continues to lend to the Company under the Warehouse Line, the Principal Stockholders have agreed to elect one FFC nominee to the Company's Board of Directors.
Mr. Thompson is currently serving on the Company's Board of Directors as the nominee of FFC. The Company's Board of Directors currently has one vacancy, which the Company's Bylaws authorize the Board of Directors to fill. The Company intends to appoint one person who is not an officer or employee of the Company to the Board of Directors within 90 days after consummation of this Offering and is required to do so to maintain its listing on the Nasdaq National Market. In the event the Company does not add such independent director within 90 days following the Offering, the Company could be delisted from the Nasdaq National Market, which could have an adverse effect on the liquidity and price of the Company's Common Stock.

BOARD COMMITTEES

  The Board of Directors currently has no committees. In connection with the Offering, the Company intends to appoint an Audit Committee and a Compensation Committee.

  The Audit Committee will be comprised of Mr. Doppelt and one other independent director to be appointed after the Offering. The Audit Committee will review and, as it deems appropriate, recommend to the Board of Directors the internal accounting and financial controls for the Company and the accounting principles and auditing practices and procedures to be employed in preparation and review of the financial statements of the Company. The Audit Committee will make recommendations to the Board concerning the engagement of independent public accountants and the scope of the audit to be undertaken by such accountants.

  The Compensation Committee will be comprised of Mr. Doppelt and one other independent director to be appointed after the Offering. The Compensation Committee will review and, as it deems appropriate, recommend to the Board of Directors policies, practices and procedures relating to the compensation of officers and other managerial employees and the establishment and administration of employee benefit plans. The Committee will exercise all authority under the Company's employee equity incentive plans and advise and consult with the officers of the Company as may be requested regarding managerial personnel policies.

DIRECTOR COMPENSATION

  Effective upon consummation of this Offering, the Company's directors who are not officers or employees of the Company or nominees of FFC will be paid an annual retainer of $12,000 and a fee of $1,000 for each meeting of the Board of Directors or of a committee of the Board attended by such independent director. See "-- 1997 Stock Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to this Offering, the Company did not have a Compensation Committee, and decisions concerning executive officer compensation were deliberated upon by the Board of Directors. Messrs. Elder and Brazy, directors and executive officers of the Company, served as directors and executive officers of Net Capital Incorporated during 1998. The Boards of Directors of the Company and Net Capital Incorporated did not have compensation committees and all of the directors on each board participated in compensation decisions.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

  Section 102 of the DGCL authorizes a Delaware corporation to include a provision in its certificate of incorporation limiting or eliminating the personal liability of its directors to the corporation and its stockholders for monetary damages for breach of the directors fiduciary duty of care. The duty of care generally requires that, when acting on behalf of the corporation, directors' exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by such provision, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although Section 102 of the DGCL does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Company's Certificate of Incorporation and Bylaws include provisions which limit or eliminate the personal liability of its directors to the fullest extent permitted by Section 102 of the DGCL. Consequently, a director or officer will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for (i) any breach of the directors duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, and (iv) any transaction from which the director derived an improper personal benefit.

  The Company's Certificate of Incorporation and Bylaws provide that the Company will indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such persons testator or intestate is or was a director, officer or employee of the Company or serves or served at the request of the Company as a director, officer or employee. The Certificate of Incorporation and Bylaws provide that expenses, including attorneys' fees, incurred by any such person in defending any such action, suit or proceeding will be paid or reimbursed by the Company promptly upon receipt by it of an undertaking of such person to repay such expenses if it is ultimately determined that such person is not entitled to be indemnified by the Company.

  The Company intends to enter into agreements to indemnify its directors and executive officers, in addition to indemnification provided for in the Company's Certificate of Incorporation and Bylaws. In these agreements, the Company, among other things, will agree to indemnify the Company's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such persons services as a director or executive officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. In addition, the Company has obtained directors' and officers' insurance providing indemnification for certain of the Company's directors, officers and employees for certain liabilities. The Company believes that these indemnification provisions and agreements are necessary to attract and retain qualified directors and officers.

  The limited liability and indemnification provisions in the Company's Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty (including breaches resulting from grossly negligent conduct) and may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and it stockholders. Furthermore, a stockholder's investment in the Company may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers of the Company pursuant to the indemnification provisions in the Company's Certificate of Incorporation and Bylaws. The limited liability provisions in the Certificate of Incorporation and Bylaws will not limit the liability of directors or officers under federal securities laws.

  At present, there is no pending litigation or proceeding involving any director, officer or employee of the Company where indemnification is expected to be required or permitted, and the Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION

  The following table sets forth information concerning the compensation paid during the year ended December 31, 1997 to the Company's Chief Executive Officer and each of the Company's other most highly compensated executive officers for services rendered to the Company during the fiscal year ended December 31, 1997 (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                      LONG-TERM
                             ANNUAL COMPENSATION     COMPENSATION
                             --------------------    ------------
                                                      SECURITIES
      NAME AND PRINCIPAL                              UNDERLYING     ALL OTHER
           POSITION          SALARY ($) BONUS ($)    OPTIONS (#)  COMPENSATION ($)
      ------------------     ---------- ---------    ------------ ----------------
   David L. Elder .........   220,004     75,000           --          7,200 (1)
    Chief Executive Officer
   Arthur P. Brazy, Jr.....   198,000     75,000           --          7,450 (1)
    President
   Mark H. McGourty........   166,700    212,500 (2)   745,380         4,800 (1)
    Senior Vice President
     and Chief Financial
     Officer
   Richard L. Meiklejohn
    (3)....................    78,750         --       372,690         1,408(4)
    Senior Vice President,
     Loan Originations

--------
(1) Represents car allowances.
(2) Includes bonus paid in 1997 of $87,500 and bonus accrued in 1997 and paid on January 15, 1998 of $125,000.
(3) Mr. Meiklejohn joined the Company in September 1997.
(4) In connection with Mr. Meiklejohn's employment, the Company agreed to provide Mr. Meiklejohn with an interest-free loan of $100,000 to be used for the purchase of a residence. The loan will be forgiven over a period of four years. As of December 31, 1997, Mr. Meiklejohn had not borrowed such amount.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth certain information concerning stock options granted to the Named Executive Officers during the fiscal year ended December 31, 1997:

               OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 1997

                                           INDIVIDUAL GRANTS
                            ------------------------------------------------
                                                                             POTENTIAL REALIZABLE
                                        % OF TOTAL                             VALUE AT ASSUMED
                             NUMBER OF   OPTIONS                             ANNUAL RATES OF STOCK
                            SECURITIES  GRANTED TO                            PRICE APPRECIATION
                            UNDERLYING  EMPLOYEES                             FOR OPTION TERM (3)
                              OPTIONS    IN 1997   EXERCISE PRICE EXPIRATION ----------------------
             NAME           GRANTED (1)    (2)       PER SHARE       DATE      5% ($)    10% ($)
   ------------------------ ----------- ---------- -------------- ---------- ---------- -----------
   David L. Elder..........       --       --            --            --           --         --
   Arthur P. Brazy, Jr.....       --       --            --            --           --         --
   Mark H. McGourty........   745,380       46.2%      $1.43       9/30/07      $   --     $   --
   Richard L. Meiklejohn...   372,690       23.1%      $1.43       9/30/07      $   --     $   --

--------
(1) The options in this table are incentive stock options granted under the 1997 Stock Plan and vest over four years, except that the vesting of Mr. McGourty's options may be accelerated in certain circumstances involving a change of control.
(2) In 1997, the Company granted employees options to purchase an aggregate of 1,614,987 shares of Common Stock.
(3) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), shown are the gains or "option spreads" that would exist for the respective options granted. These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed annual compound rates of stock price appreciation are mandated by the rules of the Commission and do not represent the Company's estimate or projection of future Common Stock prices.

    AGGREGATED OPTION EXERCISES IN 1997 AND DECEMBER 31, 1997 OPTION VALUES

                               NUMBER OF SECURITIES
                                    UNDERLYING           VALUE OF UNEXERCISED
                                UNEXERCISED OPTIONS     IN-THE-MONEY OPTIONS AT
                               AT DECEMBER 31, 1997      DECEMBER 31, 1997 (1)
                             ------------------------- -------------------------
             NAME            EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
             ----            ----------- ------------- ----------- -------------
   David L. Elder...........     --             --         --             --
   Arthur P. Brazy, Jr......     --             --         --             --
   Mark H. McGourty.........     --         745,380        --        $909,364
   Richard L. Meiklejohn....     --         372,690        --        $454,682

--------
(1) Based on the fair market value of $2.65 per share as of December 31, 1997 as determined by the Company's Board of Directors, less the exercise price per share.

  No Named Executive Officer exercised any options during the fiscal year ended December 31, 1997.

1997 STOCK PLAN

  The Company's 1997 Stock Plan was approved by the Board of Directors and the stockholders of the Company in October 1997, and the Company intends to amend and restate the 1997 Plan prior to the Offering (as amended, the "1997 Stock Plan"). The 1997 Stock Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees (including officers and employee directors) and for the grant of nonstatutory stock options and stock purchase rights ("SPRs") to employees, directors and consultants. A total of 2,323,100 shares of Common Stock are currently reserved for issuance pursuant to the 1997 Stock Plan. Unless terminated sooner, the 1997 Stock

Plan will terminate automatically in October 2007. As of March 31, 1998, there were options to purchase an aggregate of 1,614,987 shares of Common Stock at a weighted average exercise price of $1.43 per share outstanding under the 1997 Stock Plan.

  The 1997 Stock Plan may be administered by the Board of Directors or a committee of the Board of Directors (as applicable, the "Administrator"). The Administrator has the power to determine the terms of the options or SPRs granted, including the exercise price of the option or SPR, the number of shares subject to each option or SPR, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Board of Directors has the authority to amend, alter, suspend or terminate the 1997 Stock Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option or SPR previously granted under the 1997 Stock Plan without the consent of the affected shareholder.

  Options and SPRs granted under the 1997 Stock Plan are not generally transferable by the optionee, and each option and SPR is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1997 Stock Plan that are vested must generally be exercised within three months after the end of the optionee's status as an employee, director or consultant of the Company, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term. SPRs will be exercisable pursuant to a restricted stock purchase agreement (each, a "Restricted Stock Purchase Agreement"). Unless the Administrator determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchasers employment with the Company for any reason (including death or disability). The purchase price for shares repurchased pursuant to a Restricted Stock Purchase Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Administrator.

  The exercise price of all incentive stock options granted under the 1997 Stock Plan as determined by the Administrator must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the 1997 Stock Plan is determined by the Administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must at least be equal to the fair market value of the Common Stock on the date of grant. With respect to any participant who owns stock representing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive or nonstatutory stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive or nonstatutory stock option must not exceed five years. The term of all other options granted under the 1997 Stock Plan may not exceed ten years. Until shares of Common Stock are issued upon exercise of options or SPRs, optionees have no right to vote or receive dividends or any other rights as stockholders by virtue of their having been granted options. Once the option or SPR has been exercised, the purchaser shall have all rights of a stockholder.

  The 1997 Stock Plan provides that in the event of a merger of the Company with or into another corporation, or a sale of all or substantially all of the Company's assets, each option and SPR shall be assumed or an equivalent option or SPR substituted for by the successor corporation.

  Section 162(m) of the Code may limit the Company's ability to deduct for United States federal income tax purposes compensation in excess of $1,000,000 paid to the Company's Chief Executive Officer and its four other most highly compensated executive officers in any one fiscal year. Certain grants of option or SPRs to employees under the 1997 Stock Plan will not be subject to the deduction limitation if such grants are approved by stockholders or are provided for in a plan that has been previously approved by stockholders. In order to preserve the Company's ability to deduct the compensation associated with options and SPRs granted to such persons, the 1997 Stock Plan, as approved by the Company's stockholders, provides that no employee may be
granted options and SPRs to purchase more than          shares of Common Stock
in any one fiscal year. Notwithstanding this
limit, however, in connection with an employee's initial employment, he or she
may be granted options or SPRs to purchase up to an additional          shares
of Common Stock.

EMPLOYEE STOCK PURCHASE PLAN

  Concurrently with the Offering, the Board of Directors intends to adopt an Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of shares of Common Stock. The Purchase Plan, which is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code, is administered by the Board of Directors or by a committee appointed by the Board. Employees of the Company are eligible to participate in the Purchase Plan if they are employed by the Company or a subsidiary of the Company designated by the Board for at least 20 hours per week and are customarily employed for more than five months in any calendar year. The Purchase Plan permits eligible employees to purchase Common Stock through
payroll deductions, which may not exceed   % of an employee's compensation,
subject to certain limitations. The Purchase Plan will be implemented in a series of consecutive offering periods, each of approximately 24 months duration. Offering periods will begin on the first trading day on or after
           and           each year and terminate on the last trading day in
the periods 24 months later. However, the first offering period shall be the
period of approximately     months commencing on the date upon which the
Company's registration statement pursuant to this Offering is declared effective by the Commission and terminating on the last trading day in the
period ending               , 2000. Each participant in the Purchase Plan will
be granted an option on the first day of the offering period and such option will be automatically exercised on the last trading date of each offering period. The purchase price of the Common Stock under the Purchase Plan will be equal to 85% of the lesser of the fair market value per share of Common Stock on the start date of the offering period or on the last day of the offering period. Employees may end their participation at any time, and participation ends automatically on termination of an employee's employment with the Company. The Purchase Plan will terminate ten years from the date of its adoption unless earlier terminated by the Board of Directors.

401(K) PLAN

  On July 1, 1997, the Company established a contributory retirement plan (the "401(k) Plan") for all full-time employees with at least three full months of service, which is designed to be tax deferred in accordance with the provisions of Section 401(k) of the Code. The 401(k) Plan provides that each participant may contribute up to 15% of his or her annual salary in an amount not to exceed $10,000 for the year ended December 31, 1998. Employees may elect to enroll in the plan on the first day of the fiscal quarter following their first three months of employment. Subject to the rules for maintaining the tax status of the 401(k) Plan, on an annual basis the Company may elect to make a discretionary contribution to the 401(k) Plan. In May 1998, the Company adopted a matching program for the 1998 plan year under which the Company will contribute 50% of the first 4% of salary contributed by a participant for the fiscal year ended December 31, 1998. Should an additional discretionary contribution be made, the contribution would first be allocated to those employees deferring salaries in excess of 4%. The additional contribution would be equal to 50% of any deferral in excess of 4% up to a maximum deferral of 8%. After this initial allocation, any remaining additional discretionary contribution would be allocated as a 50% match of contributions on the first 4% of the employee's deferral. There was no discretionary contribution made to the plan for the year ended December 31, 1997.

                             CERTAIN TRANSACTIONS

ARRANGEMENTS WITH KOCH

  Koch, through its wholly-owned subsidiary FFC, owns approximately 35% of the Company's outstanding Common Stock. After the Offering, Koch will continue to
own   % of the outstanding Common Stock (  % if the Underwriters' over-
allotment option is exercised in full). Jeffrey R. Thompson, the President of FFC and a Senior Vice President of Koch Capital Services, is a director of the Company. The Company and Koch have entered into various agreements and arrangements during the past three fiscal years as described below.

 Warehouse Line and Facility

  The Warehouse Line, entered into on January 8, 1997 by the Company and FFC, currently provides a revolving credit facility under which the Company may borrow up to $300 million (which amount will be reduced to $250 million in October 1998) at an interest rate of LIBOR plus 2.0-3.5% per annum on all of its borrowings thereunder. On January 8, 1997 the Company and FFC entered into the Facility, pursuant to which the Company may borrow up to $20 million through a revolving credit line at an interest rate equal to the Applicable Treasury Rate (as defined therein) or LIBOR plus 7.0-7.5% per annum. During the fiscal year ended December 31, 1997, the Company's aggregate interest payments to FFC under the Warehouse Line and the Facility totaled $6.3 million. The Warehouse Line and the Facility are scheduled to terminate, and all borrowings thereunder to become immediately due and payable, on December 31, 1999. See "Business -- Financing -- Lines of Credit."

 Interest Rate Swap Agreement

  On March 11, 1997 the Company and Koch entered into an interest rate swap agreement which governs the interest rate swap transactions regularly entered into by Koch and the Company. During the year ended December 31, 1997, Koch paid the Company an aggregate of $521,000 to settle swaps upon securitization of the loans hedged pursuant to the agreement. The Company included such amount in its gain on sale of loans recognized upon their securitization. In addition, the Company paid Koch an aggregate of $936,000 during the year ended December 31, 1997 to settle its swap position.

ARRANGEMENTS WITH PRINCIPAL STOCKHOLDERS AND TAG

 Formation of ACP

  Prior to the formation of ACP in February 1995, Messrs. Elder and Brazy completed the following securitizations (the "Securitizations") on behalf of entities other than the Company: (i) Video Franchise Capital Trust 1993-1 ("Video 1993"), (ii) Video Franchise Capital Trust 1994-1 ("Video 1994") and
(iii) Atherton Franchise Capital Trust I-1994 ("AFCT 1994"). In the documents governing the Securitizations, TAG was named as the servicing advisor for the Securitizations. TAG subsequently assigned certain of its rights to receive servicing advisor fees to Messrs. Elder and Brazy as compensation for services performed. In connection with the formation of ACP in February 1995, the partners of ACP, including TAG and Messrs. Elder and Brazy, contributed and sold their rights to receive the servicing advisor fees for the Securitizations to ACP. The interests contributed and sold by each partner to ACP, and the consideration paid by ACP to each partner in exchange for such interests, are as follows:

    TAG contributed to ACP its right to receive 65.84% of the servicing advisor fees for Video 1994, and in exchange for such right ACP (i) agreed to perform TAG's duties as servicing advisor for Video 1993, Video 1994 and AFCT 1994 and (ii) distributed a 1% general partner interest in ACP to TAG. Mr. Elder contributed to ACP his rights to receive (i) 25.12% of the servicing advisor fees for Video 1993, (ii) 34.16% of the servicing advisor fees for Video 1994 and (iii) 100% of the servicing advisor fees for AFCT 1994. In exchange for the rights contributed and sold to it by Mr. Elder, ACP (i) distributed a 50% limited partner interest in ACP to Mr. Elder and
  (ii) paid Mr. Elder an aggregate of $163,719 in cash. Mr. Brazy contributed to ACP his right to receive 74.88% of the servicing advisor fees for Video 1993, and in exchange for such right, ACP (i) distributed a 34% limited partner interest in ACP to Mr. Brazy and (ii) paid Mr. Brazy an aggregate of $97,691 in cash.

  Although ACP has agreed to perform TAG's duties as servicing advisor for the Securitizations, TAG remains obligated under the documents governing the Securitizations to perform such duties. The Company has acted as servicing advisor for the Securitizations since February 1995, and during the period from February 1995 through March 31, 1998, the Company received an aggregate of approximately $557,000 in servicing advisor fees for the Securitizations.

 Incorporation and Exchange Agreement

  Pursuant to an Incorporation and Exchange Agreement dated March 11, 1997, the Company purchased all the assets and assumed all the liabilities of ACP, in exchange for 20,000,000 shares of the Company's Common Stock. Pursuant to an agreement among ACP and its partners dated March 10, 1997, the shares of Common Stock received by ACP pursuant to the Incorporation and Exchange Agreement were distributed to ACP's partners as follows:

   PARTNER                                                               PERCENT
   -------                                                               -------
   TAG..................................................................   1.00%
   David L. Elder.......................................................  44.75%
   Arthur P. Brazy, Jr..................................................  29.75%
   FFC..................................................................  24.50%

Following the distribution, ACP was dissolved.

 Common Stock Subscription Agreement

  Pursuant to a Common Stock Subscription Agreement dated March 11, 1997, FFC purchased from the Company 3,231,000 shares of the Company's Common Stock at a price of $1.08 per share in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

 Stockholders' Agreement

  On March 11, 1997 the Company, Mr. Elder, Mr. Brazy, TAG and FFC (the "Principal Stockholders") entered into a stockholders' agreement (the "Stockholders' Agreement") whereby the Principal Stockholders agreed to certain rights, restrictions and obligations with respect to their securities of the Company, as provided therein. Among other things, the Stockholders' Agreement (i) provides the Principal Stockholders with certain standard registration rights, (ii) provides FFC with a seat on the Company's Board of Directors so long as certain conditions are satisfied, and (iii) limits the ability of FFC to solicit employees, officers and directors of the Company for employment, as well as the ability of Messrs. Brazy and Elder to solicit employees, officers and directors of the Company or Koch for employment for as long as each such Principal Stockholder holds an equity interest in the Company and for a period of one year thereafter.

 Loan Originations

  During the period from the Company's incorporation in March 1997 to December 31, 1997, for an administrative convenience, TAG originated approximately $12 million of loans which were transferred concurrently with their origination to the Company. TAG no longer originates any loans for the Company.

LOAN TO ATHERTON FRANCHISE CAPITAL, L.P.

  On February 14, 1995, ACP made an unsecured loan of $310,581 bearing interest at 10% per annum to Atherton Franchise Capital, L.P., a limited partnership controlled by Mr. Elder. The note was paid in full in 1997.

RELATIONSHIP WITH NET CAPITAL INCORPORATED

  In February 1998, Messrs. Elder and Brazy formed Net Capital Incorporated, a Delaware corporation ("Net Capital") based in San Diego, to engage in the business of real estate lending. Net Capital is owned by Messrs. Elder and Brazy, each of whom are also members of its board of directors. Messrs. Elder and Brazy are not officers of Net Capital, do not provide any substantial services to Net Capital and have informed the Company that they do not currently intend to provide any additional services to Net Capital in the future. If either of Mr. Elder or Mr. Brazy were to decide to provide additional services to Net Capital, the amount of his time devoted to the Company's business would be reduced.

  The Company currently holds real estate loans for sale, certain of which were brokered to the Company by Net Capital. As of March 31, 1998, the Company had accrued brokerage fees payable to Net Capital of approximately $62,000 in connection with loans brokered to the Company by Net Capital. Net Capital may in the future broker real estate loans to the Company, for which it will receive market compensation. In addition, the Company may sell these loans or other real estate loans it may originate in the future to Net Capital. Any such sales would be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth the beneficial ownership of the Company's Common Stock as of June 1, 1998, by (i) each director of the Company, (ii) each of the Named Executive Officers, (iii) each person known to the Company to be beneficial owner of more than 5% of the Common Stock and (iv) all directors and executive officers of the Company as a group.

                                                        PERCENTAGE OF SHARES
                                          NUMBER OF      BENEFICIALLY OWNED
                                            SHARES    -------------------------
                                         BENEFICIALLY   PRIOR TO      AFTER
NAME (1)                                  OWNED (2)   OFFERING (2) OFFERING (3)
--------                                 ------------ ------------ ------------
David L. Elder (4)......................   9,150,000      39.4%
Arthur P. Brazy, Jr.....................   5,950,000      25.6
Mark H. McGourty........................          --        --
Richard L. Meiklejohn...................          --        --
Jeffrey R. Thompson (5).................   8,131,000      35.0
c/o Koch Industries, Inc.
 4111 East 37th Street North
 Wichita, KS 67201
Richard A. Doppelt......................          --        --
Franchise Finance Corp. (6).............   8,131,000      35.0
 4111 East 37th Street North
 Wichita, KS 67201
All executive officers and directors as
 a group (6 persons)....................  23,231,000     100.0%

--------
 *Less than one percent
(1) Except as set forth herein, the address of the stockholders is c/o Atherton Capital Incorporated, 1001 Bayhill Drive, Suite 155, San Bruno, California 94066.
(2) The number and percentage of shares beneficially owned are based on 23,231,000 shares of Common Stock outstanding as of June 1, 1998. Beneficial ownership is determined in accordance with the rules and regulations of the Commission. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of June 1, 1998 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, such persons have sole voting and investment power with respect to all shares of the Company's Common Stock shown as beneficially owned by them.
(3) Certain stockholders have granted the Underwriters an option to purchase additional shares to cover over-allotments, if any. If such option is
    exercised in full,      would sell      shares and      would then hold
         shares ( . %);       would sell      shares and      would then hold
          shares ( . %); and      would sell      shares and would then hold
         shares (  %).
(4) Includes 8,950,000 shares of Common Stock owned by the Elder Family Trust, of which Mr. Elder and his wife are the trustees and beneficiaries. Also includes 200,000 shares of Common Stock owned by TAG, of which Mr. Elder is the sole stockholder.
(5) Consists of shares of Common Stock owned by FFC, of which Mr. Thompson is the President.
(6) FFC is a wholly-owned subsidiary of Koch.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary of certain provisions of the Company's capital stock describes all material provisions of the Company's Certificate of Incorporation and Bylaws. This summary, however, does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part and by the provisions of applicable law. See "Available Information."

  As of March 31, 1998, the total amount of authorized capital stock of the Company was 30,000,000 shares, consisting of 30,000,000 shares of Common Stock, par value $0.001 per share. Upon the consummation of the Offering, the Company's authorized capital stock will consist of 30,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share (the "Preferred Stock"). Upon consummation of this
Offering,           shares of Common Stock and no shares of Preferred Stock
will be issued and outstanding.

COMMON STOCK

  The issued and outstanding shares of Common Stock are, and the shares of Common Stock being offered by the Company will be upon payment therefor, validly issued, fully paid and nonassessable. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders, including election of directors. There is no cumulative voting in the election of directors.

PREFERRED STOCK

  The Company's Certificate of Incorporation provides that the Preferred Stock may be issued by the Company in one or more series and that the Board of Directors has the authority, without further action by the stockholders, to fix the rights, designations, preferences, qualifications and restrictions thereof, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the Common Stock. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders would receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the Common Stock. The issuance of Preferred Stock may also have the effect of delaying, deterring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

  After this offering, the holders of 23,231,000 shares of Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of an agreement between the Company and such holders, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other securityholders exercising registration rights, the holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein; provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in such registration. In addition, the securityholders benefiting from these rights may require the Company, beginning twenty-four months after the date of this Prospectus, on not more than two occasions with respect to any initiating securityholder, to file a registration statement under the Securities Act with respect to such shares, and the Company is required to effect such registration, subject to certain conditions and limitations. Registration of such shares under the Securities Act would result in such shares becoming fully tradeable and could have an adverse effect on the market price for the Company's Common Stock.

CERTAIN ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

  General. Certain provisions of the DGCL and the Company's Certificate of Incorporation and Bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. These provisions of Delaware law and the Certificate of Incorporation and Bylaws may also have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change of control of the Company (including unsolicited takeover attempts), even though such a transaction may offer the Company's stockholders the opportunity to sell their stock at a price above the prevailing market price.

  Delaware Takeover Statute. Following consummation of this Offering, the Company will be subject to the "business combination" provisions of Section 203 of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by
(a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" is defined to include, among other items, mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporations voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

  Certificate of Incorporation and Bylaws. The Company's Certificate of Incorporation and Bylaws provide that any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be taken by a consent in writing by stockholders. The Company's Certificate of Incorporation provides that special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President of the Company. The Company's Bylaws also require advance written notice by a stockholder of a proposal or director nomination which such stockholder desires to present at an annual meeting of stockholders. These provisions could have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President of the Company for consideration of such proposal. A vote of the holders of two-thirds of the Company's outstanding Common Stock is required to amend certain provisions of the Amended and Restated Certificate of Incorporation.

  The Company's Bylaws provide that the authorized number of directors may be changed by an amendment to the Certificate of Incorporation. The Company's Certificate of Incorporation does not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the Board of Directors and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of the Company.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Company's Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the DGCL. In addition, the Certificate of Incorporation and Bylaws provide that the Company shall indemnify directors and officers of the Company to the fullest extent permitted by Delaware law. The Company plans to enter into indemnification agreements with its directors and executive officers which provide such persons indemnification protection in the event the Certificate of Incorporation is subsequently amended. See "Management -- Limitation on Liability and Indemnification Matters."

TRANSFER AGENT AND REGISTRAR

  Prior to the Offering, the Company intends to appoint a transfer agent and registrar for the Company's Common Stock.

LISTING

  Application has been made to have the Common Stock accepted for quotation on the Nasdaq National Market under the symbol "ATHR."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this Offering, there has been no public market for the Common Stock of the Company. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock.

  Upon consummation of this Offering, the Company will have           shares
of Common Stock outstanding (based on shares outstanding at March 31, 1998 and assuming no exercise of outstanding options or the Underwriters' over-
allotment option). Of these shares, the            shares of Common Stock
(          shares if the Underwriters' over-allotment option is exercised in full) sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company as defined in Rule 144 under the Securities Act. The remaining 23,231,000 shares of Common Stock held by existing stockholders are "restricted securities" as defined in Rule 144. Restricted Securities may not be sold in the public market in the absence of registration under the Securities Act or pursuant to an exemption from registration, including the exemption provided by Rule 144 under the Securities Act.

  In general, under Rule 144, a person who has beneficially owned restricted shares for at least one year can sell, in any three-month period, that number of shares that does not exceed the greater of (i) one percent of the issuer's
then-outstanding shares of Common Stock (approximately                shares
immediately after the Offering) or (ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain manner of sale limitations, notice requirements and the availability of current public information about the issuer. In addition, pursuant to Rule 144(k), a person who is not deemed an "affiliate" at any time during the three months preceding a sale, and who has beneficially owned his or her shares for at least two years, can sell such shares under Rule 144(k) without regard to the limitations described above.

  Subject to lock-up agreements, no shares will be eligible for sale as of the date of this Prospectus and 23,231,000 shares will be eligible for sale, subject to certain restrictions pursuant to Rule 144, beginning 180 days after the date of this Prospectus.

  As of March 31, 1998, options to purchase 1,614,987 shares of Common Stock were outstanding, none of which were then exercisable. The Company intends to file a Form S-8 registration statement under the Securities Act within 90 days after the date of this Prospectus to register 2,323,100 shares of Common Stock
reserved for issuance under the Company's 1997 Stock plan and       shares of
Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing. See "Management --
 1997 Stock Plan" and "-- Employee Stock Purchase Plan."

  After this Offering, the holders of 23,231,000 shares of Common Stock are entitled to certain registration rights with respect to such shares. If such registration rights are exercised, the shares can be sold without sales volume limitations. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. See "Description of Capital Stock -- Registration Rights of Certain Holders."

  Notwithstanding the foregoing, in connection with this Offering, the Company, and each of the Company's directors, executive officers and other stockholders have agreed that they will not sell any Common Stock without the prior consent of Piper Jaffray Inc. for a period of 180 days after the date of this Prospectus. See "Underwriting."

                                 UNDERWRITING

  The Company has entered into a Purchase Agreement (the "Purchase Agreement") with the underwriters named below (the "Underwriters"), for whom Piper Jaffray Inc. and PaineWebber Incorporated are acting as representatives (the "Representatives"). Subject to the terms and conditions set forth in the Purchase Agreement, the Company has agreed to sell to the Underwriters, and each of the Underwriters have severally agreed to purchase, the number of shares of Common Stock set forth opposite each Underwriter's name in the table below.

                                                                       NUMBER OF
     UNDERWRITER                                                        SHARES
     -----------                                                       ---------
   Piper Jaffray Inc..................................................
   PaineWebber Incorporated...........................................
                                                                          ---
     Total............................................................
                                                                          ===

  Subject to the terms and conditions of the Purchase Agreement, the Underwriters have agreed to purchase all of the Common Stock being sold pursuant to the Purchase Agreement, if any is purchased (excluding shares covered by the over-allotment option granted therein). In the event of a default by any Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or decreased or, in certain instances, the Purchase Agreement may be terminated.

  The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public at the Price to Public set forth on the cover page of this Prospectus and to certain dealers
at such price less a concession of not in excess of $   per share.
Additionally, the Underwriters may allow, and such dealers may reallow, a
concession not in excess of $   per share to certain other dealers. After the
Offering, the initial public offering price and the other selling terms may be changed by the Underwriters.

  The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable by the Representatives within 30 days after the date of
the Purchase Agreement, to purchase up to an additional    shares of Common
Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any of such additional shares pursuant to this option, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

  At the request of the Company, the Underwriters have reserved up to shares of Common Stock to be issued by the Company and offered hereby for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  In connection with this Offering, the Company, each of the Company's directors, executive officers and all other stockholders have agreed that they will not sell any Common Stock without the prior consent of Piper Jaffray Inc. for a period of 180 days after the date of this Prospectus.

  The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

  Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock will be determined by negotiations between the Company, the Selling Stockholders and the Representatives. Among the factors to be considered in determining the initial public offering price will be the Company's record of operations, the Company's current financial position and future prospects, the experience of its management, the economics of the franchise finance industry in general, the general condition of the equity securities markets, sales, earnings and certain other financial and operating information of the Company in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors. See "Risk Factors--No Prior Public Market; Possible Volatility of Stock Price."

  The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

                                    EXPERTS

  The financial statements of Atherton Capital Incorporated (formerly Atherton Capital Partners, L.P.) as of December 31, 1997 and 1996, and for each of the years then ended and for the period from February 10, 1995 (inception) through December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document that is filed as an exhibit to the Registration Statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and the exhibits and schedules thereto, which may be inspected and copied at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained at prescribed rates from the Commissions Public Reference Section at such addresses. Also, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Upon approval of the Common Stock for quotation on the Nasdaq National Market, such reports, proxy and information statements and other information also can be inspected at the office of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

  Upon completion of this Offering, the Company will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and Web site of the Commission referred to above.

                         ATHERTON CAPITAL INCORPORATED

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report............................................... F-2
Balance Sheets............................................................. F-3
Statements of Operations................................................... F-4
Statements of Partners' Capital/Stockholders' Equity....................... F-5
Statements of Cash Flows................................................... F-6
Notes to Financial Statements.............................................. F-7
Condensed Balance Sheets................................................... F-20
Condensed Statements of Operations......................................... F-21
Condensed Statements of Cash Flows......................................... F-22
Notes to Condensed Financial Statements.................................... F-23

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Atherton Capital Incorporated:

  We have audited the accompanying balance sheets of Atherton Capital Incorporated (the Corporation), formerly Atherton Capital Partners, L.P., as of December 31, 1997 and 1996, and the related statements of operations, partners' capital/stockholders' equity, and cash flows for the years ended December 31, 1997 and December 31, 1996 and for the period from February 10, 1995 (inception) through December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atherton Capital Incorporated as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years ended December 31, 1997 and December 31, 1996 and for the period from February 10, 1995 (inception) through December 31, 1995 in conformity with generally accepted accounting principles.

San Francisco, California
February 13, 1998

                         ATHERTON CAPITAL INCORPORATED
                            (A DELAWARE CORPORATION)

                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                (DOLLARS IN THOUSANDS EXCEPT SHARE INFORMATION)

                                                               1997      1996
                                                             --------  --------
                           ASSETS
Cash........................................................ $    762  $  1,620
Accounts receivable and accrued interest....................    1,272       672
Loans held for sale (note 4)................................  166,592    98,633
Construction loans (note 4).................................    1,098       --
Loans held for investment (note 4)..........................    1,284       --
Capitalized servicing rights (note 5).......................      879       143
Retained interest in loan securitizations (note 6)..........    3,950       --
Furniture, fixtures, and equipment, net of accumulated
 depreciation of $152,151 in 1997 and $74,774 in 1996.......      354       155
Note receivable from affiliated company (note 10)...........      --        149
Organization costs, net of accumulated amortization of
 $113,510 in 1997 and $49,834 in 1996.......................      205       269
Prepaid expenses and other assets...........................      478        21
                                                             --------  --------
    Total assets............................................ $176,874  $101,662
                                                             ========  ========
    LIABILITIES, PARTNERS' CAPITAL/STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities.................... $  1,448  $    470
Accrued interest payable....................................    1,004       555
Warehouse line (note 7).....................................  160,231    94,542
Subordinated debt facility (note 8).........................    4,182     4,716
Deferred income tax payable (note 14).......................    2,202       --
                                                             --------  --------
    Total liabilities.......................................  169,067   100,283
                                                             --------  --------
Minority interest...........................................      --         87
                                                             --------  --------
Partners' capital (note 2)..................................      --      1,292
Stockholders' equity (note 2):
 Common stock, $.001 par value; 30,000,000 shares
  authorized, 23,231,000 shares issued and outstanding at
  December 31, 1997; none at December 31, 1996..............       23       --
 Additional paid-in capital.................................    6,746       --
 Deferred compensation (note 13)............................   (1,847)      --
 Retained earnings..........................................    2,885       --
                                                             --------  --------
    Total partners' capital/stockholders' equity............    7,807     1,292
                                                             --------  --------
Commitments and contingencies
    Total liabilities, partners' capital/stockholders'
     equity................................................. $176,874  $101,662
                                                             ========  ========

                See accompanying notes to financial statements.

                         ATHERTON CAPITAL INCORPORATED
                            (A DELAWARE CORPORATION)

                            STATEMENTS OF OPERATIONS
        YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996 AND FOR THE
      PERIOD FROM FEBRUARY 10, 1995 (INCEPTION) THROUGH DECEMBER 31, 1995
                (DOLLARS IN THOUSANDS EXCEPT SHARE INFORMATION)

                                          YEAR ENDED   YEAR ENDED  PERIOD ENDED
                                         DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                             1997         1996         1995
                                         ------------ ------------ ------------
Revenues:
 Gain on sale of loans..................  $    6,833    $   --       $   --
 Interest income........................       8,808      3,925          111
 Interest expense.......................       6,616      3,060           56
                                          ----------    -------      -------
    Net interest income.................       2,192        865           55
Provision for loan losses...............        (200)       --           --
Loan servicing income...................         291        179           52
Processing fee income...................          17        392          --
Other income............................         177        --            12
                                          ----------    -------      -------
    Total revenues......................       9,310      1,436          119
                                          ----------    -------      -------
Expenses:
 Salaries and benefits..................       2,091        875          740
 Professional fees......................         514        299          454
 Travel and entertainment...............         320        196          109
 Premises and equipment.................         472        289          108
 Amortization...........................          62         50            4
 Marketing..............................         179        213           39
 Other administrative...................         447        188           92
                                          ----------    -------      -------
    Total expenses......................       4,085      2,110        1,546
                                          ----------    -------      -------
    Net income (loss) before taxes and
     minority interest..................       5,225       (674)      (1,427)
Income tax expense......................      (2,339)       --           --
                                          ----------    -------      -------
    Income (loss) before minority
     interest...........................       2,886       (674)      (1,427)
 Minority interest......................         --         585          --
                                          ----------    -------      -------
    Net income (loss)...................  $    2,886    $(1,259)     $(1,427)
                                          ==========    =======      =======
Net income per share -- basic...........  $      .13
                                          ==========
Weighted average shares outstanding --
  basic.................................  22,611,356
                                          ==========
Net income per share -- diluted.........  $      .12
                                          ==========
Weighted average shares outstanding --
  diluted...............................  24,226,343
                                          ==========

                See accompanying notes to financial statements.

                         ATHERTON CAPITAL INCORPORATED
                            (A DELAWARE CORPORATION)

              STATEMENTS OF PARTNERS' CAPITAL/STOCKHOLDERS' EQUITY
        YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996 AND FOR THE
      PERIOD FROM FEBRUARY 10, 1995 (INCEPTION) THROUGH DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

                                                                                  TOTAL
                                                                                PARTNERS'
                                                ADDITIONAL DEFERRED             CAPITAL/
                          PARTNERS'   COMMON     PAID-IN   COMPEN-   RETAINED STOCKHOLDERS'
                           CAPITAL     STOCK     CAPITAL    SATION   EARNINGS    EQUITY
                          --------- ----------- ---------- --------  -------- -------------
Contributed capital on
 February 10, 1995......   $ 3,000  $       --    $  --    $   --     $  --      $ 3,000
 Additional contributed
  capital...............        74          --       --        --        --           74
 Equity placement fee...     (150)          --       --        --        --         (150)
 Net loss...............    (1,427)         --       --        --        --       (1,427)
                           -------  -----------   ------   -------    ------     -------
BALANCES AT DECEMBER 31,
 1995...................     1,497          --       --        --        --        1,497
 Additional contributed
  capital...............     1,054          --       --        --        --        1,054
 Net loss...............    (1,259)         --       --        --        --       (1,259)
                           -------  -----------   ------   -------    ------     -------
BALANCES AT DECEMBER 31,
 1996...................     1,292          --       --        --        --        1,292
 Additional contributed
  capital...............         7          --       --        --        --            7
 Liquidation of Atherton
  Capital Partners,
  L.P...................    (1,299)         --       --        --        --       (1,299)
 Net proceeds from
  issuance of 20,000,000
  shares of common
  stock.................       --    20,000,000    1,279       --        --        1,299
 Net proceeds from
  issuance of 3,231,000
  shares of common
  stock.................       --     3,231,000    3,497       --        --        3,000
 Deferred compensation
  with respect to stock
  options...............       --           --     1,970    (1,970)      --          --
 Amortization of
  deferred compensation.       --           --       --        123       --          123
 Net income.............       --           --       --                2,885       2,885
                           -------  -----------   ------   -------    ------     -------
BALANCE AT DECEMBER 31,
 1997...................   $   --   $23,231,000   $6,746   $(1,847)   $2,885     $ 7,807
                           =======  ===========   ======   =======    ======     =======


                See accompanying notes to financial statements.

                         ATHERTON CAPITAL INCORPORATED
                            (A DELAWARE CORPORATION)

                            STATEMENTS OF CASH FLOWS
        YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996 AND FOR THE
      PERIOD FROM FEBRUARY 10, 1995 (INCEPTION) THROUGH DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                          YEAR ENDED   YEAR ENDED  PERIOD ENDED
                                         DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                             1997         1996         1995
                                         ------------ ------------ ------------
Cash flows from operating activities:
 Net income (loss)......................  $   2,885    $  (1,259)    $(1,427)
 Adjustments to reconcile net income
  (loss) to net cash used in operating
  activities:
  Depreciation..........................         88           54          21
  Amortization and impairment...........        199           90          78
  Amortization of deferred compensation.        123          --          --
  Provision for loan losses.............        200          --          --
  Increase in accounts receivable and
   accrued interest.....................       (600)        (673)        --
  Loans originated or purchased for
   sale.................................   (171,266)    (101,111)        --
  Increase in construction loans........     (1,098)         --          --
  Proceeds from sale of loans...........    104,109          --          --
  Gain on sale of loans.................     (6,833)         --          --
  Principal payments received on loans..      5,328        1,593         --
  Increase in capitalized servicing
   rights...............................       (872)         --          --
  Increase in retained interest in loan
   securitizations......................     (3,950)         --          --
  (Decrease) increase in deferred loan
   fees.................................       (782)         885         --
  Decrease (increase) in due from
   affiliates...........................        --           217        (225)
  Increase in organization costs........        --          (318)        --
  Decrease (increase) in prepaid
   expenses and other assets............       (458)          26         (48)
  Increase in warehouse credit line.....     65,689       94,542         --
  Increase in accounts payable and
   accrued liabilities..................        978          327         144
  Increase in deferred tax liability....      2,203          --          --
  Increase in accrued interest payable..        449          554         --
  Minority interest in net income.......        --           585         --
                                          ---------    ---------     -------
    Net cash used in operating
     activities.........................     (3,608)      (4,487)     (1,457)
                                          ---------    ---------     -------
Cash flows from investing activities:
 Purchase of servicing rights...........        --           --          261
 Purchase of furniture, fixtures, and
  equipment.............................       (292)         (61)        161
 Retirement of furniture, fixtures, and
  equipment.............................          6          --          --
 Decrease (increase) note receivable
  from  affiliated company..............        151          162        (311)
                                          ---------    ---------     -------
    Net cash (used in) provided by
     investing activities...............       (135)         101        (733)
                                          ---------    ---------     -------
Cash flows from financing activities:
 Payment of placement fee...............        --           --         (150)
 (Decrease) increase in subordinated
  debt..................................       (535)       4,716         --
 Payments to minority interest..........        (87)        (498)        --
 Contribution of limited partners.......          7        1,034       3,042
 Contribution of general partner........        --            21          32
 Additional paid-in capital.............      3,500          --          --
                                          ---------    ---------     -------
    Net cash provided by financing
     activities.........................      2,885        5,273       2,923
                                          ---------    ---------     -------
    Net (decrease) increase in cash.....       (858)         887         733
                                          ---------    ---------     -------
Cash at the beginning of the period.....      1,620          733         --
                                          ---------    ---------     -------
Cash at the ending of the period........  $     762    $   1,620     $   733
                                          =========    =========     =======
Supplemental disclosure of cash flow
 information:
 Cash paid for interest.................  $   6,167    $   2,505     $    57
                                          =========    =========     =======
 Cash paid for income taxes.............  $     425    $       3     $   --
                                          =========    =========     =======
Supplemental schedule of noncash
 investing activities:
 Transfer of loans held for sale to
  loans held for investment.............  $   1,497    $     --      $   --
                                          =========    =========     =======
 Transfer of net assets from general
  partner...............................  $     --     $     --      $     8
                                          =========    =========     =======

                See accompanying notes to financial statements.

                         ATHERTON CAPITAL INCORPORATED
                           (A DELAWARE CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995

(1) NATURE OF BUSINESS

  Atherton Capital Incorporated (the "Corporation"), formerly Atherton Capital Partners, L.P. (the "Partnership" or ("ACP"), was incorporated as a Delaware corporation on March 10, 1997. The Corporation is a specialty commercial finance company engaged in raising capital for the expansion, capital improvement, and debt refinancing needs of franchisees of major national and regional franchisors. During 1997, the Corporation's national lending program was based in its corporate headquarters in San Bruno and was supported by regional locations throughout the United States.

  The Corporation enters into loan agreements with eligible franchisees to provide financing pursuant to established underwriting guidelines. The Corporation may sell loans to other financial institutions, or package a portfolio of the loans as collateral for securities that are subsequently sold to investors.

  In addition to its lending activities, the Corporation generates fee income by providing servicing advisory functions to loan pools securitized by the Corporation or its affiliated entities. An independent servicer is retained to perform loan collection and other administrative services.

(2) BASIS OF PRESENTATION

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

  The accompanying balance sheet as of December 31, 1996 is that of the Partnership, the Corporation's predecessor. The statement of operations data for the years ended December 31, 1997 and 1996, and for the period from February 10, 1995 (the inception date) to December 31, 1995, are the financial statements of the Corporation and the Partnership. The consolidated financial statements of the Partnership include the financial statements of the Partnership and its 60% owned subsidiary AK LLC. All significant intercompany balances have been eliminated.

  Certain reclassifications to the 1996 and 1995 financial statements have been made to conform to the 1997 presentation.

(3) SIGNIFICANT ACCOUNTING POLICIES

 Formation of the Corporation

  On January 8, 1997, ACP acquired the remaining 40% interest in its subsidiary AK LLC. At the time of the transfer in ownership, all assets and liabilities of AK LLC were consolidated into the Partnership. On March 10, 1997, the Partnership was liquidated and the Corporation was formed. The formation of the Corporation was accounted for as a pooling of interest, whereby all assets and liabilities of the Partnership on the date of liquidation were sold to the Corporation at historical cost in exchange for all of the issued stock of the Corporation. Twenty million shares of common stock were issued to the partners of ACP for their partnership interests.

                         ATHERTON CAPITAL INCORPORATED
                           (A DELAWARE CORPORATION)

                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


  On March 11, 1997, the Corporation issued an additional 3,231,000 shares of common stock in exchange for cash to an existing shareholder.

  On October 29, 1997, the Company effected a 1,000-for-1 stock split. All share amounts have been restated to reflect the 1,000-for-1 stock split.

 Loans

  The Corporation makes loans to qualified franchisees of major national and regional franchises. In addition to loans originated for sale, the Corporation may, on occasion, purchase loans made to qualified franchisees. Loans held for sale are stated at the lower of cost or market value as determined by indicators of value obtained by management from independent third parties or current investor yield requirements. Cost is calculated based on the current principal balance outstanding net of deferred loan origination fees and premiums or discounts on purchased loans. Loan origination fees, net of certain direct costs related to the origination of the loans, are deferred and recognized as a component of the gain or loss on sale when the related loans are sold. Premiums or discounts on purchased loans are deferred and recognized as a component of the gain or loss on sale when the related loans are sold.

  Construction loans are stated at the principal balance outstanding net of deferred loan fees. Loan fees, net of certain direct costs related to the origination of the loans, are deferred and amortized over the estimated life of the loan using the interest method.

  Loans held for investment are stated at the principal balance outstanding net of deferred loan fees and allowances for loan losses. Loan fees, net of certain direct costs related to the origination of the loans, are deferred and amortized over the contractual life of the loan using the interest method. In the event that a loan is considered impaired, a valuation allowance is established to the extent that the recorded investment in the loan exceeds the estimated fair value of the collateral including accrued interest, net deferred loan fees, and selling costs. Interest income is recognized on impaired loans in a manner similar to that of all loans.

  The Corporation's commitments to originate loans are agreements to lend a designated amount at a future date in the event that there are no violations of any of several credit or other established conditions prior to the origination date. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee. Interest rates are not set until the date of funding, therefore there is no exposure to interest rate risk during the commitment period. Commitments may expire without being drawn upon, therefore the total commitment amount does not necessarily represent future cash requirements. Commitment fees received are recorded as a liability of the Corporation during the commitment period. Commitment fees on funded loans are amortized over the life of the loan using the effective interest method. Fees on expired commitments are recognized as income on expiration.

 Servicing Rights

  The Corporation owns servicing rights originally purchased by the Partnership from certain of its limited partners. Such rights relate to a portion of the cash flows designated as servicing advisory fees arising out of securitization transactions consummated by affiliates. The limited partners and the general partner contributed servicing rights in exchange for their respective interests in the Partnership. The ownership interests received by the limited partners and the general partner represented the estimated fair value of the cash flows from those servicing rights.

                         ATHERTON CAPITAL INCORPORATED
                           (A DELAWARE CORPORATION)

                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Servicing rights related to securitized loans securitizations are capitalized. The servicing rights are carried at the lower of estimated fair value of the cash flows from those rights at the date of securitization or the current estimated fair value of the remaining cash flow. Servicing rights are amortized in proportion to and over the period of expected servicing income or loss.

 Retained Interest in Loan Securitizations

  The Corporation originates and purchases loans with the primary intent of reselling them to investors as asset-backed securities through securitization. Securitizations are accounted for under SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. SFAS 125 requires that the selling entity continue to carry retained interests, including servicing assets, relating to assets sold. Transfers not meeting the criteria for sale recognition are accounted for as a secured borrowing with a pledge of collateral. SFAS 125 requires an entity to recognize its obligation to service financial assets that are retained in a transfer of assets in the form of a servicing asset or liability. The servicing asset or liability is amortized in proportion to, and over the period of, net servicing income or loss. Servicing assets and liabilities are assessed for impairment based on their fair value.

  During 1997, the Corporation sold one portfolio of loans through a securitization structured as follows: the portfolio of loans was sold, servicing retained, to a special purpose entity ("SPE") in exchange for stock. The SPE was established for the limited purpose of buying and reselling the Corporation's loans. The SPE then transferred the loans to a limited liability company (the "LLC") in exchange for membership interest in the LLC. The LLC pledged the loans to a trust (the "Trust"), and in turn issued interest bearing asset-backed securities (the "Certificates") secured by the Trust. Several investors purchased the Certificates, with the proceeds from the sale of the Certificates used by the LLC and the SPE to pay dividends to the Corporation.

  Upon sale of the Certificates, the LLC provided the investors a credit enhancement consisting of (i) an overcollateralization amount and (ii) a certificate insurance policy. The overcollateralization amount reflects the excess of the principal balance of the loans pledged by the LLC to the Trust over the principal balance of the Certificates sold to the investors.

  At the close of the securitization, the Corporation removed from its balance sheet the loans held for sale and added to its balance sheet (i) the cash received, (ii) the estimated fair value of the retained interest in the loans sold consisting of the overcollateralization amount, and (iii) the retained servicing rights. The Corporation's ownership interest in the overcollateralization is in the form of equity interests in the SPE and the LLC. The excess of the cash received and assets retained by the Corporation over the carrying value of the loans sold, less transaction costs, equals the net gain on sale of loans recorded by the Corporation.

  The Corporation allocated its basis in the loans between the portion of the loans sold through the Certificates and the portion retained based on the relative fair values of those portions on the date of sale. The Corporation is not aware of an active market for the purchase or sale of retained interests, accordingly management estimates fair value of the retained interest by discounting the expected cashflows to be received from the overcollateralization and the retained servicing rights using discount rates commensurate with the risks involved. The Corporation utilized an effective annual discount rate of 12% to value the cash flows to be released to the Company from the Trusts (cash out method) on its retained interest in loans sold and the servicing rights capitalized during 1997.

  The Corporation must also estimate the future rates of prepayments, delinquencies, defaults, and default loss severity as they impact the amount and timing of the estimated cash flows. The Corporation estimates prepayments by evaluating historical prepayment performance of similar loan product and the impact of trends in the industry. The Corporation estimates defaults and default losses using available historical loss data for

                         ATHERTON CAPITAL INCORPORATED
                           (A DELAWARE CORPORATION)

                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

similar transactions and the specific characteristics of the loans originated and purchased by the Corporation. In 1997, the Corporation used a prepayment rate of 5% for years two through thirteen of the term of the securitization, and a loss rate of 50 basis points over the initial eight years of the term with a 50% recovery on a 24 month lag. In subsequent periods the Corporation may recognize gains or losses attributable to the change in estimated fair value of the retained interest in loans sold, which are accounted for as "held-for-trading" securities.

  The Corporation receives servicing advisory fees for its participation in the servicing of the loans. In addition, the Corporation is entitled to the cash flows from the overcollateralization represented by the collections on the loans in excess of the amounts required to pay the Certificate principal and interest, the servicing fees, and certain other fees such as trustee fees, custodial fees and credit enhancement insurance policy premiums. At the end of each collateral period, the aggregate cash collections from the loans are allocated first to the servicing fees and certain other fees such as trustee fees, custodial fees and credit enhancement insurance policy premiums, and then to the certificateholders for interest at the pass-through rate on the certificates plus principal as defined in the Securitization Agreements. If the cash collected during the period exceeds the amount necessary for the above allocations, the excess is released to the Corporation.

  Retained interests in loans sold generate interest income, net of interest expense and amortization of premiums and discounts. Income is recognized by the Corporation to the extent of its ownership interest in the related earnings or losses of the SPE and the LLC. Income generated from the retained interest in loans sold is recognized as interest income.

 Furniture, Fixtures, and Equipment

  Furniture, fixtures, and equipment are carried at cost, less accumulated depreciation. The Corporation depreciates its computer equipment using the straight-line method over an estimated useful life of three years. Furniture and fixtures are depreciated using the straight-line method over an estimated useful life of five years.

 Organization Costs

  Organization costs reflect costs incurred to establish the legal structure of the entity and set in place certain operating agreements. The asset is amortized using the straight-line method over a five year period.

 Interest Rate Swap Agreements

  Interest rate swap agreements, known as derivative financial instruments, are used to hedge the effects of interest rate fluctuations. Interest rate swap agreements are used to convert the interest yield on the loans from a fixed rate to a variable rate, with the term of each swap agreement matched to the maturity of the underlying loans. The differential to be paid or received is recognized as an adjustment to interest income as interest rates change. The entity is an end-user of derivative financial instruments and does not conduct trading activities for derivatives.

 Servicing Income

  Servicing income is earned on the cash flow streams purchased from and contributed by the certain limited partners and from servicing rights capitalized in conjunction with the sale of loans. Servicing fees are recognized as income when received.

                         ATHERTON CAPITAL INCORPORATED
                           (A DELAWARE CORPORATION)

                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


 Provision for Income Taxes

  Prior to March 10, 1997, the Corporation's predecessor was organized as a limited partnership. Accordingly, income and loss was allocated to the partners and taxed directly to the partners for federal income and state franchise tax purposes. The Corporation's predecessor converted to a C corporation on March 10, 1997.

  Income taxes for the Corporation are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Stock Option Plan

  On October 17, 1997, the Corporation granted stock options and adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). In compliance with SFAS 123 the Corporation has elected to apply the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations, and provide pro forma net income disclosures for employee stock option grants made in 1997 and future years as if the fair-value-based method defined in SFAS 123 had been applied. Under APB 25, compensation expense was recorded on the date of grant because the current market price of the underlying stock exceeded the exercise price.

 Earnings Per Share

  At December 31, 1997, the Corporation adopted SFAS No. 128, "Earnings Per Share" (SFAS 128). Under SFAS 128, basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted from issuance of common stock that they shared in earnings.

(4) LOANS

  The Corporation makes loans to qualified franchisees of major national and regional franchises. Major industry segments in the loan portfolio include quick service restaurants, and casual and family dining establishments.

  Loans held for sale consist of the following at December 31, 1997 and 1996 (in thousands):

                                                                1997     1996
                                                              --------  -------
   Loans held for sale....................................... $166,681  $99,518
   Premium on purchased loans................................      730      --
   Net deferred fees.........................................     (819)    (885)
                                                              --------  -------
   Net loans held for sale................................... $166,592  $98,633
                                                              ========  =======

                         ATHERTON CAPITAL INCORPORATED
                           (A DELAWARE CORPORATION)

                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  At December 31, 1997, the Corporation had construction loans of $1,126,000, with deferred fees of $28,000. There were no construction loans at December 31, 1996. Construction loans provide borrowers temporary funds to finance specific development projects. Upon completion of the project, the construction loan is generally replaced by permanent financing.

  At December 31, 1997, the Corporation had loans held for investment of $1,284,000. The amount reflects the outstanding balance of three loans, net of deferred loan fees and the allowance for loan losses for one borrower in default. Based on management's estimates of fair value of the underlying collateral, a valuation allowance of $200,000 was established during 1997. There were no loans held for investment at December 31, 1996.

  The Corporation manages interest rate risk during the period that loans held for sale and loans held for investment are maintained in the warehouse through interest rate swap agreements. Under the Corporation's interest rate swap agreements, a variable rate is received and the Corporation pays a fixed rate reflecting the note rate on the loans held in the warehouse. Swap agreements are made in notional principal amounts and maturities matching each franchise loan at the time that the loan is funded.

  At December 31, 1997, the Corporation had conditional commitments to originate loans of $10,000,000 and to disburse additional funds on existing development loans of $2,119,000.

(5) SERVICING RIGHTS

  For the years ended December 31, 1997 and 1996 the servicing rights account had the following activity (in thousands):

                                                                     1997  1996
                                                                     ----  ----
   Purchased servicing rights....................................... $144  $183
   Retained servicing rights........................................  872   --
   Amortization..................................................... (118)  (40)
   Impairment.......................................................  (19)  --
                                                                     ----  ----
                                                                     $879  $143
                                                                     ====  ====

  Amortization and impairment of $137,000 was incurred by the Corporation in 1997, and $40,000 was incurred by the Partnership in 1996.

(6) RETAINED INTEREST IN LOAN SECURITIZATIONS

  For the year ended December 31, 1997, retained interest in loans sold had the following activity (in thousands):

   Balance at January 1, 1997..........................................  $  --
   Overcollateralization recorded in connection with securitization....   3,667
   Interest income from retained interest in loans sold................     394
   Amortization of premiums and discounts on retained interest in loans
    sold...............................................................     292
   Distributions from SPE to the Corporation...........................    (403)
                                                                         ------
                                                                         $3,950
                                                                         ======

                         ATHERTON CAPITAL INCORPORATED
                           (A DELAWARE CORPORATION)

                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


(7) WAREHOUSE LINE OF CREDIT

  As of December 31, 1997 and 1996, the Corporation had a warehouse line of credit with a related party in the amount of $250,000,000 and $125,000,000, respectively. Availability of the warehouse credit line is subject to adequate collateralization in the form of loans. The stated maturity date on the warehouse line of credit is December 31, 1999 with an option to extend, at the sole discretion of the lender for up to one year. The line of credit bears interest at LIBOR plus 2.00% to 3.50% per annum and is used to fund 95% to 100% of loan balances at the time of origination. At December 31, 1997, loans in the amount of $168,682,000 were pledged against advances of $160,231,000 bearing interest at a weighted average rate of 7.65% per annum. At December 31, 1996, loans held for sale in the amount of $99,518,000 were pledged against advances of $94,542,000 bearing interest at 7.5% per annum. The portion of the credit line utilized to fund any loan is payable upon sale or securitization of such loan.

(8) SUBORDINATED DEBT

  The Corporation has a subordinated revolving line of credit in the amount of $20,000,000, provided by the same related party that provides the warehouse line of credit, available to fund, among other things, the remaining balance of each loan origination. The stated maturity date on the subordinated debt is December 31, 1999, with an option to extend, at the sole discretion of the lender for up to one year. The outstanding balance at December 31, 1997 and 1996 was $4,182,000 and $4,716,000, respectively. The outstanding amounts under the subordinated revolving line of credit bears interest at LIBOR plus 7.50% per annum.

(9) INTEREST INCOME

  The Corporation generates interest income from loans and from the retained interest in loans sold. Interest income had the following activity:

                                             YEAR         YEAR        PERIOD
                                            ENDED        ENDED        ENDED
                                         DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                             1997         1996         1995
                                         ------------ ------------ ------------
   Interest from loans..................    $8,923       $4,206       $ --
   Interest from swap settlement........      (927)        (380)        --
   Interest from retained interest in
    loan securitizations                       394          --          --
   Amortization of premiums and
    discounts on retained interest in
    loan securitizations................       292          --          --
   Other interest income................       125          100         111
                                            ------       ------       -----
    Total interest income...............    $8,807       $3,925       $ 111
                                            ======       ======       =====

(10)  RELATED PARTY TRANSACTIONS

  The Corporation receives servicing fee income related to servicing retained in the sale of loans through securitization. The fee is paid by Atherton Franchisee Loan Funding 1997-A LLC, a special purpose entity owned by the Corporation and other related entities. Servicing fees of $180,000 were received during the year ended December 31, 1997.

  Approximately $12 million of loans originated from March 11, 1997 through December 31, 1997 in California were originated by The Atherton Group Incorporated and were transferred to the Corporation concurrently with the origination.

                         ATHERTON CAPITAL INCORPORATED
                           (A DELAWARE CORPORATION)

                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


  The Corporation has entered into a Tax Sharing Agreement with Orinda Management Company, a wholly-owned special purpose entity, under which the Corporation is required to file a consolidated Federal income tax return, and may be required or permitted to file a consolidated or combined state income tax return.

  An unsecured note receivable due from a related party in the amount of $148,000, earning interest at 10%, was paid in full during 1997.

(11)FAIR VALUE OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (SFAS No. 107), requires the disclosure of the fair value of financial instruments, for which it is practicable to estimate the value.

  Although management uses its best judgment in assessing fair value, there are inherent weaknesses in any estimate that may be reflected in the fair values disclosed. The fair value estimates are made at a discrete point in time based on readily available market information when applicable. However, for a significant portion of the Corporation's financial instruments, active markets do not exist. Estimates of fair value of instruments without quoted market prices are subjective in nature and involve various assumptions regarding estimated timing and amount of cash flows, risk characteristics, and interest rate, among other things. Assumptions and estimates are a matter of judgment and changes in the assumptions used could significantly affect the fair values disclosed. Fair values have not been adjusted to reflect changes in market conditions for the period subsequent to the valuation dates of December 31, 1997 and 1996, and therefore estimates presented may not be indicative of amounts which could be realized in a current transaction.

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

 Cash, Accounts Receivable and Accrued Interest, Note Receivable Affiliated
   Company, Accounts Payable and Accrued Liabilities, and Accrued Interest
Payable

  The carrying amount approximates the fair value due to the short-term nature of these instruments.

 Loans Held for Sale

  The fair value is determined by discounting the expected cash flows using estimated investor required yield rates for similar financial instruments.

 Loans Held for Investment

  The fair value of performing loans is determined by discounting the contractual cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Nonperforming loans are valued based on the estimated value of the underlying collateral, net of the estimated selling costs.

 Construction Loans

  The fair value is determined by discounting the contractual cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

                         ATHERTON CAPITAL INCORPORATED
                           (A DELAWARE CORPORATION)

                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


 Retained Interest in Loan Securitizations

  The Corporation is not aware of an active market for the purchase or sale of retained interests, accordingly management estimates fair value of the retained interest by discounting the expected cashflows to be received from the overcollateralization using discount rates commensurate with the risks involved. The Corporation utilized an effective annual discount rate of 12% to value the cash flows to be released to the Company from the Trusts (cash out method) on its retained interest in loans sold and the servicing rights capitalized during 1997.

  The Corporation must also estimate the future rates of prepayments, delinquencies, defaults, and default loss severity as they impact the amount and timing of the estimated cash flows. The Corporation estimates prepayments by evaluating historical prepayment performance of similar loan product and the impact of trends in the industry. The Corporation estimates defaults and default losses using available historical loss data for similar transactions and the specific characteristics of the loans originated and purchased by the Corporation. In 1997, the Corporation used a prepayment rate of 5% for years two through 13 of the term of the securitization, and a loss rate of 50 basis points over the initial eight years of the term with a 50% recovery on a 24 month lag.

 Servicing Rights

  The fair value of capitalized servicing rights is determined as the present value of expected future cash flows, discounted at a current market rate.

 Commitments to Extend Credit

  The Corporation's commitments to extend credit generally have fixed expiration dates or other termination clauses. Interest rates are not set until the date of funding, therefore there is no exposure to interest rate risk during the commitment period. The estimated fair value approximates the recorded deferred fee amount and is excluded from the table.

 Warehouse Line of Credit

  The carrying amount is believed to approximate the fair value of the warehouse line of credit due to the similarity of the terms of the debt with terms currently offered by lenders, and the variability of the interest rate based on current market rates.

 Subordinated Debt

  The carrying amount is believed to approximate the fair value of the subordinated debt due to the similarity of the terms of the debt with terms currently offered by lenders, and the variability of the interest rate based on current market rates.

                         ATHERTON CAPITAL INCORPORATED
                           (A DELAWARE CORPORATION)

                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


 Derivative Financial Instruments

  The fair value of interest rate swap agreements generally reflects the estimated amounts that the Corporation would receive or pay, based upon dealer quotes, to terminate such agreements at the reporting date.

  The following table presents the carrying amounts and estimated fair value of the Corporation's financial instruments at December 31, 1997 and 1996 (in thousands).

                                           DECEMBER 31, 1997  DECEMBER 31, 1996
                                           -----------------  -----------------
                                           CARRYING   FAIR    CARRYING   FAIR
                                            AMOUNT   VALUE     AMOUNT   VALUE
                                           -------- --------  -------- --------
   Assets:
    Cash.................................. $    762 $    762  $ 1,620  $  1,620
    Accounts receivable and accrued
     interest.............................    1,272    1,272      672       672
    Due from affiliates...................      --       --       --        --
    Loans held for sale, net..............  166,592  188,983   98,633   107,930
    Construction loans, net...............    1,098    1,098      --        --
    Investment loans, net.................    1,284    1,284      --        --
    Retained interest in loan
     securitizations......................    3,950    3,950      --        --
    Capitalized servicing rights..........      879      879      143       135
    Note receivable -- affiliate..........      --       --       148       148
   Liabilities:
    Accounts payable and accrued
     liabilities..........................    1,448    1,448      470       470
    Accrued interest payable..............    1,004    1,004      555       555
    Warehouse line of credit..............  160,231  160,231   94,542    94,542
    Subordinated debt.....................    4,182    4,182    4,716     4,716
   Off-balance sheet:
    Interest rate swaps...................      --    (5,908)     --        237

(12)LEASES

  Future minimum rental payments required under operating leases, including the Corporation's office facilities, that have initial or remaining noncancellable terms in excess of one year at December 31, 1997 are as follows (in thousands):

   1998.................................................................. $  297
   1999..................................................................    277
   2000..................................................................    313
   2001..................................................................    337
   2002..................................................................    339
   Thereafter............................................................    344
                                                                          ------
    Total................................................................ $1,907
                                                                          ======

  Rent expense of $270,000 was incurred by the Corporation in 1997, and rent expense of $139,000 and $57,000 was incurred by the Partnership in 1996 and 1995, respectively.

                         ATHERTON CAPITAL INCORPORATED
                           (A DELAWARE CORPORATION)

                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


(13)STOCK COMPENSATION PLAN

  In October 1997, the Board of Directors of the Corporation approved the Atherton Capital Incorporated 1997 Stock Plan (the "1997 Plan") authorizing the grant of options to purchase Common Stock. Concurrently with the approval of the 1997 Plan, the Corporation adopted SFAS No. 123, Accounting for Stock Based Compensation, which permits a company to account for stock options granted under either the fair-value-based or intrinsic-value-based (as described in Accounting Principles Bulletin Opinion No. 25) method. However, if the Corporation elects to account for options granted under the intrinsic-value-based method, it must make certain disclosures with respect thereto. The Corporation has elected to account for stock options granted under the intrinsic-value-based method of accounting. Accordingly, compensation expense in connection with the grant of the options described above is based on the difference between the fair market value of the shares on the grant date and the exercise price, and is amortized over the vesting period, which begins in the year of grant and continues for a period of four years. In October 1997, the Corporation granted options to purchase an aggregate of 1,614,987 shares of Common Stock at $1.43 per share. Management determined that the fair value of the common stock on the date of option grant was $2.65 per share. As a result, the Company recorded deferred compensation of $1,970,284 which will be amortized over four years. Unamortized compensation expense was $1,847,141 at December 31, 1997. Had the Corporation determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Corporation's net income for the year ended December 31, 1997 would have been reduced to the pro forma amounts indicated below:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1997
                                                                    ------------
   Net income:
    As reported....................................................  $2,885,095
    Pro forma......................................................  $2,855,872
   Earnings per share--basic
    As reported....................................................  $     0.13
    Pro forma......................................................  $     0.13
   Earnings per share--diluted
    As reported....................................................  $     0.12
    Pro forma......................................................  $     0.12

  Under the 1997 Plan, the maximum number of shares of Common Stock subject to option or sale is 2,323,100 shares. The exercise price of all incentive stock options granted under the 1997 Stock Plan as determined by the Administrator must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights ("SPRs") granted under the 1997 Stock Plan is in most cases determined by the Administrator. With respect to any participant who owns stock representing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive or nonstatutory stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive or nonstatutory stock option must not exceed five years. The term of all other options granted under the 1997 Stock Plan may not exceed ten years.

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1997: No dividends are paid for all years; expected volatility is 0%; the risk free interest rate is 6.0%; and the expected life is 10 years.

                         ATHERTON CAPITAL INCORPORATED
                           (A DELAWARE CORPORATION)

                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  A summary of the status of the Corporation's fixed stock options as of December 31, 1997 and changes during the year ended is presented below:

                                SHARES   EXERCISE PRICE
                              ---------- --------------
    Granted at October 17,
     1997...................   1,614,987     $1.43
    Exercised...............         --        --
    Forfeited...............         --        --
                              ----------     -----
   Outstanding at year-end..   1,614,987     $1.43
                              ==========     =====
   Options exercisable at
    year-end................         --
   Remaining contractual
    life....................  9.83 years
   Fair value of each option
    granted during the year.  $     1.86

(14)INCOME TAXES

  The provision for income taxes consists of the following (in thousands):

                                                             FOR THE PERIOD FROM
                                                               MARCH 11, 1997
                                                             (INCORPORATION) TO
                                                              DECEMBER 31, 1997
                                                             -------------------
   Current:
    Federal................................................        $   66
    State..................................................            19
                                                                   ------
                                                                       85
                                                                   ------
   Deferred:
    Federal................................................         1,614
    State..................................................           650
                                                                   ------
                                                                    2,265
                                                                   ------
                                                                   $2,349
                                                                   ======

  A reconciliation of the statutory income tax rate to the effective income tax rate of the Corporation is as follows:

                                                                    DECEMBER 31,
                                                                        1997
                                                                    ------------
   Income tax at federal statutory rate............................    34.00%
   State franchise tax, net of federal benefit.....................     8.14
   Unrecognized benefit -- predecessor deferred....................     1.00
   Nondeductible permanent differences.............................     0.11
   Other...........................................................     1.53
                                                                       -----
                                                                       44.78%
                                                                       =====

  Deferred income taxes reflect the tax effect of temporary differences existing between the financial statement basis and tax basis of the Corporation's assets and liabilities. Deferred tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

                         ATHERTON CAPITAL INCORPORATED
                           (A DELAWARE CORPORATION)

                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


  The tax effect of the principal temporary items creating the Corporation's deferred income tax liability are as follows (in thousands):

                                                                    DECEMBER 31,
                                                                        1997
                                                                    ------------
   Book allowance for loan loss in excess of tax...................    $   82
   Book amortization in excess of tax..............................        16
   Book deferred compensation in excess of tax.....................        46
   Net operating loss carryforward.................................       386
   Other book deductions in excess of tax..........................         9
                                                                       ------
     Deferred tax asset............................................       539
                                                                       ------
   Book gain on sale of loans not taxable..........................     2,311
   Tax discount accretion on loans held for sale...................       408
   Tax depreciation in excess of book..............................        22
                                                                       ------
     Deferred tax liability........................................     2,741
                                                                       ------
     Net deferred tax liability....................................    $2,202
                                                                       ======

  The Corporation believes a valuation allowance is not needed to reduce the gross deferred tax asset as it is more likely than not that that gross deferred tax assets will be recovered through the reversal of existing taxable temporary differences and other sources of future taxable income.

(15)EARNINGS PER SHARE

  The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the year ended December 31 1997 (dollars in thousands except per share amounts).

                                                          WEIGHTED
                                             INCOME    AVERAGE SHARES PER-SHARE
                                           (NUMERATOR) (DENOMINATOR)   AMOUNT
                                           ----------- -------------- ---------
   Net income.............................   $ 2,885
                                             -------
   Basic earnings per share -- net income
    available to common stockholders......   $ 2,885     22,611,356     $0.13
                                                                        =====
   Effect of dilutive securities:
   Options................................                1,614,987
                                                         ----------
   Diluted earnings per share -- net
    income available to common
    stockholders plus assumed conversions.   $ 2,885     24,226,343     $0.12
                                             =======     ==========     =====

                         ATHERTON CAPITAL INCORPORATED
                            (A DELAWARE CORPORATION)

                                  (UNAUDITED)

                            CONDENSED BALANCE SHEETS
                      MARCH 31, 1998 AND DECEMBER 31, 1997
                (DOLLARS IN THOUSANDS EXCEPT SHARE INFORMATION)

                                                         MARCH 31,  DECEMBER 31,
                                                           1998         1997
                                                         ---------  ------------
                         ASSETS
Cash.................................................... $    608     $    762
Loans held for sale.....................................  255,871      166,592
Construction loans......................................    3,227        1,098
Loans held for investment...............................      917        1,284
Retained interest in loan securitizations...............    4,086        3,950
Accrued interest receivable.............................    1,748        1,254
Other assets............................................    2,094        1,934
                                                         --------     --------
    Total assets........................................ $268,551     $176,874
                                                         ========     ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Warehouse line of credit................................ $247,620     $160,231
Subordinated debt facility..............................    8,478        4,182
Deferred income taxes...................................    1,937        2,202
Other liabilities.......................................    3,046        2,452
                                                         --------     --------
    Total liabilities...................................  261,081      169,067
                                                         --------     --------
Stockholders' equity
 Common stock, $.001 par value; 30,000,000 shares
  authorized, 23,231,000 shares issued and outstanding..       23           23
 Additional paid-in capital.............................    6,746        6,746
 Deferred compensation..................................   (1,724)      (1,847)
 Retained earnings......................................    2,425        2,885
                                                         --------     --------
    Total stockholders' equity..........................    7,470        7,807
                                                         --------     --------
Commitments and contingencies...........................      --           --
                                                         --------     --------
    Total liabilities and stockholders' equity.......... $268,551     $176,874
                                                         ========     ========


      See accompanying notes to unaudited condensed financial statements.

                         ATHERTON CAPITAL INCORPORATED
                            (A DELAWARE CORPORATION)

                                  (UNAUDITED)

                       CONDENSED STATEMENTS OF OPERATIONS
      FOR THE THREE MONTH PERIODS ENDED MARCH 31, 1998 AND MARCH 31, 1997
                (DOLLARS IN THOUSANDS EXCEPT SHARE INFORMATION)

                                                       PERIOD ENDED PERIOD ENDED
                                                        MARCH 31,    MARCH 31,
                                                           1998         1997
                                                       ------------ ------------
Revenues:
 Gain on sale of loans................................  $      --    $    6,833
 Interest income......................................       4,609        1,906
 Interest expense.....................................       3,841        1,546
                                                        ----------   ----------
    Net interest income...............................         768          360
                                                        ----------   ----------
 Servicing fee income.................................          43           60
 Processing fee income................................           1            8
 Other income.........................................          16            1
                                                        ----------   ----------
    Total revenues....................................         828        7,262
                                                        ----------   ----------
Expenses:
 Salaries and benefits................................         598          242
 Provision for loan losses............................         300          --
 General and administrative...........................         655          362
                                                        ----------   ----------
  Total expenses......................................       1,553          604
  Net income (loss) before taxes......................        (725)       6,658
 Income tax expense (benefit).........................        (265)       2,861
                                                        ----------   ----------
    Net income(loss)..................................  $     (460)  $    3,797
                                                        ==========   ==========
Net income (loss) per share -- basic..................  $    (0.02)  $     0.18
                                                        ==========   ==========
Weighted average shares outstanding -- basic..........  23,231,000   20,718,000
                                                        ==========   ==========
Net income (loss) per share -- diluted................  $    (0.02)  $     0.17
                                                        ==========   ==========
Weighted average shares outstanding -- diluted........  24,845,987   22,332,987
                                                        ==========   ==========

      See accompanying notes to unaudited condensed financial statements.

                         ATHERTON CAPITAL INCORPORATED
                            (A DELAWARE CORPORATION)

                                  (UNAUDITED)

                       CONDENSED STATEMENTS OF CASH FLOWS
      FOR THE THREE MONTH PERIODS ENDED MARCH 31, 1998 AND MARCH 31, 1997
                                 (IN THOUSANDS)

                                                      PERIOD ENDED PERIOD ENDED
                                                       MARCH 31,    MARCH 31,
                                                          1998         1997
                                                      ------------ ------------
Cash flows from operating activities:
 Net income (loss)...................................   $   (460)    $  3,797
 Adjustments to reconcile net loss to net cash used
  in operating activities:
  Depreciation.......................................         36           16
  Amortization and impairment........................         54           41
  Amortization of deferred compensation..............        123          --
  Provision for loan losses..........................        300          --
  (Increase) decrease in accounts receivable and
   accrued interest..................................       (553)         574
  Loans originated or purchased for sale.............    (90,991)     (22,559)
  Increase in construction loans.....................     (2,129)         --
  Decrease in loans held for investment..............         67          --
  Proceeds from sale of loans........................        --       104,109
  Gain on sale of loans..............................        --        (6,833)
  Principal payments received on loans...............      1,752        1,165
  Increase in capitalized servicing rights...........       (137)        (872)
  Increase in retained interest in loan
   securitizations...................................        --        (3,700)
  Decrease in deferred loan fees.....................        (39)        (738)
  Increase in prepaid expenses and other assets......       (139)          (4)
  Increase (decrease) in warehouse credit line.......     87,388      (72,092)
  Increase (decrease) in accounts payable and accrued
   liabilities.......................................         38          (19)
  (Decrease) increase in deferred tax liability......       (265)       2,858
  Increase in accrued interest payable...............        555         (555)
                                                        --------     --------
   Net cash (used in) provided by operating
    activities.......................................     (4,400)       5,188
                                                        --------     --------
Cash flows from investing activities:
 Purchase of furniture, fixtures, and equipment......        (51)         (11)
 Notes receivable from an affiliate..................        --            34
                                                        --------     --------
   Net cash (used in) provided by investing
    activities.......................................        (51)          23
                                                        --------     --------
Cash flows from financing activities:
 Increase in subordinated debt.......................      4,297       (4,425)
 Payment to minority interest........................        --           (87)
 Partner contributions...............................        --             7
 Additional paid-in capital..........................        --         3,500
                                                        --------     --------
   Net cash provided by (used in) financing
    activities.......................................      4,297       (1,006)
                                                        --------     --------
   Net decrease in cash..............................       (154)       4,204
                                                        --------     --------
Cash at the beginning of the period..................        762        1,620
                                                        --------     --------
Cash at the ending of the period.....................   $    608     $  5,824
                                                        ========     ========
Supplemental disclosure of cash flow information:
 Cash paid for interest..............................   $  3,286     $  1,999
                                                        ========     ========
 Cash paid for income taxes..........................        --           --
                                                        ========     ========

      See accompanying notes to unaudited condensed financial statements.

                         ATHERTON CAPITAL INCORPORATED
                           (A DELAWARE CORPORATION)

                                  (UNAUDITED)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                            MARCH 31, 1998 AND 1997

(1) BASIS OF PRESENTATION

  The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. For further information, refer to the financial statements and footnotes thereto for the year ended December 31, 1997 included elsewhere herein.

  The accompanying balance sheets as of March 31, 1998 and December 31, 1997 and the statements of operations and cash flows for the period ended March 31,1998 are those of the Corporation. The statement of operations and cash flows for the period ended March 31, 1997 are derived from the financial statements of the Corporation and Atherton Capital Partners, L.P. ("ACP"), the Corporation's predecessor. The consolidated financial statements of ACP include the financial statements of ACP and its 60% owned subsidiary AK LLC. All significant intercompany balances were eliminated.

  Certain reclassifications to the 1997 financial statements have been made to conform to the 1998 presentation.

  Recent accounting developments -- In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company adopted SFAS 130 on January 1, 1998. The adoption of SFAS 130 had no impact on the Company's financial position, results of operations or disclosures.

  In June 1997, FASB issued SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way that public business enterprises report In June 1997, FASB issued SFAS No. 131 "Disclosures About Segments of an Enterprise and Related information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. SFAS 131 will result in disclosure changes only. Management is in the process of identifying its operating segments and intends to make the required disclosures for operating segments in its 1998 annual financial statements.

  In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employer's Disclosures about Pension and Other Postretirement Benefits." SFAS 132 amends the disclosure requirements of SFAS No. 87, "Employers' Accounting for Pensions, SFAS No.88, "Employer's Benefits," and SFAS 106, "Employer's Accounting for Retirement Benefits Other than Pensions." SFAS 132 standardizes the disclosure requirements of SFAS Nos. 87 and 106 to the extent practicable and recommends a parallel format for presenting information about pensions and other retirement benefits. SFAS 132 is effective for fiscal years beginning after December 15, 1997. SFAS 132 will result in disclosure changes only.

                         ATHERTON CAPITAL INCORPORATED
                           (A DELAWARE CORPORATION)

                                  (UNAUDITED)

            NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)


(2) LOANS

  The Corporation makes loans to qualified franchisees of major national and regional franchises. Major industry segments in the loan portfolio include quick service restaurants, and casual and family dining establishments.

  Loans held for sale consist of the following at March 31, 1998 and December 31, 1997 (in thousands):

                                                         MARCH 31,  DECEMBER 31,
                                                           1998         1997
                                                         ---------  ------------
   Loans held for sale.................................. $255,921     $166,681
   Premium on purchased loans...........................      730          730
   Deferred loan fees...................................     (780)        (819)
                                                         --------     --------
   Net loans held for sale.............................. $255,871     $166,592
                                                         ========     ========

  The Corporation had construction loans of $3,265,000 at March 31, 1998, and $1,126,000 at December 31, 1997 and with deferred fees of $38,000 and $28,000, respectively. Construction loans provide borrowers temporary funds draw periodically through the commitment period in order to provide funding for a specific project. Upon completion of the project, the construction loan is replaced by permanent financing.

  At March 31, 1998 and December 31, 1997, the Corporation had loans held for investment of $917,000 and $1,284,000, respectively. The amount reflects the outstanding balance of three loans, net of deferred loan fees and allowance for loan losses, related to one borrower. At March 31, 1998, $1,054,000 in principal balance was 30 days delinquent. Based on management's estimates of fair value of the underlying collateral, the valuation allowance was increased from $200,000 at December 31, 1997 to $500,000 at March 31, 1998 through an additional charge to the provision for loan losses of $300,000.

(3) RETAINED INTEREST IN LOANS SOLD

  The Corporation originates and purchases loans with the primary intent of reselling them to investors as asset-backed securities through securitization. Securitizations are accounted for under SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. SFAS 125 requires that the selling entity continue to carry retained interests, including servicing assets, relating to assets sold. Transfers not meeting the criteria for sale recognition are accounted for as a secured borrowing with a pledge of collateral. SFAS 125 requires an entity to recognize its obligation to service financial assets that are retained in a transfer of assets in the form of a servicing asset or liability. The servicing asset or liability is amortized in proportion to, and over the period of, net servicing income or loss. Servicing assets and liabilities are assessed for impairment based on their fair value.

  During 1997, the Corporation sold one portfolio of loans through a securitization structured as follows: the portfolio of loans was sold, servicing retained, to a special purpose entity ("SPE") in exchange for stock. The SPE was established for the limited purpose of buying and reselling the Corporation's loans. The SPE then transferred the loans to a limited liability company (the "LLC") in exchange for membership interest in the LLC. The SPE and the LLC are non-consolidated wholly owned subsidiaries of the Corporation. These subsidiaries are separate legal entities. The assets owned by the subsidiaries are not available to the creditors of the Corporation. The LLC pledged the loans to a trust (the "Trust"), and in turn issued interest bearing asset-backed securities (the "Certificates") secured by the Trust. Several investors purchased the Certificates, with the proceeds from the sale of the Certificates used by the LLC and the SPE to pay dividends to the Corporation.

                         ATHERTON CAPITAL INCORPORATED
                           (A DELAWARE CORPORATION)

                                  (UNAUDITED)

            NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)


  Upon sales of the Certificates, the LLC provided the investors a credit enhancement consisting of (i) an overcollateralization amount, and (ii) a certificate insurance policy. The overcollateralization amount reflects the excess of the principal balance of the loans pledged by the LLC to the Trust over the principal balance of the Certificates sold to the investors.

  At the close of the securitization, the Corporation removed from its balance sheet the loans held for sale and added to its balance sheet (i) the cash received, (ii) the estimated fair value of the retained interest in the loans sold consisting of the overcollateralization amount, and (iii) the retained servicing rights. The Corporation's ownership interest in the overcollateralization is in the form of equity interests in the SPE and LLC. The excess of the cash received and assets retained by the Corporation over the carrying value of the loans sold, less transaction costs, equals the net gain on sale of loans recorded by the Corporation.

  The Corporation allocated its basis in the loans between the portion of the loans sold through the Certificates and the portion retained based on the relative fair values of those portions on the date of sale. The Corporation is not aware of an active market for the purchase or sale of retained interests, accordingly management estimates fair value of the retained interest by discounting the expected cashflows to be received from the overcollateralization and the retained servicing rights using discount rates commensurate with the risks involved. In discounting anticipated cash flows to be released to the Corporation from the SPE (cash outmethod), the Corporation utilized an effective annual discount rate of 12% to value the retained interest in loans sold and the servicing rights capitalized during 1997.

  The Corporation must also estimate the future rates of prepayments, delinquencies, defaults, and default loss severity as they impact the amount and timing of the estimated cash flows. The Corporation estimates prepayments by evaluating historical prepayment performance of similar loan product and the impact of trends in the industry. The Corporation estimates defaults and default losses using available historical loss data for similar transactions and the specific characteristics of the loans originated and purchased by the Corporation. In 1997, the Corporation used a prepayment rate of 5% for years two through thirteen of the term of the securitization, and a loss rate of 50 basis points over the initial eight years of the term with a 50% recovery on a 24 month lag. In subsequent periods the Corporation may recognize gains or losses attributable to the change in estimated fair value of the retained interest in loans sold, which are accounted for as "held-for-trading" securities.

  The Corporation receives servicing advisory fees for its participation in the servicing of the loans. In addition, the Corporation is entitled to the cash flows from the overcollateralization represented by the collections on the loans in excess of the amounts required to pay the Certificate principal and interest, the servicing fees, and certain other fees such as trustee fees, custodial fees and credit enhancement insurance policy premiums. At the end of each collateral period, the aggregate cash collections from the loans are allocated first to the servicing fees and certain other fees such as trustee fees, custodial fees and credit enhancement insurance policy premiums, and then to the certificateholders for interest at the pass-through rate on the certificates plus principal as defined in the securitization agreements. If the cash collected during the period exceeds the amount necessary for the above allocations, the excess is released to the Corporation.

  Retained interests in loans sold generate interest income, net of interest expense and amortization of premiums and discounts. Income is recognized by the Corporation to the extent of its ownership interest in the related earnings or losses of the SPE and LLC. Income generated from the retained interest in loans sold is recognized as interest income.

                         ATHERTON CAPITAL INCORPORATED
                           (A DELAWARE CORPORATION)

                                  (UNAUDITED)

            NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

(4) INTEREST INCOME

  The Corporation generates interest income from loans and the retained interest in loans sold. For the period ended March 31, 1998 and 1997, interest income had the following activity (in thousands):

                                                            MARCH 31, MARCH 31,
                                                              1998      1997
                                                            --------- ---------
   Interest from loans.....................................  $4,845    $2,050
   Interest from swap settlement...........................    (465)     (208)
   Interest from retained interest in loans sold...........     142         4
   Amortization of premiums and discounts on retained
    interest in loans sold.................................      85        30
   Other interest income...................................       2        33
                                                             ------    ------
                                                             $4,609    $1,906
                                                             ======    ======

(5) WAREHOUSE LINE OF CREDIT

  At March 31, 1998 and December 31, 1997, the Corporation had a warehouse line of credit with a related party in the amount of $300,000,000 and $250,000,000, respectively. Availability of the warehouse credit line is subject to adequate collateralization in the form of franchise loans. The stated maturity date of the warehouse credit line is December 31, 1999 with an option to extend, at the sole discretion of the lender, for up to one year. The line of credit bears interest at LIBOR plus 2.00% to 3.50% per annum and is used to fund 95% to 100% of the principal loan balance at the time of origination. At March 31, 1998, loans in the amount of $260,670,000 were pledged against advances of $247,620,000 bearing interest at a weighted average rate of 7.8% per annum. At December 31, 1997, loans in the amount of $168,682,000 were pledged against advances of $160,231,000 bearing interest at a weighted average rate of 7.5% per annum. The portion of the credit line utilized to fund any loan is payable upon sale or securitization of such loan.

(6) SUBORDINATED DEBT

  At March 31, 1998 and December 31, 1997, the Corporation has unsecured subordinated debt in the amount of $20,000,000 provided by the same related party that provides the warehouse line of credit available to fund, among other things, the remaining balance of each loan origination. The stated maturity on the subordinated debt is December 31, 1999, with an option to extend, at the sole discretion of the lender, for up to one year. The outstanding balance at March 31, 1998 and December 31, 1997 was $8,478,000 and $4,182,000, respectively. The subordinated debt bears interest at LIBOR plus 7.50% per annum.

No dealer, salesperson or any other person has been authorized to give any information or to make any representation not made by this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholders or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction, where such an offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that information continued herein is correct as of any time subsequent to the date of this Prospectus.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
The Company...............................................................   23
Use of Proceeds...........................................................   24
Dividend Policy...........................................................   24
Capitalization............................................................   25
Dilution..................................................................   26
Selected Financial Data...................................................   27
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   29
Franchising Industry Overview.............................................   38
Business..................................................................   41
Management................................................................   55
Certain Transactions......................................................   62
Principal Stockholders....................................................   65
Description of Capital Stock..............................................   66
Shares Eligible for Future Sale...........................................   69
Underwriting..............................................................   70
Legal Matters.............................................................   72
Experts...................................................................   72
Additional Information....................................................   72
Index to Financial Statements.............................................  F-1

                               ----------------

Until     , 1998 (25 days after the commencement of this offering), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                       Shares

                         ATHERTON CAPITAL INCORPORATED

                                    [LOGO]

                                 Common Stock

                               ----------------
                                  PROSPECTUS
                               ----------------

                              Piper Jaffray Inc.

                           PaineWebber Incorporated

                                       , 1998

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

                                                                        AMOUNT
                                                                      TO BE PAID
                                                                      ----------
   Securities and Exchange Commission registration fee...............  $17,700
   NASD filing fee...................................................    6,500
   Nasdaq National Market listing fee................................        *
   Printing and engraving expenses...................................        *
   Legal fees and expenses...........................................        *
   Accounting fees and expenses......................................        *
   Blue Sky fees and expenses........................................        *
   Transfer agent fees...............................................        *
   Miscellaneous.....................................................        *
                                                                       -------
     Total...........................................................  $     *
                                                                       =======

--------
* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Section 6.1 of the Registrants Bylaws provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

  Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrants Certificate of Incorporation provides for such limitation of liability.

  The Registrant has obtained directors and officers, insurance providing indemnification for certain of the Registrant's directors, officers and employees for certain liabilities.

  Reference is also made to the Underwriting Agreement to be filed as Exhibit
1.1 to the Registration Statement for information concerning the Underwriter's obligation to indemnify the Registrant and its officers and directors in certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In January 1997, in connection with the formation of the Registrant, the Registrant issued an aggregate of 20,000,000 shares of Common Stock to The Atherton Group Incorporated, David L. Elder, Arthur P. Brazy, Jr. and Franchise Finance Corp. in exchange for their respective partnership interests in Atherton Capital Partners, L.P., the predecessor of the Registrant. The shares of Common Stock were issued in a private placement in reliance on
Section 4(2) of the Securities Act. In March 1997, the Registrant issued 3,231,000 shares of Common Stock to Franchise Finance Corp. at a purchase price of $0.92 per share. The shares of Common Stock were issued in a private placement in reliance on Section 4(2) of the Securities Act. In October 1997, the Registrant issued options to purchase 1,614,987 shares of Common Stock to 11 current employees of the Company at an exercise price of $1.43 per share. The options were issued in a private placement in reliance on Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

  1.1*    Form of Underwriting Agreement
  3.1(a)  Certificate of Incorporation of the Registrant, as amended.
  3.1(b)  Form of Amended and Restated Certificate of Incorporation of the
          Registrant.
  3.2(a)  Bylaws of the Registrant.
  3.2(b)  Form of Amended and Restated Bylaws of the Registrant.
  4.1*    Form of Registrant's Common Stock certificate.
  4.2*    Stockholders' Agreement dated March 11, 1997 by and among David L.
          Elder, Arthur P. Brazy, Jr., The Atherton Group Incorporated,
          Franchise Finance Corp. and the Registrant.
  5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, regarding the legality of the securities being issued.
 10.1*    Form of 1997 Stock Plan and related agreements.
 10.2*    Form of 1998 Employee Stock Purchase Plan.
 10.3(a)* Warehouse Credit Agreement dated January 8, 1997 between Atherton
          Capital Partners, L.P. and Franchise Finance Corp.
 10.3(b)* First Amendment to the Warehouse Credit Agreement dated November 14,
          1997 between Franchise Finance Corp. and the Registrant.
 10.3(c)* Second Amendment to the Warehouse Credit Agreement dated April 1998 between Franchise Finance Corp. and the Registrant.
 10.4*    Subordinated Credit Agreement dated January 8, 1997 between Atherton
          Capital Partners, L.P. and Franchise Finance Corp.
 11.1*    Statement of computation of net income per share.
 21.1*    Subsidiaries of the Registrant.
 23.1*    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
          (included in Exhibit 5.1).
 23.2     Consent of KPMG Peat Marwick LLP, independent auditors.
 24.1     Power of Attorney (see page II-4).
 27.1     Financial Data Schedule.

--------
* To be supplied by amendment.

  (b) Financial Statement Schedules

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  (a) The undersigned hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT ON FORM S-1 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SAN BRUNO, STATE OF CALIFORNIA, ON THIS 2ND DAY OF JUNE, 1998.

                                          Atherton Capital Incorporated

                                                    /s/ David L. Elder
                                          By___________________________________
                                                      DAVID L. ELDER
                                                  CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  Each person whose signature appears below constitutes and appoints David L. Elder and Arthur P. Brazy, Jr., and each of them, as attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendment to this Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                        TITLE                 DATE

         /s/ David L. Elder            Chief Executive           June 2, 1998
-------------------------------------   Officer and
           DAVID L. ELDER               Director (Principal
                                        Executive Officer)

      /s/ Arthur P. Brazy, Jr.         President and             June 2, 1998
-------------------------------------   Director
        ARTHUR P. BRAZY, JR.

        /s/ Mark H. McGourty           Senior Vice               June 2, 1998
-------------------------------------   President and Chief
          MARK H. MCGOURTY              Financial Officer
                                        (Principal
                                        Financial and
                                        Accounting Officer)

       /s/ Jeffrey R. Thompson         Director                  June 2, 1998
-------------------------------------
         JEFFREY R. THOMPSON

       /s/ Richard A. Doppelt          Director                  June 2, 1998
-------------------------------------
         RICHARD A. DOPPELT

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
  NUMBER                         DESCRIPTION                           NUMBER
 -------                         -----------                         ----------
  1.1*    Form of Underwriting Agreement
  3.1(a)  Certificate of Incorporation of the Registrant, as
          amended.
  3.1(b)  Form of Amended and Restated Certificate of
          Incorporation of the Registrant.
  3.2(a)  Bylaws of the Registrant.
  3.2(b)  Form of Amended and Restated Bylaws of the Registrant.
  4.1*    Form of Registrant's Common Stock certificate.
  4.2*    Stockholders' Agreement dated March 11, 1997 by and
          among David L. Elder, Arthur P. Brazy, Jr., The Atherton
          Group Incorporated, Franchise Finance Corp. and the
          Registrant.
  5.1*    Opinion of Wilson Sonsini Goodrich & Rosati,
          Professional Corporation, regarding the legality of the
          securities being issued.
 10.1*    Form of 1997 Stock Plan and related agreements.
 10.2*    Form of 1998 Employee Stock Purchase Plan.
 10.3(a)* Warehouse Credit Agreement dated January 8, 1997 between
          Atherton Capital Partners, L.P. and Franchise Finance
          Corp.
 10.3(b)* First Amendment to the Warehouse Credit Agreement dated
          November 14, 1997 between Franchise Finance Corp. and
          the Registrant.
 10.3(c)* Second Amendment to the Warehouse Credit Agreement dated
          April 1998 between Franchise Finance Corp. and the
          Registrant.
 10.4*    Subordinated Credit Agreement dated January 8, 1997
          between Atherton Capital Partners, L.P. and Franchise
          Finance Corp.
 11.1*    Statement of computation of net income per share.
 21.1*    Subsidiaries of the Registrant.
 23.1*    Consent of Wilson Sonsini Goodrich & Rosati,
          Professional Corporation (included in Exhibit 5.1).
 23.2     Consent of KPMG Peat Marwick LLP, independent auditors.
 24.1     Power of Attorney (see page II-4).
 27.1     Financial Data Schedule.

--------
* To be supplied by amendment.